    As filed with the Securities and Exchange Commission on January 2, 2008.

                                                      Registration No. _________
                                                              File No. 811-08260

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]
                         Pre-Effective Amendment No. [ ]
                        Post-Effective Amendment No. [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]
                              Amendment No. 22                  [X]

                      CUNA MUTUAL VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                          CUNA MUTUAL INSURANCE SOCIETY
                               (Name of Depositor)

                                2000 Heritage Way
                               Waverly, Iowa 50677
              (Address of Depositor's Principal Executive Offices)

                  Depositor's Telephone Number: (319) 352-4090

                             Steve Suleski, Esquire
                          CUNA Mutual Insurance Society
                             5910 Mineral Point Road
                                Madison, WI 53705
               (Name and Address of Agent for Service of Process)

Approximate date of proposed public offering: Upon the effective date of this Registration Statement or as soon thereafter as possible.

The registrant hereby amends this registration statement date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of securities being registered: Units of interest in a Variable Account under individual flexible premium deferred variable annuity contracts.

CUNA MUTUAL INSURANCE SOCIETY                                         PROSPECTUS
2000 HERITAGE WAY, WAVERLY, IOWA 50677-9202
(319) 352-4090   (800) 798-5500                                  JANUARY 2, 2008

THIS PROSPECTUS DESCRIBES THE INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT ("CONTRACT") BEING OFFERED BY CUNA MUTUAL INSURANCE SOCIETY ("COMPANY"). Please read it carefully and keep it for future reference. The Company may sell the Contract to individuals, or to or in connection with retirement plans, including plans that qualify for special federal tax treatment under the Internal Revenue Code of 1986, as amended ("CODE").

The Owner ("you") may allocate purchase payments and Contract Values to either:
(1) one or more of the Subaccounts of the CUNA Mutual Variable Annuity Account ("Variable Account"), or (2) to the Guaranteed Interest Option, or (3) to both. The investment performance of the mutual fund portfolios underlying the Subaccounts you select will affect the Contract value to the Annuity Date, except for amounts you invest in the Guaranteed Interest Option and will affect the size of variable annuity payments after the annuity date. You bear the entire investment risk on any amounts you allocate to the Variable Account.

Each Subaccount of the Variable Account invests solely in a corresponding portfolio of one of the following funds of the Ultra Series Fund, an open-end management investment company registered with the Securities and Exchange Commission ("SEC"):

                                ULTRA SERIES FUND

          Conservative Allocation Fund
          Moderate Allocation Fund
          Aggressive Allocation Fund
          Money Market Fund
          Bond Fund
          High Income Fund
          Diversified Income Fund
          Large Cap Value Fund
          Large Cap Growth Fund
          Mid Cap Value Fund
          Mid Cap Growth Fund
          Small Cap Value Fund
          Small Cap Growth Fund
          Global Securities Fund
          International Stock Fund

Inside this Prospectus, you will find basic information about the Contract and the Variable Account that you should know before investing. The Statement of Additional Information ("SAI") contains additional information about the Contract and the Variable Account. You will find its table of contents on the last page of this Prospectus. The SAI has been filed with the SEC and is incorporated by reference. You may obtain a copy of the SAI dated January 2, 2008, free of charge by contacting the Company at the address or telephone number shown above. Additionally, the SEC maintains a website at http://www.sec.gov that contains the SAI and other information.

This Prospectus must be accompanied by a current prospectus for the Ultra
Series.

CUNA Brokerage Services, Inc. ("CUNA Brokerage") serves as principal underwriter and distributor of the Contract. More information about CUNA Brokerage is available at http://www.finra.com or by calling 1-800-289-9999. You also can obtain an investor brochure from FINRA describing its Public Disclosure Program.

INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. UNLIKE CREDIT UNION AND BANK ACCOUNTS, CONTRACT VALUE INVESTED IN THE VARIABLE ACCOUNT IS NOT INSURED. VARIABLE CONTRACT VALUE IS NOT DEPOSITED IN OR GUARANTEED BY ANY CREDIT UNION OR BANK AND IS NOT GUARANTEED BY ANY GOVERNMENT AGENCY.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

DEFINITIONS..............................................................     1
EXPENSE TABLES...........................................................     3
SUMMARY..................................................................     4
   The Contract..........................................................     4
   Charges and Deductions................................................     5
   Annuity Provisions....................................................     7
   Federal Tax Status....................................................     7
CUNA MUTUAL INSURANCE SOCIETY,...........................................     7
THE CUNA MUTUAL VARIABLE ANNUITY ACCOUNT, AND THE UNDERLYING FUNDS.......     7
      CUNA Mutual Insurance Society......................................     7
      CUNA Mutual Variable Annuity Account...............................     7
      The Underlying Funds...............................................     8
      The Ultra Series Fund..............................................     8
      Availability of the Funds..........................................     9
      Servicing Fees.....................................................     9
      Resolving Material Conflicts.......................................     9
      Addition, Deletion, or Substitution of Investments.................     9
DESCRIPTION OF THE CONTRACT..............................................    10
      Issuance of a Contract.............................................    10
      Purchase Payments..................................................    10
      Right to Examine...................................................    11
      Allocation of Purchase Payments....................................    11
      Variable Contract Value............................................    12
      Transfer Privileges................................................    13
      Surrenders and Partial Withdrawals.................................    16
      Contract Loans.....................................................    17
      Death Benefit Before the Annuity Date..............................    18
      Death Benefit After the Annuity Date...............................    19
      Annuity Payments on the Annuity Date...............................    20
      Payments...........................................................    20
      Modification.......................................................    21
      Reports to Owners..................................................    21
      Inquiries..........................................................    21
THE GUARANTEED INTEREST OPTION...........................................    22
         Category 1......................................................    22
      Guaranteed Interest Option Value...................................    22
      Guarantee Periods..................................................    23
      Net Purchase Payment Preservation Program..........................    23
      Interest Adjustment................................................    23
         Category 2......................................................    24
      Guaranteed Interest Option Value...................................    25
      Guarantee Periods..................................................    25
      Net Purchase Payment Preservation Program..........................    26
         Category 3......................................................    26
CHARGES AND DEDUCTIONS...................................................    26
      Surrender Charge (Contingent Deferred Sales Charge)................    26
      Annual Contract Fee................................................    27
      Asset-Based Administration Charge..................................    27
      Transfer Processing Fee............................................    27
      Duplicate Contract Charge..........................................    27
      Mortality and Expense Risk Charge..................................    28
      Loan Interest Charge...............................................    28
      Executive Benefits Plan Endorsement Charge.........................    28
      Change of Annuitant Endorsement....................................    28

      Income Payment Increase Endorsement................................    28
      Fund Expenses......................................................    29
      Premium Taxes......................................................    29
      Other Taxes........................................................    29
ANNUITY PAYMENT OPTIONS..................................................    30
      Election of Annuity Payment Options................................    30
      Fixed Annuity Payments.............................................    30
      Variable Annuity Payments..........................................    30
      Description of Annuity Payment Options.............................    31
FEDERAL TAX MATTERS......................................................    32
      Introduction.......................................................    32
      Tax Status of the Contract.........................................    33
      Taxation of Annuities..............................................    33
      Transfers, Assignments, or Exchanges of a Contract.................    35
      Withholding........................................................    35
      Multiple Contracts.................................................    35
      Taxation of Qualified Plans........................................    35
      Possible Charge for the Company's Taxes............................    37
      Other Tax Consequences.............................................    37
DISTRIBUTION OF THE CONTRACTS............................................    37
LEGAL PROCEEDINGS........................................................    38
VOTING RIGHTS............................................................    38
COMPANY HOLIDAYS.........................................................    39
FINANCIAL STATEMENTS.....................................................    39
FINANCIAL HIGHLIGHTS.....................................................    40
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS....................    44

                                   DEFINITIONS

Accumulation Unit     A unit of measure used to calculate Variable Contract
                      Value.

Adjusted Contract     The Contract Value less applicable premium tax not yet
Value                 deducted, less a pro-rated portion of the annual Contract
                      fee, plus or minus any applicable interest adjustment, and
                      (for annuity option 1) less any applicable surrender
                      charges as of the Annuity Date.

Annuitant             The person or persons whose life (or lives) determines the annuity payment benefits payable under the Contract and
                      whose death determines the death benefit. The maximum
                      number of joint Annuitants is two and provisions referring to the death of an Annuitant mean the death of the last
                      surviving Annuitant.

Annuity Date          The date when the Adjusted Contract Value will be applied
                      under an annuity payment option, if the Annuitant is still living.

Annuity Unit          A unit of measure used to calculate variable annuity
                      payments.

Beneficiary           The person to whom the proceeds payable on the death of an
                      Annuitant will be paid.

Company               CUNA Mutual Insurance Society.

Contract              The same date in each Contract Year as the Contract Date.
Anniversary

Contract Date         The date set forth on the specifications page of the
                      Contract which is used to determine Contract Years and
                      Contract Anniversaries.

Contract Year         A twelve-month period beginning on the Contract Date or on a Contract Anniversary.

Contract Value        The total amount invested under the Contract. It is the
                      sum of the Variable Contract Value, the Guaranteed
                      Interest Option Value and the balance of the Loan Account.

DCA One Year          A Dollar Cost Averaging One Year Guarantee Period
Guarantee Period      described in the Section entitled THE GUARANTEED INTEREST
                      OPTION.

Due Proof of Death    Proof of death satisfactory to the Company. Such proof may consist of the following if acceptable to the Company:

                           (a) a certified copy of the death record;

                           (b) a certified copy of a court decree reciting a
                               finding of death;

                           (c) any other proof satisfactory to the Company.

General Account       The assets of the Company other than those allocated
                      to the Variable Account or any other separate account of
                      the Company.

Guarantee Amount      Any portion of Guaranteed Interest Option Value allocated
                      to a particular Guarantee Period with a particular
                      expiration date (including interest thereon) less any
                      withdrawals there from.

Guarantee Period      A choice under the Guaranteed Interest Option of a
                      specific number of years for which the Company agrees to
                      credit a particular effective annual interest rate.

Guaranteed Interest   An allocation option under the Contract funded by the
Option                Company's General Account. It is neither part of nor
                      dependent upon the investment performance of the Variable
                      Account.

Guaranteed Interest   The value of the Contract in the Guaranteed Interest
Option Value          Option.

Home Office           The Company's principal office at 2000 Heritage Way,
                      Waverly, Iowa 50677. The telephone number is
                      1-800-798-5500.

Loan Account          For any Contract, a portion of the Company's General
                      Account to which Contract Value is transferred to provide
                      collateral for any loan taken under the Contract.

Loan Amount           Except on a Contract Anniversary, the Contract Value in
                      the Loan Account plus any interest charges accrued on such
                      Contract Value up to that time. On a Contract Anniversary, the Loan Amount equals the balance of the Loan Account.

Net Purchase          A purchase payment less any premium taxes deducted from
Payment               purchase payments.

Non-Qualified         A contract that is not a "Qualified Contract."
Contract

Owner                 The person(s) ("you") who own(s) the Contract and who is
                      (are) entitled to exercise all rights and privileges provided in the Contract.

Payee                 The Annuitant(s) during the annuity period.

Qualified Contract    A contract that is issued in connection with retirement
                      plans that qualify for special federal income tax
                      treatment under Section(s) 401, 403(b), 408, 408A or 457
                      of the Code.

Series An investment portfolio (sometimes called a "Fund") of Ultra Series Fund or any other open-end management investment company or unit investment trust in which a Subaccount invests.

Subaccount            A subdivision of the Variable Account, the assets of which are invested in a corresponding underlying Fund.

Surrender Value       The Contract Value plus the value of any paid-up annuity
                      additions plus or minus any applicable interest
                      adjustment, less any applicable surrender charges, premium taxes not previously deducted, and the annual Contract fee and Loan Amount.

Valuation Day         For each Subaccount, each day that the New York Stock
                      Exchange is open for business except for days that the
                      Subaccount's corresponding Fund does not value its shares.

Valuation Period      The period beginning at the close of regular trading on
                      the New York Stock Exchange on any Valuation Day and
                      ending at the close of regular trading on the next
                      succeeding Valuation Day.

Variable Account      CUNA Mutual Variable Annuity Account.

Variable Contract     The value of the Contract in the Variable Account.
Value

Written Request       A request in writing in a form satisfactory to the Company which is signed by the Owner and received at the Home
                      Office. A Written Request may also include a telephone or
                      fax request for specific transactions that are made as
                      allowed under the terms of an executed telephone or fax
                      authorization, with original signature, on file at the
                      Home Office.

                                 EXPENSE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time that you buy the Contract, take a loan from the Contract, make partial withdrawals from or fully surrender the Contract, or transfer Contract Value between the Subaccounts and/or the Guaranteed Interest Option. State premium taxes may also be deducted.

OWNER TRANSACTION EXPENSES

Transfer Processing Fee               $10 per transfer after 12 in a year
                                      (currently waived)*
Duplicate Policy Charge               $30 for each duplicate contract
Loan Interest Spread                  2.00%**
Charges for optional endorsements
Executive Benefits Plan Endorsement   $150***
Change of Annuitant Endorsement       $150****
Income Payment Increase Endorsement   $150*****

* The Company only charges this fee after the first 12 transfer each Contract Year. The Company currently does not impose this fee.

** The Loan Interest Spread is the difference between the amount of interest the Company charges you for a loan (at an effective annual rate of 6.50%) and the amount of interest the Company credits to the Loan Account (currently, an effective annual rate 4.50%, guaranteed to be at least an effective annual rate of 3.00)%.

*** The Company only charges this fee if it waives surrender charges under this endorsement during the first two Contract Years. The Company currently does not impose this fee.

**** Generally, there is no charge for this endorsement; however, if the Owner exercises the rights under this endorsement during the first two Contract Years, the Company reserves the right to charge up to $150 for the endorsement.

***** Currently there is no charge for this endorsement; however, the Company reserves the right to charge up to $150 for the endorsement.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

PERIODIC CHARGES OTHER THAN FUND EXPENSES

Annual Contract Fee                                        $30 per Contract Year*
-------------------                                        ----------------------
Variable Account Annual Expenses
   (as a percentage of average Variable Contract Value):
   Asset-Based Administration Charge                             0.15%
   Mortality and Expense Risk Charge                             1.25%
Total Variable Account Annual Expenses                           1.40%

*    This fee is currently waived if the Contract Value is $25,000 or more.

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for the Funds.

RANGE OF EXPENSES FOR THE FUNDS

                                                     MINIMUM        MAXIMUM
                                                     -------        -------
TOTAL ANNUAL FUND OPERATING EXPENSES (total of all
   expenses that are deducted from Fund assets,
   including management fees, and other expenses)      0.46%   --     1.26%
NET TOTAL ANNUAL FUND OPERATING EXPENSES (AFTER
   CONTRACTUAL WAIVERS AND REIMBURSEMENTS)             0.46%   --     1.26%

The expenses used to prepare this table were provided to the Company by the Fund(s). The expenses reflect the highest and lowest actual expenses incurred for the year ended December 31, 2006, rounded to the nearest 100th of one percent. Current or future expenses may be greater or less than those shown. With respect to the Conservative Allocation Fund, Moderate Allocation Fund and the Aggressive Allocation Fund, the expenses shown here also include expenses for the funds acquired by these "fund of funds" investment options.

EXAMPLES OF MAXIMUM CHARGES

The Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The Examples show the maximum costs of investing in the Contract, including Owner surrender charges, the Annual Contract Fee, Variable Account Annual Expenses and the maximum Annual Fund Operating Expenses.

The Examples assume that you invest $10,000 in the Contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender the Contract (or you annuitize the Contract under annuity option 1) at the end of the applicable time period:

1 year   3 years   5 years   10 years
------   -------   -------   --------
 $906     $1,297    $1,715    $3,061

(2) If you do not surrender your Contract (or you annuitize the Contract under annuity options 2-4) at the end of the applicable time period:

1 year   3 years   5 years   10 years
------   -------   -------   --------
 $276     $847      $1,445    $3,061

The Examples do not reflect transfer processing fees, premium taxes (which may range up to 3.5%, depending on the jurisdiction) or interest rate adjustments to net Purchase Payments allocated to the Guaranteed Interest Option. The Examples also reflect the annual Contract fee of $30, after being converted to a percentage.

In addition, certain Funds may impose a redemption fee of no more than 2% of the amount of Fund shares redeemed. We may be required to implement a Fund's redemption fee. The redemption fee will be assessed against your Contract Value. For more information, please see each Fund's prospectus.

THE EXAMPLES ARE ILLUSTRATIONS AND DO NOT REPRESENT PAST OR FUTURE EXPENSES. YOUR ACTUAL EXPENSES MAY BE HIGHER OR LOWER THAN THOSE SHOWN. SIMILARLY, YOUR RATE OF RETURN MAY BE MORE OR LESS THAN THE 5% ASSUMED IN THE EXAMPLES.

                                     SUMMARY

The following summarizes information which is described in more detail later in the prospectus.

THE CONTRACT

Issuance of a Contract. The Company issues Contracts to individuals or in connection with retirement plans that may or may not qualify for special federal tax treatment under the Code. (See DESCRIPTION OF THE CONTRACT, Issuance of a Contract.) Neither you nor the Annuitant may be older than age 85 on the Contract Date.

"Right to Examine" Period. You have the right to return the Contract within 10 days after you receive it. If you return the Contract, it will become void. The Company will refund to you the Contract Value as of the date the Contract is received at our Home Office plus any premium taxes deducted. You are subject to market risk during the "right to examine" period unless state law requires return of purchase payments. You may get back more or less than aggregate purchase payments you have made during this period. If required by state law, the Company will instead return the purchase payment(s) to you. (See DESCRIPTION OF THE CONTRACT, Right to Examine.)

Purchase Payments. The minimum amount required to purchase a Contract depends upon several factors. Generally, you must make payments totaling $5,000 within the first 12 months of the Contract. Certain Qualified Contracts, Section 1035 contracts, and Contracts sold to employees have lower minimum purchase amounts. Unless you pay the minimum purchase amount in full at the time of application, an automatic purchase payment plan must be established resulting in the minimum purchase amount being paid before the end of the first 12 months of the Contract. The minimum purchase payment is $100, unless the payment is made through an automatic purchase payment plan, in which case the minimum is $25. (See DESCRIPTION OF THE CONTRACT, Purchase Payments.)

Allocation of Purchase Payments. You may allocate purchase payments to one or more of the Subaccounts of the Variable Account or to the Guaranteed Interest Option or to both. An allocation to a Subaccount must be in whole percentages and be at least 1% of the purchase payment. An allocation to the Guaranteed Interest Option must be at least $1,000 (lesser amounts received will be allocated to the Money Market Subaccount). Each Subaccount invests solely in a corresponding underlying Fund. The investment performance of the Fund(s) will affect the Subaccount in which you invest your money and your Contract Value. The Company will credit interest to amounts in the Guaranteed Interest Option at a guaranteed minimum rate of 3% per year, or a higher current interest rate declared by the Company. (See DESCRIPTION OF THE CONTRACT, Allocation of Purchase Payments.)

Transfers. On or before the Annuity Date, you may transfer all or part of the Contract Value between Subaccount(s) or the Guaranteed Interest Option, subject to certain restrictions.

Transfers to the Guaranteed Interest Option must be at least $1,000 (lesser amounts received will be allocated to the Money Market Subaccount). Transfers are not allowed to the DCA One Year Guarantee Period. Except for the DCA One Year Guarantee Period, you may only transfer amount(s) out of the Guaranteed Interest Option during the 30 days prior to the expiration of a Guarantee Period. You may transfer amount(s) from the DCA One Year Guarantee Period throughout its Guarantee Period. No fee is charged for transfers, but the Company reserves the right to charge $10 for each transfer over 12 during a Contract Year. (See DESCRIPTION OF THE CONTRACT, Transfer Privilege.)

Partial Withdrawal. By Written Request to the Company on or before the Annuity Date, you may withdraw part of your Contract's Surrender Value, subject to certain limitations. (See DESCRIPTION OF THE CONTRACT, Surrender and Partial Withdrawals.)

Surrender. By Written Request to the Company, you may surrender the Contract and receive its Surrender Value. (See DESCRIPTION OF THE CONTRACT, Surrender and Partial Withdrawals.)

Replacement of an Existing Contract. It may not be in your best interest to surrender, lapse, change, or borrow from an existing life insurance policy or annuity contract in connection with the purchase of the Contract. Before doing so, you should compare both contracts carefully. Remember that if you exchange another contract for the one described in this Prospectus, you might have to pay a surrender charge and tax, including a possible penalty tax, on your old contract, and under this Contract there will be a new surrender charge period, other charges may be higher, and the benefits may be different. You should not exchange another contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Contract (that person will generally earn a commission if you buy this Contract through an exchange or otherwise).

CHARGES AND DEDUCTIONS

The Contract contains the following charges and deductions:

Surrender Charge (Contingent Deferred Sales Charge). There are no sales charges deducted at the time purchase payments are made. However, a surrender charge is deducted when you surrender or partially withdraw purchase payment(s) within seven years of their being paid.

The surrender charge is 7% of the amount of the payment withdrawn or surrendered within one year of having been paid. The surrender charge decreases by 1% for each full year that has passed since the payment was made. There is no surrender charge for withdrawing or surrendering Contract Value in excess of the total purchase payments received or on purchase payments that are more than seven years old. (See CHARGES AND DEDUCTIONS, Surrender Charge (Contingent Deferred Sales Charge).)

Subject to certain restrictions, for the first partial withdrawal (or surrender) in each Contract Year, 10% of total purchase payments subject to a surrender charge may be surrendered or withdrawn without a surrender charge. (See CHARGES AND DEDUCTIONS, Surrender Charge.) The surrender charge also may be waived in certain circumstances as provided in the Contracts.

For purposes of calculating surrender charges, withdrawals (or surrenders) are considered to come first from contract value in excess of remaining purchase payments, then from remaining purchase payments not subject to surrender charge on a first in first out basis. Next an amount equal to 10% of purchase payments subject to surrender charges is available without surrender charges and is taken by withdrawing payments subject to surrender charge on a first in first out basis until the 10% amount is exhausted. Finally the remaining payments that are subject to surrender charge are withdrawn beginning with the oldest remaining payment.

Annual Contract Fee. The Contract has an annual Contract fee of $30. (This fee is waived if the Contract Value is $25,000 or more.) Before the Annuity Date, the Company deducts this fee from the Contract Value on each Contract Anniversary (or upon surrender of the Contract). After the Annuity Date, the Company deducts this fee from variable annuity payments made to you. A pro-rated portion of the fee is deducted upon annuitization of a Contract. (See CHARGES AND DEDUCTIONS, Annual Contract Fee.)

Mortality and Expense Risk Charge. The Company deducts a daily mortality and expense risk charge to compensate it for assuming certain mortality and expense risks. The charge is deducted from the Variable Account at a rate of 0.003425% per day which is an annual rate of 1.25% (approximately 0.85% for mortality risk and 0.40% for expense risk). (See CHARGES AND DEDUCTIONS, Mortality and Expense Risk Charge.)

Asset-Based Administration Charge. The Company deducts a daily administration charge to compensate it for certain expenses the Company incurs in administering the Contract. The charge is deducted from the Variable Account at an annual rate of 0.15%. (See CHARGES AND DEDUCTIONS, Asset-Based Administration Charge.)

Premium Taxes. The Company pays any state or local premium taxes applicable to a
Contract: (a) from purchase payments as they are received, (b) from Contract Value upon surrender or partial withdrawal, (c) upon application of adjusted Contract Value to an annuity payment option, or (d) upon payment of a death benefit. The Company reserves the right to deduct premium taxes at the time it pays such taxes. This charge ranges from 0% to 3.50%. (See CHARGES AND DEDUCTIONS, Premium Taxes.)

Rider Charges. The Company reserves the right to charge a fee, not to exceed $150, for each partial withdrawal or surrender if it waives surrender charges under the Executive Benefits Plan Endorsement during the first two Contract Years.

In addition, the Company reserves the right to charge up to $150 if the Owner exercises rights under the Change of Annuitant Endorsement in the first two contract years. The Company also reserves the right to charge up to $150 for the Income Payment Endorsement.

Transfer Processing Fee. Currently no fee is charged for transfers. However, the Company reserves the right to charge $10 for the 13th transfer and each additional transfer during a Contract Year.

Duplicate Policy Charge. You can obtain a summary of your Contract at no charge. There will be a $30 charge for a duplicate Contract. In addition, a Written Request is needed to request a duplicate contract.

Fund Expenses. The Funds also charge annual Fund expenses at the ranges shown in the expense table.

ANNUITY PROVISIONS

You select the Annuity Date. For Non-Qualified Contracts, the Annuity Date must be on or prior to the later of (1) the Contract Anniversary following the Annuitant's 85th birthday. You may change the Annuity Date as described in DESCRIPTION OF THE CONTRACT, Annuity Payments on the Annuity Date.

On the Annuity Date, the Adjusted Contract Value will be applied to an annuity payment option, unless you choose to receive the Surrender Value in a lump sum. (See ANNUITY PAYMENT OPTIONS.)

FEDERAL TAX STATUS

Generally, any distribution from your Contract may result in taxable income. A 10% federal penalty tax may also apply to distributions before age 59 1/2. For a further discussion of the federal income tax status of variable annuity contracts, see Federal Tax Matters.

                         CUNA MUTUAL INSURANCE SOCIETY,
       THE CUNA MUTUAL VARIABLE ANNUITY ACCOUNT, AND THE UNDERLYING FUNDS

CUNA Mutual Insurance Society (the "Company"), is the insurer. CUNA Mutual Variable Annuity Account (the "Variable Account"), is a separate account of the Company. Five registered investment companies of the series type serve as underlying investment options for the Variable Account.

CUNA MUTUAL INSURANCE SOCIETY

CUNA Mutual Insurance Society is a mutual life insurance company that was originally organized in Wisconsin in 1935. Effective May 3, 2007, the Company was redomesticated in Iowa, and effective January 1, 2008, CUNA Mutual Life Insurance Company mergered into CUNA Mutual Insurance Society.

The Company is one of the world's largest direct underwriters of credit life and disability insurance, and is a major provider of qualified pension products to credit unions. Further, the Company offers fixed and variable annuities, individual life insurance, health policies, term and permanent life insurance, and long-term care insurance.

The Home Office of the Company is located at 2000 Heritage Way, Waverly, Iowa 50677-9202. The telephone number is 1-800-798-5500.

As of December 31, 2006, before the merger, the Company had approximately $9.3 billion in assets and more than $15.5 billion of life insurance in force.

CUNA MUTUAL VARIABLE ANNUITY ACCOUNT

The Variable Account was established by the Company as a separate account on December 14, 1993. The Variable Account will receive and invest Net Purchase Payments made under the Contracts. In addition, the Variable Account may receive and invest purchase payments for other variable annuity contracts issued in the future by the Company.

Although the assets in the Variable Account are the property of the Company, the assets in the Variable Account attributable to the Contracts are not chargeable with liabilities arising out of any other business which the Company may conduct. The assets of the Variable Account are available to cover the general liabilities of the Company only to the extent that the Variable Account's assets exceed its liabilities arising under the Contracts and any other contracts supported by the Variable Account. The Company has the right to transfer to the General Account any assets of the Variable Account which are in excess of reserves and other Contract liabilities. All obligations arising under the Contracts are general corporate obligations of the Company.

The Variable Account is divided into Subaccounts. In the future, the number of Subaccounts may change. Each Subaccount invests exclusively in shares of a single corresponding Fund. The income, gains and losses, realized or unrealized, from the assets allocated to each Subaccount are credited to or charged against that Subaccount without regard to income, gains or losses of any other Subaccount, Separate Account or the Company itself.

The Variable Account has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Variable Account or of the Company by the SEC. The Variable Account is also subject to the laws of the State of Iowa which regulate the operations of insurance companies domiciled in Iowa.

THE UNDERLYING FUNDS

The Variable Account currently invests in the Ultra Series Fund, a management investment company of the series type with one or more investment portfolios or Funds, that is registered with the SEC as an open-end, management investment company.

The investment objectives and policies of each Fund are summarized below. THERE IS NO ASSURANCE THAT ANY FUND WILL ACHIEVE ITS STATED OBJECTIVES. More detailed information, including a description of risks and expenses, may be found in the Fund's prospectus which must accompany or precede this Prospectus. The Fund prospectus should be read carefully and retained for future reference.

THE ULTRA SERIES FUND

The Ultra Series Fund is a series fund with two classes of shares within each investment portfolio. Class Z shares are offered to CUNA Mutual Group affiliates separate accounts and qualified retirement plans.

Conservative Allocation Fund. This Fund seeks income, capital appreciation and relative stability of value by investing primarily in shares of underlying funds, including Exchange Traded Funds (ETFs). The Fund will be diversified among a number of asset classes and its allocation among underlying funds will be based on an asset allocation model developed by MEMBERS Capital Advisors, the Fund's investment adviser.

Moderate Allocation Fund. This Fund seeks capital appreciation, income and moderated market risk by investing primarily in shares of underlying funds, including Exchange Traded Funds (ETFs). The Fund will be diversified among a number of asset classes and its allocation among underlying funds will be based on an asset allocation model developed by MEMBERS Capital Advisors, the Fund's investment adviser.

Aggressive Allocation Fund. This Fund seeks capital appreciation by investing primarily in shares of underlying funds, including Exchange Traded Funds (ETFs). The Fund will be diversified among a number of asset classes and its allocation among underlying funds will be based on an asset allocation model developed by MEMBERS Capital Advisors, the Fund's investment adviser.

Money Market Fund. This Fund seeks high current income from money market instruments consistent with preservation of capital and liquidity. An investment in the Money Market Fund is neither insured nor guaranteed by the U.S. Government. AN INVESTMENT IN THE MONEY MARKET FUND IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT.

Bond Fund. This Fund seeks a high level of current income, consistent with the prudent limitation of investment risk.

High Income Fund. This Fund seeks high current income.

Diversified Income Fund . This Fund seeks a high total return through the combination of income and capital growth.

Large Cap Value Fund. This Fund seeks long-term growth of capital with income as a secondary consideration.

Large Cap Growth Fund. This Fund seeks long-term capital appreciation.

Mid Cap Value Fund. This Fund seeks long-term capital appreciation.

Mid Cap Growth Fund. This Fund seeks long-term growth of capital appreciation.

Small Cap Value Fund. This Fund seeks long-term capital appreciation.

Small Cap Growth Fund. This Fund seeks long-term capital appreciation.

International Stock Fund. This Fund seeks long-term growth of capital.

Global Securities Fund. This Fund seeks capital appreciation.

MEMBERS Capital Advisors, Inc. serves as investment adviser to the Ultra Series Fund and manages its assets in accordance with general policies and guidelines established by the trustees of the Ultra Series Fund.

During extended periods of low interest rates, the yields of the Money Market Fund may become extremely low and possibly negative.

AVAILABILITY OF THE FUNDS

The Variable Account purchases shares of the Ultra Series Fund in accordance with a participation agreement. If the participation agreement terminates, the Variable Account may not be able to purchase additional shares of the Fund(s) covered by the agreement. Likewise, in certain circumstances, it is possible that shares of a Fund may not be available to the Variable Account even if the participation agreement relating to that Fund has not been terminated. In either event, Owners will no longer be able to allocate purchase payments or transfer Contract Value to the Subaccount investing in the Fund.

SERVICING FEES

The Company has entered into an agreement with the investment adviser of the Funds pursuant which the adviser pays the Company a servicing fee based upon an annual percentage of the average daily net assets invested by the Variable Account (and other separate accounts of the Company) in the Funds. This fee is 0.20% of each Fund's average daily net assets. The percentage amount is based on assets of the particular Fund attributable to the Contract along with certain other variable contracts issued or administered by the Company (or an affiliate). These fees are for administration services provided to the Funds by the Company and its affiliates. Payments of fees under these agreements by the investment adviser do not increase the fees or expenses paid by the Funds or their shareholders. The amounts the Company receives under these agreements may be significant.

RESOLVING MATERIAL CONFLICTS

The Funds are offered through other separate accounts of the Company and directly to employee benefit plans affiliated with the Company. The Company does not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interest of the Variable Account and one or more of the other separate accounts in which these Funds participate.

Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the Owners and those of owners of other types of contracts issued by the Company. Material conflicts could also arise between the interests of Owners (or owners of other types of contracts issued by the Company) and the interests of participants in employee benefit plans invested in the Funds. If a material conflict occurs, the Company will take steps to protect Owners and variable annuity Payees, including withdrawal of the Variable Account from participation in the Fund(s) involved in the conflict.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of a Fund that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Fund are no longer available for investment or if, in the Company's judgment, further investment in any Fund should become inappropriate, the Company may redeem the shares, if any, of that Fund and substitute shares of another Fund. Such other Funds may have different fees and expenses. The Company will not substitute any shares attributable to a Contract's interest in a Subaccount without prior notice and approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

The Company also reserves the right to establish additional Subaccounts of the Variable Account, each of which would invest in shares of a new corresponding Fund having a specified investment objective. The Company may, in its sole discretion, establish new Subaccounts or eliminate or combine one or more Subaccounts if marketing needs, tax considerations, or investment conditions warrant. Any new Subaccounts may be made available to existing Owners on a basis to be determined by the Company. Also, certain Subaccounts may be closed to certain customers. Subject to obtaining any approvals or consents required by applicable law, the assets of one or more Subaccounts may be transferred to any other Subaccount if, in the sole discretion of the Company, marketing, tax, or investment conditions warrant.

In the event of any such substitution or change, the Company (by appropriate endorsement, if necessary) may change the Contract to reflect the substitution or change.

If the Company considers it to be in the best interest of Owners and Annuitants, and subject to any approvals that may be required under applicable law, the Variable Account may be operated as a management investment company under the 1940 Act, it may be deregistered under the 1940 Act if registration is no longer required, it may be combined with other Company separate accounts, or its assets may be transferred to another separate account of the Company. In addition, the Company may, when permitted by law, restrict or eliminate any voting rights of Owners or other persons who have such rights under the Contracts.

These mutual fund portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of certain portfolios available under the policy may be very similar to the investment objectives and policies of other portfolios that are managed by the same investment adviser or manager. Nevertheless, the investment performance and results of the portfolios available under the policy may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios available under the policy will be comparable to the investment results of any other mutual fund portfolio, even in the other portfolio has the same investment adviser or manager and the same investment objectives and policies, and a very similar name.

                           DESCRIPTION OF THE CONTRACT

ISSUANCE OF A CONTRACT

In order to purchase a Contract, application must be made to the Company through a licensed representative of the Company, who is also a registered representative of CUNA Brokerage Services, Inc. ("CUNA Brokerage") or a broker-dealer having a selling agreement with CUNA Brokerage or a broker-dealer having a selling agreement with such broker-dealer. Contracts may be sold to or in connection with retirement plans that do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Code. Neither the Owner nor the Annuitant may be older than age 85 on the Contract Date.

The Company may also be required to provide additional information about an Owner's account to government regulators. In addition, the Company may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans, or death benefits, until instructions are received from the appropriate regulator.

PURCHASE PAYMENTS

The minimum amount required to purchase a Contract depends upon several factors. The minimum purchase amount the Company must receive during the first 12 months of the Contract is:

     -    $5,000, except as described below.

     - $2,000 for Contracts that qualify for special federal income tax treatment under Sections 401, 408, 408A, or 457 of the Code. This category includes qualified pension plans, individual retirement accounts, and certain deferred compensation plans.

     - $300 for Contracts that qualify for special federal income tax treatment under Section 403(b) of the Code. This category includes tax-sheltered annuities.

     - The value of a Contract exchanged pursuant to Section 1035 of the Code, if the Company approves the transaction prior to the exchange.

     - $600 for a Contract sold to employees of the Company and its subsidiaries, to employees of CUNA Mutual and its subsidiaries, and to registered representatives and other persons associated with CUNA Brokerage. This category includes both individual retirement accounts and non-individual retirement accounts.

Unless the minimum purchase amount specified above already has been paid in full at the time of application, an automatic purchase payment plan must be established to schedule regular payments during the first 12 months of the Contract. Under the Company's automatic purchase payment plan, the Owner can select a monthly payment schedule pursuant to which purchase payments will be automatically deducted from a credit union account, bank account or other source.

The amount paid at time of application and the regular payment schedule established under the automatic purchase plan must total at least the amount shown above as a minimum purchase amount. For example, if $5,000 is the required minimum purchase amount, a $2,000 payment at the time of application and an automatic payment plan amount of $272.73 a month for the next 11 months would be sufficient. Similarly, if $2,000 is the required minimum purchase amount, an initial purchase payment of $166.74 and an automatic payment plan amount of $166.66 for each of the next 11 months would be sufficient. (Tax law limits the amount of annual contributions that the Company is permitted to accept for an individual retirement account, except in the case of a rollover or transfer.)

The minimum size for an initial purchase payment and subsequent purchase payment is $100, unless the payment is made through an automatic purchase payment plan in which case the minimum size is $25. Purchase payments may be made at any time during the Annuitant's lifetime and before the Annuity Date. Additional purchase payments after the initial purchase payment are not required.

The Company reserves the right not to accept (1) purchase payments received after the Contract Anniversary following the Annuitant's 85th birthday, (2) purchase payments of less than $100, (3) purchase payments in excess of $1 million; (4) if mandated by applicable law. Also, the Company reserves the right to change the size of minimum payments and, with respect to Contracts not yet issued, the size of the minimum purchase amounts.

The Company reserves the right, if allowed by state law, to terminate a Contract and pay the Contract Value to the Owner if: (1) no purchase payments have been received during the prior 24 months, (2) aggregate purchase payments up to the time of termination total less than $2,000, and (3) Contract Value is less than $2,000. Since the charges imposed on such a Contract will be significant, only those with the financial capability to keep a contract in place for a substantial period should purchase a contract.

RIGHT TO EXAMINE

The Contract provides for an initial "right to examine" period. The Owner has the right to reject the Contract for any reason within 10 days of receiving it. In some states, this period may be longer than 10 days.

Depending upon the state of issuance of the Contract, the Owner is subject to market risk during the Right to Examine period. The contract may be returned, along with a Written Request, to the Home Office or the sales representative within 10 days of receipt. The Company will cancel the Contract and refund the Contract Value or another amount required by law as of the date of the Home Office receives a complete Written Request. The refunded Contract Value will reflect the deduction of any contract charges, unless otherwise required by law. State and/or federal law may provide additional return privileges.

In jurisdictions of issuance where state law so requires, the amount refunded to the Owner may equal aggregate purchase payments made. In these states, the initial purchase payments will be allocated to the money market subaccount for 20 days following the Contract Date.

ALLOCATION OF PURCHASE PAYMENTS

At the time of application, the Owner selects how the initial Net Purchase Payment is to be allocated among the Subaccounts and the Guaranteed Interest Option. An allocation to a Subaccount must be for at least 1% of a purchase payment and be in whole percentages. An allocation to the Guaranteed Interest Option must be for at least $1,000.

If the application for a Contract is properly completed and is accompanied by all the information necessary to process it, including payment of the initial purchase payment, the initial Net Purchase Payment will be allocated, as designated by the Owner, to one or more of the Subaccounts or to the Guaranteed Interest Option within two Valuation Days of receipt of such purchase payment by the Company at its Home Office. If the application is not properly completed, the Company reserves the right to retain the purchase payment for up to five Valuation Days while it attempts to complete the application. If information which completes the application is received after 3:00 p.m. Central Time, the initial Net Purchase Payment will be allocated on the next Valuation Day. If the application is not complete at the end of the 5-day period, the Company will inform the applicant of the reason for the delay and the initial purchase payment will be returned immediately, unless the applicant specifically consents to the Company retaining the purchase payment until the application is complete. Once the application is complete, the initial Net Purchase Payment will be allocated as designated by the Owner within two Valuation Days.

Notwithstanding the foregoing, in jurisdictions where the Company must refund aggregate purchase payments in the event the Owner exercises the right to examine, any portion of the initial Net Purchase Payment to be allocated to a Subaccount will be allocated to the Money Market Subaccount for a 20-day period following the Contract Date. At the end of that period, the amount in the Money Market Subaccount will be allocated to the Subaccounts as designated by the Owner based on the proportion that the allocation percentage for each such Subaccount bears to the sum of the allocation percentages.

Any subsequent Net Purchase Payments will be allocated as of the end of the Valuation Period in which the subsequent Net Purchase Payment is received by the Company and will be allocated in accordance with the allocation schedule in effect at the time the purchase payment is received. However, Owners may direct individual payments to a specific Subaccount or to the Guaranteed Interest Option (or any combination thereof) without changing the existing allocation schedule. The allocation schedule may be changed by the Owner at any time by Written Request. Changing the purchase payment allocation schedule will not change the allocation of existing Contract Value among the Subaccounts or the Guaranteed Interest Option.

The Contract Values allocated to a Subaccount will vary with that Subaccount's investment experience, and the Owner bears the entire investment risk. Owners should periodically review their purchase payment allocation schedule in light of market conditions and their overall financial objectives.

VARIABLE CONTRACT VALUE

The Variable Contract Value will reflect the investment experience of the selected Subaccounts, any Net Purchase Payments paid, any surrenders or partial withdrawals, any transfers, and any charges assessed in connection with the Contract. There is no guaranteed minimum Variable Contract Value, and, because a Contract's Variable Contract Value on any future date depends upon a number of variables, it cannot be predetermined.

Calculation of Variable Contract Value. The Variable Contract Value is determined at the end of each Valuation Period. The value will be the total of the values attributable to the Contract in each of the Subaccounts. The Subaccounts are valued by multiplying that Subaccount's unit value for the relevant Valuation Period by the number of Accumulation Units of that Subaccount allocated to the Contract.

Determination of Number of Accumulation Units. Any amounts allocated or transferred to the Subaccounts will be converted into Subaccount Accumulation Units. The number of Accumulation Units to be credited to a Contract is determined by dividing the dollar amount being allocated or transferred to a Subaccount by the Accumulation Unit value for that Subaccount at the end of the Valuation Period during which the amount was allocated or transferred. The number of Accumulation Units in any Subaccount will be increased at the end of the Valuation Period by any Net Purchase Payments allocated to the Subaccount during the current Valuation Period and by any amounts transferred to the Subaccount from another Subaccount or from the Guaranteed Interest Option during the current Valuation Period.

Any amounts transferred, surrendered, or deducted from a Subaccount will be processed by canceling or liquidating Accumulation Units. The number of Accumulation Units to be canceled is determined by dividing the dollar amount being removed from a Subaccount by the Accumulation Unit value for that Subaccount at the end of the Valuation Period during which the amount was removed. The number of Accumulation Units in any Subaccount will be decreased at the end of the Valuation Period by: (a) any amounts transferred (including any applicable transfer fee) from that Subaccount to another Subaccount or to the Guaranteed Interest Option, (b) any amounts withdrawn or surrendered during that Valuation Period, (c)
any surrender charge, annual Contract fee or premium tax assessed upon a partial withdrawal or surrender, and (d) the annual Contract fee, if assessed during that Valuation Period.

Determination of Accumulation Unit Value. The Accumulation Unit value for each Subaccount's first Valuation Period was set at $10. The Accumulation Unit value for a Subaccount is calculated for each subsequent Valuation Period by subtracting (2) from (1) and dividing the result by (3), where:

     (1)  Is the result of:

          (a) the net assets of the Subaccount (i.e., the aggregate value of underlying Fund shares or units held by the Subaccount) as of the end of the Valuation Period;

          (b) plus or minus the net charge or credit with respect to any taxes paid or any amount set aside as a provision for taxes during the Valuation Period that the Company determines to be attributable to the operations of the Subaccount.

     (2) The cumulative unpaid daily charge for mortality and expense risks and for administration multiplied by the number of days in the Valuation Period.

     (3) The number of Accumulation Units outstanding as of the end of the Valuation Period.

TRANSFER PRIVILEGES

General. On or before the Annuity Date and subject to the restrictions described below, the Owner may transfer all or part of the amount in a Subaccount or the Guaranteed Interest Option to another Subaccount or the Guaranteed Interest Option.

Transfers to the Guaranteed Interest Option must be at least $1,000 (lesser amounts received will be allocated to the Money Market Subaccount). Transfers are not allowed to the DCA One Year Guarantee Period. Except for the DCA One Year Guarantee Period, transfers out of the Guaranteed Interest Option are only permitted during the 30-day period prior to the expiration of a Guarantee Period. Transfers from the DCA One Year Guarantee Period may be made throughout its Guarantee Period. Transfers will be made as of the Valuation Day on which Written Request requesting such transfer is received by the Company if received before 3:00 p.m. Central Time. Transfers will be made as of the Valuation Day next following the day on which Written Request requesting such transfer is received, if received after 3:00 p.m. Central Time. Subject to these restrictions, there currently is no other limit on the number of transfers that can be made among or between Subaccounts or to or from the Guaranteed Interest Option.

Transfers may be made by Written Request. A telephone transfer authorization form received by the Company at the Home Office is valid until it is rescinded or revoked in writing by the Owner(s) or until a subsequently dated form signed by the Owner(s) is received at the Home Office. If a currently valid telephone transfer authorization form is on file, the Company may act upon the instructions of all Owner(s). The Company is not responsible for inability to receive an Owner's instructions because of busy telephone lines or malfunctioning telephone equipment.

The Company will send a written confirmation of all transfers made pursuant to telephone instructions. The Company may also require a form of personal identification prior to acting on instructions received by telephone and tape record instructions received by telephone. If the Company follows these procedures, it will not be liable for any losses to Owners due to unauthorized or fraudulent instructions.

Telephone (and facsimile) may not always be available. Any telephone (and facsimile), whether it is yours, your service provider's, your sales representative's, or the Company's, can experience outages or slowdowns for a variety of reasons. For example, telephone communications may not be available due to natural disasters (such as hurricanes or earthquakes), man-made disasters (such as acts of terrorism, computer failures, electrical blackouts, or certain fires), or simply because of a high number of calls (which is likely to occur during periods of high market turbulence). These outages or slowdowns may delay or prevent processing your request. Although the Company has taken precautions to help its systems handle heavy use, it cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to the Home Office.

Additional Transfer Limitations. Frequent, large, or short-term transfers among Subaccounts, such as those associated with "market timing" transactions, can adversely affect the Funds and the returns achieved by Owners. In particular, such transfers may dilute the value of Fund shares, interfere with the efficient management of the Funds, and increase brokerage and administrative costs of the Funds. These costs are borne by all Owners invested in the Subaccounts, not just those making the transfers.

In order to try to protect Owners and the Funds from potentially harmful trading activity, the Company has certain market timing policies and procedures (the "Market Timing Procedures").

Detection. The Company employs various means in an attempt to detect, deter, and prevent frequent, large, or short-term transfer activity among the Subaccounts that may adversely affect other Owners or Fund shareholders. The Company may vary the Market Timing Procedures with respect to the monitoring of potential harmful trading activity from Subaccount to Subaccount, and may be more restrictive with regard to certain Subaccounts than others. However, the Company will apply the Market Timing Procedures, including any variance in the Market Timing Procedures by Subaccount, uniformly to all Owners. The Company also coordinates with the Funds to identify potential market timers, and will investigate any patterns of trading behavior identified by Funds that may not have been captured through operation of the Market Timing Procedures.

Please note that despite its best efforts, the Company may not be able to detect nor stop all harmful trading.

Deterrence. Once an Owner has been identified as a "market timer" under the Market Timing Procedures, the Company notifies the Owner that from that date forward, for three months from the date the Company mailed the notification letter, the telephone transfer and withdrawal privilege will be revoked. He or she will only be permitted to make transfers or withdrawals by written request with an original signature conveyed through the U.S. mail or overnight delivery service.

In its sole discretion, the Company may revise the Market Timing Procedures at any time without prior notice as necessary to (i) better detect and deter frequent, large, or short-term transfers that may adversely affect other Owners or Fund shareholders, (ii) comply with state or federal regulatory requirements, or (iii) impose additional or alternate restrictions on market timers (such as dollars or percentage limits on transfers). The Company also reserves the right, to the extent permitted by applicable law, to implement and administer redemption fees imposed by one or more of the Funds in the future. If required by applicable law, the Company may deduct redemption fees imposed by the Funds. Further, to the extent permitted by law, the Company also reserves the right to defer the transfer privilege at any time that it is unable to purchase or redeem shares of the Funds.

The Company currently does not impose redemption fees on transfers, or expressly allow a certain number of transfers in a given period, or limit the size of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than the Company's in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

The Company's ability to detect and deter such transfer activity is limited by its operational and technological systems, as well as by its ability to predict strategies employed by Owners (or those acting on their behalf) to avoid detection. Accordingly, despite the Company's best efforts, it cannot guarantee that the Market Timing Procedures will detect or deter frequent or harmful transfers by such Owners or intermediaries acting on their behalf. The Company applies the Market Timing Procedures consistently to all Owners without waiver or exception.

Fund Frequent Trading Policies. The Funds have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Funds describe any such policies and procedures. The frequent trading policies and procedures of a Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other Funds and the polices and procedures the Company has adopted to discourage market timing and other programmed, large, frequent, or short-term transfers.

Omnibus Orders. Owners and other persons with material rights under the Contracts also should be aware that the purchase and redemption orders received by the Funds generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and individual retirement plan participants. The omnibus nature of these orders may limit each Fund's ability to apply its respective frequent trading policies and procedures. In addition, if a Fund believes that an omnibus order the Company submits may reflect one or more transfer requests from

Owners engaged in market timing and other programmed, large, frequent, or short-term transfers, the Fund may reject the entire omnibus order and thereby delay or prevent the Company from implementing your request.

Transfer Fee. Currently no fee is charged for transfers. However, the Company reserves the right to charge $10 for the 13th transfer and each additional transfer during a Contract Year. (See CHARGES AND DEDUCTIONS.)

Dollar-Cost Averaging. If elected at the time of the application or at any other time by Written Request, an Owner may systematically or automatically transfer (on a monthly, quarterly, semi-annual, or annual basis) specified dollar amounts from the Money Market Subaccount or the DCA One Year Guarantee Period to other Subaccounts. This is known as the dollar-cost averaging method of investment. The fixed dollar amount will purchase more Accumulation Units of a Subaccount when their value is lower and fewer units when their value is higher. Over time, the cost per unit averages out to be less than if all purchases had been made at the highest value and greater than if all purchases had been made at the lowest value. The dollar-cost averaging method of investment reduces the risk of making purchases only when the price of Accumulation Units is high. It does not assure a profit or protect against a loss in declining markets.

The minimum transfer amount for dollar-cost averaging is the equivalent of $100 per month. If less than $100 remains in the Money Market or DCA One Year Guarantee Period, the entire amount will be transferred. The amount transferred to a Subaccount must be at least 1% of the amount transferred and must be stated in whole percentages. An amount transferred to the Guaranteed Interest Option must be at least $1,000 (lesser amounts received will be transferred to the Money Market Subaccount).

Once elected, dollar-cost averaging remains in effect until the earliest of: (1) the Variable Contract Value in the Money Market Subaccount or the value in the DCA One Year Guarantee Period is depleted to zero; (2) the Owner cancels the election by Written Request; or (3) for three successive months, the Variable Contract Value in the Money Market Subaccount or the value in the DCA One Year Guarantee Period has been insufficient to implement the dollar-cost averaging instructions the Owner has given to the Company. The Company will notify the Owner when dollar-cost averaging is no longer in effect. There is no additional charge for using dollar-cost averaging. The Company reserves the right to modify and/or discontinue offering dollar-cost averaging at any time and for any reason.

Other Types of Automatic Transfers. If elected at the time of the application or at any other time by Written Request, an Owner may systematically or automatically transfer (on a monthly, quarterly, semi-annual, or annual basis) Variable Contract Value from one Subaccount to another. Amounts may also be automatically transferred from the DCA One Year Guarantee Period to one or more Subaccounts. Such automatic transfers may be requested on the following basis:
(1) as a specified dollar amount, (2) as a specified number of Accumulation Units, (3) as a specified percent of Variable Contract Value in a particular Subaccount, or (4) in an amount equal to the excess of a specified amount of Variable Contract Value in a particular Subaccount.

The minimum automatic transfer amount is the equivalent of $100 per month. If less than $100 remains in the Subaccount or DCA One Year Guarantee Period from which transfers are being made, the entire amount will be transferred. The amount transferred to a Subaccount must be at least 1% of the amount transferred and must be stated in whole percentages. An amount transferred to the Guaranteed Interest Option must be at least $1,000. Once elected, automatic transfers remain in effect until the earliest of: (1) the Variable Contract Value in the Subaccount or DCA One Year Guarantee Period from which transfers are being made is depleted to zero; (2) the Owner cancels the election by Written Request; or
(3) for three successive months, the Variable Contract Value in the Subaccount from which transfers are being made has been insufficient to implement the automatic transfer instructions the Owner has given to the Company. The Company will notify the Owner when automatic transfer instructions are no longer in effect. There is no additional charge for using automatic transfers. The Company reserves the right to modify or discontinue offering automatic transfer at any time and for any reason.

Automatic Personal Portfolio Rebalancing Service. If elected at the time of the application or requested at any other time by Written Request, an Owner(s) may instruct the Company to automatically transfer (on a monthly, quarterly, semi-annual or annual basis) Variable Contract Value between and among specified Subaccounts in order to achieve a particular percentage allocation of Variable Contract Value among such Subaccounts. Such percentage allocations must be in whole percentages and be at least 1% per allocation. Owners may start and stop automatic Variable Contract Value subaccount rebalancing at any time and may specify any percentage allocation of Contract Value between or among as many Subaccounts as are available at the time the rebalancing is elected. (If Owner(s) elect automatic Variable Contract Value rebalancing without specifying such percentage allocation(s), the Company will allocate Variable Contract Value in accordance with the Owner's currently effective purchase payment allocation schedule.) There is no additional charge for using Variable Contract Value rebalancing. If the owners do not specify a frequency for rebalancing, we will rebalance quarterly. The Company reserves the right to modify and/or discontinue offering the Automatic Personal Portfolio Rebalancing Service at any time and for any reason.

SURRENDERS AND PARTIAL WITHDRAWALS

Surrenders. At any time on or before the Annuity Date, the Owner may surrender the Contract for its Surrender Value. The Surrender Value will be determined as of the Valuation Period on the date the Written Request, requesting surrender, and the Contract are received at the Company's Home Office. The Company must receive your surrender request by 3:00 p.m. Central Time will be processed the next Valuation Day. The Surrender Value will be paid in a lump sum unless the Owner requests payment under an annuity payment option. A surrender may have adverse federal income tax consequences, including a penalty tax. (See FEDERAL TAX MATTERS, Taxation of Annuities.)

Partial Withdrawals. At any time on or before the Annuity Date, Owner may make withdrawals of the Surrender Value. There is no minimum amount which may be withdrawn but the maximum amount is that which would leave the remaining Surrender Value equal to $2,000. A partial withdrawal request that would reduce the Surrender Value to less than $2,000 is treated as a request for a full surrender of the Contract. The Company will withdraw the amount requested from the Contract Value as of the Valuation Day Written Request requesting the partial withdrawal is received prior to 3:00 p.m. Central Time at the Home Office. Any requests received after 3:00 p.m. Central Time will be processed the next Valuation Day. Any applicable interest adjustment will be deducted from the remaining Contract Value. (See THE GUARANTEED INTEREST OPTION, Interest Adjustment.) Any applicable surrender charge also will be deducted from the remaining Contract Value. (See CHARGES AND DEDUCTIONS, Surrender Charge.)

The Owner may specify the amount of the partial withdrawal to be made from Subaccounts or Guarantee Amounts. If the Owners do not so specify, or if the amount in the designated Subaccounts or Guarantee Amount is inadequate to comply with the request, the partial withdrawal will be made from each Subaccount and each Guarantee Amount based on the proportion that the value in such Subaccount or Guarantee Amount bears to the total Contract Value immediately prior to the partial withdrawal.

A partial withdrawal may have adverse federal income tax consequences, including a penalty tax. (See FEDERAL TAX MATTERS, Taxation of Annuities.)

Surrender and Partial Withdrawal Restrictions. The Owner's right to make surrenders and partial withdrawals is subject to any restrictions imposed by applicable law or employee benefit plan.

Restrictions on Distributions from Certain Types of Contracts. There are certain restrictions on surrenders of and partial withdrawals from Contracts used as funding vehicles for Code Section 403(b) retirement programs. Section 403(b)(11) of the Code restricts the distribution under Section 403(b) annuity contracts of: (i) elective contributions made in years beginning after December 31, 1988;
(ii) earnings on those contributions; and (iii) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, severance from employment, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Contracts or under the terms of the plans in respect of which Qualified Contracts are issued.

Systematic Withdrawals. If elected at the time of the application or requested at any other time by the Written Request, Owners may elect to receive periodic partial withdrawals under the Company's systematic withdrawal plan. Under the systematic withdrawal plan, the Company will make partial withdrawals (on a monthly, quarterly, semi-annual, or annual basis) from designated Subaccounts as specified by the Owner. Such withdrawals must be at least $100 each. Generally, Systematic Withdrawals may only be made from Variable Contract Value subaccounts. Systematic Withdrawals can be made from the Guaranteed Interest Option to satisfy Required Minimum Distributions. This $100 minimum withdrawal requirement may be waived if the withdrawal is necessary to meet the required minimum distribution under the Code. Generally, owners must be at least age 59 1/2 to participate in the systematic withdrawal plan unless they elect to receive substantially equal periodic payments. The Company will continue Systematic Withdrawals even though a surrender charge is deducted. If any specified fund does not have sufficient value to process a systematic withdrawal request, the request will be processed pro-rata from all funds on the contract. Pro-rata Systematic Withdrawals from the Guaranteed Interest Option may incur an Interest Adjustment.

The withdrawals may be requested on the following basis: (1) as a specified dollar amount, (2) as a specified whole number of Accumulation Units, (3) as a specified percent of Variable Contract Value in a particular Subaccount, (4) in an amount equal to the excess of a specified amount of Variable Contract Value in a particular Subaccount, and (5) in an amount equal to an Owner's required minimum distribution under the Code.

Participation in the systematic withdrawal plan will terminate on the earliest of the following events: (1) the Variable Contract Value in a Subaccount from which partial withdrawals are being made becomes zero, (2) a termination date specified by the Owner is reached, (3) the Owner requests that his or her participation in the plan cease, or (4) a surrender charge would be applicable to amounts being withdrawn (i.e., partial withdrawals under the systematic withdrawal plan may not include amounts subject to the surrender charge). With regard to (4), an Owner may, by Written Request, request that systematic withdrawals continue even though a surrender charge is deducted in connection with such withdrawals. Also with regard to (4), if necessary to meet the required minimum distribution under the Code or if necessary to make substantially equal payments as required under the Code, the Company reserves the right to continue systematic withdrawals even though a surrender charge is deducted. At this time, the Company waives surrender charges for required minimum distributions.

There are federal income tax consequences to partial withdrawals through the systematic withdrawal plan and Owners should consult with their tax adviser before electing to participate in the plan. The Company reserves the right to discontinue offering the systematic withdrawal plan at any time.

CONTRACT LOANS

Owners of Contracts issued in connection with retirement programs meeting the requirements of Section 403(b) of the Code (other than those programs subject to Title I of the Employee Retirement Income Security Act of 1974) may borrow from the Company using their Contracts as collateral. Loans such as these are subject to the provisions of any applicable retirement program and to the Code. Owners should, therefore, consult their tax and retirement plan advisers before taking a Contract loan.

At any time, Owners may borrow the lesser of (1) the maximum loan amount permitted under the Code, or (2) 90% of the Surrender Value of their Contract. Loans in excess of the maximum amount permitted under the Code will be treated as a taxable distribution rather than a loan and could cause disqualification of a Section 403(b) contract. The Company will only make Contract loans after approving a written application by the Owner. The written consent of all assignees and irrevocable beneficiaries must be obtained before a loan will be given. The Owner is responsible for ensuring that the loan is taken and repaid in compliance with applicable requirements of the Code.

When a loan is made, the Company transfers an amount equal to the amount borrowed from the Variable Contract Value or Guaranteed Interest Option Value to the Loan Account. The Loan Account is part of the Company's General Account and Contract Value in the Loan Account is separate from any Subaccount or Guarantee Period. The Owner must indicate in the loan application from which Subaccounts or Guarantee Amounts, and in what amounts, Contract Value is to be transferred to the Loan Account. In the absence of any such instructions from the Owner, the transfer(s) are made pro-rata from all Subaccounts having Variable Contract Value and from all Guarantee Amounts. Loans may be repaid by the Owner at any time before the Annuity Date. Upon the repayment of any portion of a loan, an amount equal to the repayment will be transferred from the Loan Account to the Subaccount(s) or Guarantee Accounts designated by the Owner or according to the Owner's current purchase payment allocation instructions. Loan repayments may not be allocated to the DCA One Year Guarantee Period Account. Amounts transferred from the Guaranteed Interest Option to the Loan Account may be subject to an interest adjustment, if applicable.

The Company charges interest on Contract loans at an effective annual rate of 6.5%. The Company pays interest on the Contract Value in the Loan Account at rates it determines from time to time but never less than an effective annual rate of 3.0%. This rate may change at the Company's discretion and Owners should request current interest rate information from the Company or Representative or by calling the Company at (800) 798-5500. Consequently, the net cost of a loan is the difference between 6.5% and the rate being paid from time to time on the Contract Value in the Loan Account. Interest on Contract loans accrues on a daily basis from the date of the loan and is due and payable at the end of each Contract Year. If the Owner does not pay the interest due at that time, an amount equal to such interest less interest earned on the Contract

Value in the Loan Account is transferred from his or her Variable Contract Value or Guaranteed Interest Option Value (as described above for the loan itself) to the Loan Account. This transfer will therefore increase the loan amount.

If at any time, the loan amount causes the Surrender Value to be equal to or less than zero, the Contract will be in default. In this event, the Company will send a Written Request of default to the Owner stating the amount of loan repayment needed to reinstate the Contract and the Owner will have 61 days, from the day the notice is mailed, to pay the stated amount. If the Company does not receive the required loan repayment within 61 days, it will terminate the Contract without value. Principal and interest must be repaid in substantially level payments made no less frequently than quarterly over a five-year period (or, if the loan is used to acquire the Owner's principal residence, a 10, 15 or 20-year period but not beyond the year the Owner attains age 70 1/2). The Owner is allowed a 61-day grace period from the installment due date. If the amount due by the end of the grace period is not received the outstanding loan would default and a taxable distribution of the entire amount of the outstanding principal, interest due, and any applicable charges under this Contract, including any withdrawal charge, will be made. This distribution may be subject to income and penalty tax under the Code and may adversely affect the treatment of the Contract under Code Section 403(b).

Any loan amount outstanding upon the death of the Owner or Annuitant is deducted from any death benefit paid. In addition, a Contract loan, whether or not repaid, will have a permanent effect on the Contract Value because the investment experience of the Variable Account and the interest rates applicable to Guarantee Periods do not apply to the portion of Contract Value transferred to the Loan Account. The longer the loan remains outstanding, the greater this effect is likely to be.

DEATH BENEFIT BEFORE THE ANNUITY DATE

Death of an Owner. If any Owner dies prior to the Annuity Date, any surviving Owner becomes the sole Owner. If there is no surviving Owner, the Annuitant becomes the new Owner unless the deceased Owner was also the Annuitant. If the sole deceased Owner was also the Annuitant, then the provisions relating to the death of an Annuitant (described below) will govern unless the deceased Owner was one of two joint Annuitants. In the latter event, the surviving Annuitant becomes the Owner.

The following options are available to a sole surviving Owner or a new Owner:

     (1) If the Owner is the spouse of the deceased Owner, he or she may continue the Contract as the new Owner.

     (2) If the Owner is not the spouse of the deceased Owner he or she may elect, within 60 days of the date the Company receives Due Proof of
          Death:

          (a) to receive the Surrender Value in a single sum within 5 years of the deceased Owner's death; or

          (b) to apply the Surrender Value within 1 year of the deceased Owner's death to one of the annuity payment options provided that payments under the option are payable over the new Owner's life or over a period not greater than the new Owner's life expectancy.

If he or she does not elect one of the above options, the Company will pay the Surrender Value five years from the date of the deceased Owner's death.

Under any of these options, sole surviving Owners or new Owners may exercise all Ownership rights and privileges from the date of the deceased Owner's death until the date that the Surrender Value is paid.

Death of the Annuitant. If the Annuitant dies before the Annuity Date, the Company will pay the death benefit described below to the Beneficiary named by the Owner in a lump sum . (Owners and Beneficiaries also may name successor Beneficiaries.) If there is no surviving Beneficiary, the Company will pay the death benefit to the Owner or the Owner's estate. In lieu of a lump sum payment within 5 years of the deceased Annuitant's death, the Beneficiary may elect, within 60 days of the date the Company receives due proof of the Annuitant's death, to apply the death benefit to an annuity payment option, provided that the Annuity Date selected by the Beneficiary is at least two years after the Contract Date. The Company is currently waiving this two year requirement for Annuity Payment Options 3 and 4. (See ANNUITY PAYMENT OPTIONS, Description of Annuity Payment Options.)

If the Annuitant who is also an Owner dies, the provisions described immediately above apply except that the Beneficiary may only apply the death benefit payment to an annuity payment option if:

     (1) payments under the option begin within 1 year of the Annuitant's death; and

     (2) payments under the option are payable over the Beneficiary's life or over a period not greater than the Beneficiary's life expectancy.

Death Benefit. If the Annuitant is age 75 or younger on the Contract Date, the death benefit is an amount equal to the greater of:

     (1) aggregate Net Purchase Payments made under the Contract less partial withdrawals as of the date the Company receives Due Proof of Death of the deceased;

     (2) Contract Value as of the date the Company receives Due Proof of Death of the deceased's death; or

     (3) the death benefit floor amount as of the date of the deceased's death plus any Net Purchase Payments made and less any partial withdrawals made since the most recent death benefit floor computation anniversary prior to death.

For Contracts issued after the Annuitant's 76th birthday, the death benefit is always equal to the Contract Value as of the date the Company receives Due Proof of the Death of Annuitant less any outstanding loan amount and any applicable premium taxes not previously deducted.

The death benefit floor amount is the Contract Value on the most recent death benefit floor computation anniversary. In states other than Texas, death benefit floor computation anniversaries are the 7th Contract Anniversary and each subsequent 7th Contract Anniversary (for example, the 14th Contract Anniversary, the 21st Contract Anniversary, etc.) (In Texas, the death benefit floor computation anniversaries are the 6th Contract Anniversary and each subsequent 6th Contract Anniversary.)

DEATH BENEFIT AFTER THE ANNUITY DATE

If an Owner dies after the Annuity Date, any surviving Owner becomes the sole Owner. If there is no surviving Owner, the successor Payee becomes the new Owner. If there is no successor Payee, the surviving annuitant becomes the new Owner. Such Owners will have the rights of Owners during the annuity period, including the right to name successor Payees if the deceased Owner had not previously done so. The death of an Annuitant after the Annuity Date will have the effect stated in the annuity payment option pursuant to which annuity payments are being made.

ANNUITY PAYMENTS ON THE ANNUITY DATE

The Owner selects the Annuity Date. For Non-Qualified Contracts, the Annuity Date may not be after the later of the Contract Anniversary following the Annuitant's 85th birthday or 10 years after the Contract Date. For Qualified Contracts, the Annuity Date must be no later than the Annuitant's age 70 1/2 or any other date meeting the requirements of the Code.

The Owner may change the Annuity Date subject to the following limitations: (1) the Owner's Written Request must be received at the Home Office at least 30 days before the current Annuity Date, and (2) the requested Annuity Date must be a date that is at least 30 days after receipt of the Written Request, and (3) the requested Annuity Date must be at least two years after the Contract Date (the Company is currently waiving this limitation for Annuity Payment Options 3 and 4.) (See ANNUITY PAYMENT OPTIONS, Description of Annuity Payment Options.)

On the Annuity Date, the adjusted Contract Value will be applied under the life income annuity payment option with ten years guaranteed, unless the Owner elects to have the proceeds paid under another payment option or to receive the Surrender Value in a lump sum. (See ANNUITY PAYMENT OPTIONS.) In certain states, the Surrender Value will be applied to the annuity payment option rather than the adjusted Contract Value. Unless the Owner instructs the Company otherwise, amounts in the Guaranteed Interest Option will be used to provide a fixed-annuity payment option and amounts in the Variable Account will be used to provide a variable annuity payment option.

The adjusted Contract Value is the Contract Value:

     (1)  plus or minus any applicable interest adjustment;

     (2) minus any applicable surrender charge if annuity payment option 1 is selected;

     (3) minus the pro-rated portion of the annual Contract fee (unless the Annuity Date falls on the Contract Anniversary);

     (4)  minus any applicable loan amount; and

     (5)  minus any applicable premium taxes not yet deducted.

PAYMENTS

Any surrender, partial withdrawal, Contract loan, or death benefit usually will be paid within seven days of receipt of a Written Request, any information or documentation reasonably necessary to process the request, and (in the case of a death benefit) receipt and filing of Due Proof of Death. However, payments may be postponed if:

     (1) the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the SEC; or

     (2)  the SEC permits the postponement for the protection of Owners; or

     (3) the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of the value of the Variable Account's net assets not reasonably practicable.

If a recent check or draft has been submitted, the Company has the right to delay payment until it has assured itself that the check or draft has been honored.

The Company has the right to defer payment of any surrender, partial withdrawal, or transfer from the Guaranteed Interest Option for up to six months from the date of receipt of Written Request for such a surrender or transfer. If payment is not made within 30 days after receipt of documentation necessary to complete the transaction, or such shorter period required by a particular jurisdiction, interest will be added to the amount paid from the date of receipt of documentation at 3% or such higher rate required for a particular jurisdiction.

MODIFICATION

Upon notice to the Owner, the Company may modify the Contract:

     (1) to permit the Contract or the Variable Account to comply with any applicable law or regulation issued by a government agency; or

     (2) to assure continued qualification of the Contract under the Code or other federal or state laws relating to retirement annuities or variable annuity contracts; or

     (3)  to reflect a change in the operation of the Variable Account; or

     (4)  to provide for the addition or substitution of investment options.

In the event of most such modifications, the Company will make appropriate endorsement to the Contract.

REPORTS TO OWNERS

At least annually, the Company will mail to each Owner, at such Owner's last known address of record, a report setting forth the Contract Value (including the Contract Value in each Subaccount and each Guarantee Amount) of the Contract, purchase payments paid and charges deducted since the last report, partial withdrawals made since the last report and any further information required by any applicable law or regulation.

Householding. To reduce service expenses, the Company intends to send only one copy of its reports per household regardless of the number of Owners at the household. However, any Owner may obtain additional reports upon request to the Company.

INQUIRIES

Inquiries regarding a Contract may be made in writing to the Company at its Home Office.

                         THE GUARANTEED INTEREST OPTION

THE GUARANTEED INTEREST OPTION VARIES ACCORDING TO THE STATE IN WHICH THE CONTRACT IS ISSUED. SOLELY FOR THE SAKE OF CONVENIENT REFERENCE, STATES HAVE BEEN DIVIDED INTO THREE CATEGORIES. IN CATEGORY ONE, THE COMPANY OFFERS GUARANTEE PERIODS VARYING IN DURATION FROM ONE YEAR TO TEN YEARS AND THE COMPANY MAY IMPOSE AN INTEREST ADJUSTMENT ON GUARANTEE AMOUNTS WITHDRAWN PRIOR TO THE EXPIRATION OF A GUARANTEE PERIOD.

IN CATEGORY 2, THE COMPANY OFFERS A GUARANTEE PERIOD OF ONE YEAR AND NO INTEREST ADJUSTMENT IS IMPOSED IF GUARANTEE AMOUNTS ARE WITHDRAWN BEFORE THE EXPIRATION OF THAT YEAR.

IN CATEGORY 3, THE COMPANY DOES NOT INTEND TO OFFER A GUARANTEED INTEREST
OPTION.

TO DETERMINE THE GUARANTEED INTEREST OPTION AVAILABLE IN YOUR STATE, FIND THE NAME OF YOUR STATE IN THE LISTS OF STATES BELOW. THEN READ ABOUT THE GUARANTEED INTEREST OPTION AVAILABLE IN THAT STATE.

CATEGORY 1

THE COMPANY, IN CATEGORY 1 STATES, OFFERS GUARANTEE PERIODS VARYING IN DURATION FROM ONE YEAR TO TEN YEARS AND THE COMPANY MAY IMPOSE AN INTEREST ADJUSTMENT ON GUARANTEE AMOUNTS WITHDRAWN PRIOR TO THE EXPIRATION OF A GUARANTEE PERIOD. CATEGORY 1 STATES ARE: ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW MEXICO, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, VERMONT, VIRGINIA, WEST VIRGINIA, AND WYOMING.

In Category 1 states, an Owner may allocate some or all of the Net Purchase Payments and transfer some or all of the Contract Value to the Guaranteed Interest Option for selected periods of time from one to ten years. The Company also intends to offer a special one year Guarantee Period that allows transfers to other Subaccounts throughout the Guarantee Period (the "DCA One Year Guarantee Period"). Purchase Payments may be allocated to this DCA One Year Guarantee Period, but transfers are not allowed into it. The DCA One Year Guarantee Period has not yet been approved in all states and the Guaranteed Interest Options may not be available in all states. Contact the Company for information on availability in your state.

The Guaranteed Interest Option is part of the Company's General Account and pays interest at declared rates, set at the sole discretion of the Company. The rates are guaranteed for a selected period of time from one to ten years. The principal, after deductions, is also guaranteed. The Company's General Account supports its insurance and annuity obligations. Since the Guaranteed Interest Option is part of the General Account, the Company assumes the risk of investment gain or loss on this amount. All assets in the General Account are subject to the Company's general liabilities from business operations.

The Guaranteed Interest Option has not been, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither the Guaranteed Interest Option nor the Company's General Account has been registered as an investment company under the 1933 Act. Therefore, neither the Company's General Account, nor the Guaranteed Interest Option, is generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the Guaranteed Interest Option which are included in this Prospectus are for the Owner's information. However, such disclosures may be subject to certain generally applicable provisions of federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

GUARANTEED INTEREST OPTION VALUE

The portion of the Contract Value allocated to the Guaranteed Interest Option is the Guaranteed Interest Option value which is credited with interest, as described below. The Guaranteed Interest Option value reflects interest credited to Contract Value in Guarantee Periods, Net Purchase Payments allocated to or Contract Value transferred to Guarantee Periods, transfers of Contract Value out of Guarantee Periods, surrenders and partial withdrawals from Guarantee Periods (including related interest adjustments), and charges assessed in connection with the Contract. The Guaranteed Interest Option value is the sum of Guarantee Amounts under the Contract. The Guaranteed Interest Option value is guaranteed to accumulate at a minimum effective annual interest rate of 3%.

GUARANTEE PERIODS

From time to time the Company will offer to credit Guaranteed Interest Option value with interest at specific guaranteed rates for specific periods of time. These periods of time are known as Guarantee Periods. The Company may offer one or more Guarantee Periods of one to ten years' duration at any time, but will always offer a Guarantee Period of one year. The Company will publish an effective annual interest rate applicable to each Guarantee Period being offered at that time. Net Purchase Payments allocated or Contract Value transferred to a Guarantee Period is guaranteed to earn that rate of interest for each year of the period (provided that such payments and Contract Value are not withdrawn during the Guarantee Period or surrendered). The interest rates available at any time will vary with the number of years in the Guarantee Period but will always be equal to or greater than an effective annual rate of 3%.

Guarantee Periods begin as of the date Net Purchase Payments or transfers of Contract Value are made to them and end when the number of years in the Guarantee Period have elapsed. Transfers of Contract Value to the DCA One Year Guarantee Period are not permitted. The last day of the Guarantee Period is the expiration date for the Guarantee Period. Owners may not select Guarantee Periods with expiration dates later than the Contract's current Annuity Date. During the 30-day period prior to the expiration of a Guarantee Period, the Owner may transfer the Guarantee Amount related to that Guarantee Period to any new Guarantee Period or Subaccount available at that time. Such transfers may be made at any time from the DCA One Year Guarantee Period. At the expiration of the DCA One Year Guarantee Period, any amount remaining in the account will be transferred to the Money Market Subaccount if other instructions are not received from the Owner. If, at the expiration of a Guarantee Period, less than one year remains until the Annuity Date, the Company will credit interest to the Guarantee Amount at the guaranteed rate then applicable to a one year Guarantee Period. For Guarantee Periods other than the DCA One Year Guarantee Period, the Company will notify Owners of the available Guarantee Periods and Subaccounts 30 days prior to the expiration of a Guarantee Period.

If an Owner does not respond to the notice with instructions as to how to reinvest the Guarantee Amount, then on the expiration date the Company will invest the Guarantee Amount in another Guarantee Period of the same duration as the expiring period. If no Guarantee Period of equal duration is available at that time, the Company will reinvest the Guarantee Amount in the next shortest Guarantee Period available. If either of such default Guarantee Periods would extend beyond the Annuity Date of the Contract, the Company will reinvest the Guarantee Amount in the Guarantee Period of the longest duration that expires before the Annuity Date.

The Company intends to credit Guarantee Amounts with interest at current rates in excess of the minimum guaranteed rate but is not obligated to do so. The Company has no specific formula for determining current interest rates. These current interest rates may be influenced by, but do not necessarily correspond to, prevailing general market interest rates. Guaranteed Interest Option Value will not share in the investment performance of the Company's General Account or any portion thereof. Any interest credited on Guarantee Amounts in excess of the minimum guaranteed effective rate of 3% per year will be determined in the sole discretion of the Company. The Owner therefore assumes the risk that interest credited may not exceed the minimum guaranteed rate.

NET PURCHASE PAYMENT PRESERVATION PROGRAM

An Owner may elect to allocate the initial Net Purchase Payment between the Guaranteed Interest Option and the Variable Account so that at the end of the Guaranteed Period the portion of the initial Net Purchase Payment allocated to the Guarantee Interest Option will equal the initial Net Purchase Payment. This would permit the Owner to allocate the remaining portion of the initial Net Purchase Payment to one or more Subaccounts and still be certain of having a Contract Value at the end of the Guarantee Period at least equal to the initial Net Purchase Payment. Upon request, the Company will calculate the portion of any Net Purchase Payment that must be allocated to a particular Guarantee Period to achieve this result.

INTEREST ADJUSTMENT

The Company will impose an interest adjustment on Guarantee Amounts withdrawn or surrendered or applied to an annuity payment option from a Guarantee Period (other than the DCA One Year Guarantee Period) before expiration of the period except when such a withdrawal, surrender, or annuitization occurs during the last 30 days of the period. The interest adjustment is calculated by multiplying the amount surrendered, withdrawn, or annuitized by the following factor:

                              0.70 x (I - J) x n/12

Where:

          I = the guaranteed interest rate then being offered for a new
              Guarantee Period equal in duration and type to the period from which the Guarantee Amount is being withdrawn, surrendered or annuitized. If a Guarantee Period of such duration is not being offered, "I" equals the linear interpolation of the guaranteed rates for periods then available. If the Guarantee Periods needed to perform the interpolation are not being offered, "I" equals the interest rate being paid on the Treasury Constant Maturity Series published by the Federal Reserve Board for Treasury securities with remaining maturities equal to the duration of the appropriate Guarantee Period plus the interest adjustment reference factor shown on the Contract data page. If no published rates are available for maturities equal to the duration of the appropriate Guarantee Period, linear interpolation of other published rates will be used.

          J = the guaranteed interest rate then being credited to the Guarantee Amount being withdrawn, surrendered or annuitized.

          n = the number of complete months remaining until the expiration of the Guarantee Period.

At a time when I exceeds J, the interest adjustment will reduce the portion of any Guarantee Amount available for withdrawal, surrender, or annuitization. At a time when J exceeds I, the interest adjustment will increase the portion of any Guarantee Amount available for withdrawal, surrender, or annuitization. Moreover, the interest adjustment will only operate to increase or reduce credited interest in an amount equal to the excess of 3% per year on a Guarantee Amount at the beginning of any Guarantee Period.

The interest adjustment is calculated separately for each Guarantee Amount and is applied before any surrender charge. Owners must instruct the Company as to which Guarantee Periods should be withdrawn or surrendered. Within any Guarantee Period, Guarantee Amounts are withdrawn or surrendered on a first-in-first-out basis. The adjustment does not apply to the calculation of a death benefit or to amounts deducted from Guaranteed Interest Option value by the Company as fees or charges. In addition, the application of an Interest Adjustment will not cause the sum of the Surrender Charge and Interest Adjustment to exceed 10% of the amount withdrawn or surrendered.

Any applicable interest adjustment(s) will be deducted from or added to the remaining Guarantee Amount(s), if any, or from all remaining Guarantee Amounts on a pro-rata basis. If, at the time a partial withdrawal is requested from a Guarantee Amount, the Guaranteed Interest Option value would be insufficient to permit the deduction of the interest adjustment from any remaining Guarantee Amounts, then the Company will not permit the partial withdrawal.

The imposition of an interest adjustment may have significant federal income tax consequences. (See FEDERAL TAX MATTERS, Taxation of Annuities.)

CATEGORY 2

THE COMPANY, IN CATEGORY 2 STATES, OFFERS GUARANTEE PERIODS OF ONE YEAR AND NO INTEREST ADJUSTMENT IS IMPOSED. CATEGORY 2 STATES INCLUDE: PENNSYLVANIA, TEXAS, UTAH, AND WISCONSIN. CATEGORY 2 STATES MAY ALSO INCLUDE MARYLAND AND NEW JERSEY. MARYLAND AND NEW JERSEY OFFERS WILL BE LIMITED TO THE DCA ONE YEAR GUARANTEE PERIOD ONLY.

In Category 2 states an Owner may allocate some or all of the Net Purchase Payments and transfer some or all of the Contract Value to the Guaranteed Interest Option for one year periods. The Company also intends to offer a special one year Guarantee Period that allows transfers to other Subaccounts throughout the Guarantee Period (the "DCA One Year Guarantee Period"). Purchase Payments may be allocated to this DCA One Year Guarantee Period, but transfers are not allowed into it. Purchase payment allocations are limited to the first three contract years in Maryland and New Jersey. Contracts sold in Maryland and New Jersey prior to availability of the DCA One Year Guarantee Period does not contain the Guaranteed Interest Option.

The Guaranteed Interest Option is part of the Company's General Account and pays interest at declared rates, set at the sole discretion of the Company, that are guaranteed for one year. The principal, after deductions, is also guaranteed. The Company's General Account supports its insurance and annuity obligations. Since the Guaranteed Interest Option is part of the General Account, the Company assumes the risk of investment gain or loss on this amount. All assets in the General Account are subject to the Company's general liabilities from business operations.

The Guaranteed Interest Option has not been, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither the Guaranteed Interest Option nor the Company's General Account has been registered as an investment company under the 1940 Act. Therefore, neither the Company's General Account, nor the Guaranteed Interest Option, is generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the Guaranteed Interest Option which are included in this Prospectus are for the Owner's information. However, such disclosures may be subject to certain generally applicable provisions of federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

GUARANTEED INTEREST OPTION VALUE

The Guaranteed Interest Option value is the portion of the Contract Value allocated to the Guaranteed Interest Option. The Guaranteed Interest Option value reflects Net Purchase Payments allocated to and Contract Value transferred to 1) Guarantee Periods, 2) interest credited to Contract Value in Guarantee Periods, 3) transfers of Contract Value out of Guarantee Periods, 4) surrenders and partial withdrawals from Guarantee Periods, and 5) charges assessed in connection with the Contract. Guarantee Amounts are withdrawn or surrendered on a first-in-first-out basis. The Guaranteed Interest Option value is the sum of Guarantee Amounts under the Contract. The Guaranteed Interest Option value is guaranteed to accumulate at a minimum effective annual interest rate of 3%.

GUARANTEE PERIODS

From time to time the Company will offer to credit Guaranteed Interest Option value with interest at a specific rate guaranteed for the following one-year period. The one-year period is known as a Guarantee Period. The Company will publish the effective annual interest rate applicable to each Guarantee Period. Net Purchase Payments allocated and Contract Value transferred to a Guarantee Period is guaranteed to earn that rate of interest during the period (provided that such payments and Contract Value are not withdrawn from the Guarantee Period or surrendered). The interest rate will always be equal to or greater than an effective annual rate of 3%.

A Guarantee Period begins as of the date Net Purchase Payments or transfers of Contract Value are made to the Guarantee Account and ends when 365 days have passed. Transfers of Contract Value to the DCA One-Year Guarantee Period are not permitted. The last day of the 365-day period is the expiration date for the Guarantee Period. During the 30-day period prior to the expiration date, the Owner may transfer the Guarantee Amount related to that Guarantee Period to a new one year Guarantee Period or to any Subaccount available at that time. Such transfers may be made at any time from the DCA One-Year Guarantee Period. At the expiration of a DCA One-Year Guarantee Period, any amount remaining will be transferred to the Money Market Subaccount. For Guarantee Periods other than the DCA One Year Guarantee Period, the Company will notify Owners of the interest rates applicable to the upcoming Guarantee Period thirty days prior to the expiration of a Guarantee Period. If an Owner does not respond to the notice with instructions as to how to reinvest the Guarantee Amount, then on the expiration date the Company will invest the Guarantee Amount in another one year Guarantee Period at the guaranteed rate then offered. If less than one year remains until the Annuity Date, the Company will credit interest to the Guarantee Amount at the guaranteed rate then applicable to a one year Guarantee Period.

The Company intends to credit Guarantee Amounts with interest at current rates in excess of the minimum guaranteed rate but is not obligated to do so. The Company has no specific formula for determining current interest rates. Current interest rates may be influenced by, but do not necessarily correspond to, prevailing general market interest rates. Guaranteed Interest Option Value will not share in the investment performance of the Company's General Account. Any interest credited on Guarantee Amounts in excess of the minimum guaranteed effective rate of 3% per year will be determined in the sole discretion of the Company. The Owner assumes the risk that interest credited may not exceed the minimum guaranteed rate.

The Company will not impose an interest adjustment on Guarantee Amounts withdrawn or surrendered or applied to an annuity payment option from the Guaranteed Interest Option.

NET PURCHASE PAYMENT PRESERVATION PROGRAM

An Owner may elect to allocate the initial Net Purchase Payment between the one year Guaranteed Period and the Variable Account so that at the end of the Guarantee Period, the portion of the initial Net Purchase Payment allocated to the Guarantee Amount will equal the initial Net Purchase Payment. This permits the Owner to allocate the remaining portion of the initial Net Purchase Payment to one or more Subaccounts and still be certain of having a Contract Value at the end of the Guarantee Period at least equal to the initial Net Purchase Payment. Upon request, the Company will calculate the portion of any initial Net Purchase Payment that must be allocated to a one-year Guarantee Period to achieve this result. The program is not available in Maryland and New Jersey.

CATEGORY 3

THE COMPANY DOES NOT INTEND TO OFFER A GUARANTEED INTEREST OPTION IN CATEGORY 3 STATES. CATEGORY 3 STATES ARE: OREGON AND WASHINGTON.

                             CHARGES AND DEDUCTIONS

SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)

General. No charge for sales expenses is deducted from purchase payments at the time purchase payments are paid. However, within certain time limits described below, a surrender charge (contingent deferred sales charge) is deducted from the Contract Value if a partial withdrawal or surrender is made before the Annuity Date. Also, a surrender charge is deducted from amounts applied to annuity payment option 1. (See DESCRIPTION OF THE CONTRACT, Annuity Payments on the Annuity Date.)

Charge for Partial Withdrawal or Surrender. A charge is imposed on the partial withdrawal or surrender of purchase payments within seven years of their having been received by the Company. The surrender charge is the percentage of each such purchase payment specified in the table below and is separately calculated and applied to each purchase payment at any time when that purchase payment is withdrawn or surrendered. No surrender charge applies to Contract Value in excess of aggregate purchase payments. The surrender charge is calculated using the assumption that all Contract Value in excess of aggregate purchase payments is surrendered before any purchase payments and that purchase payments are surrendered on a first-in-first-out basis.

Number of Full Years Between
Date of Purchase Payment and   Charge as Percentage
      Date of Surrender        of Purchase Payment
----------------------------   --------------------
              0                           7%
              1                           6%
              2                           5%
              3                           4%
              4                           3%
              5                           2%
              6                           1%
              7+                          0%

Any applicable surrender charge is deducted pro-rata from the remaining Variable Contract Value in the Subaccounts from which the withdrawal is made or the remaining Guaranteed Interest Option value from the Guarantee Amounts from which the withdrawal is made. If such remaining Variable Contract Value or Guaranteed Interest Option value is insufficient for this purpose, the surrender charge is deducted pro-rata from all Subaccounts and Guarantee Amounts under the Contract.

Amounts Not Subject to Surrender Charge. In each Contract Year, up to 10% of an amount equal to the aggregate purchase payments still subject to a surrender charge (computed at the time of the withdrawal or surrender) may be withdrawn or surrendered during that year without a surrender charge. Any amounts surrendered or withdrawn in excess of this 10% will be assessed a surrender charge. This right is not cumulative from Contract Year to Contract Year.

Waiver of Surrender Charge. In most states, the Contract provides that, upon Written Request from the Owner before the Annuity Date, the surrender charge will be waived on a partial withdrawal or surrender if the Annuitant is confined to a nursing home or hospital (as described in the Contract) or becomes terminally ill (as described in the Contract). This waiver is not available in some states, and, therefore, is not described in Contracts issued in those states. As of May 1, 2005, those states include Kansas, New Jersey, Pennsylvania, and Texas. This benefit may be exercised one time.

The Company also offers an Executive Benefits Plan Endorsement in conjunction with certain deferred compensation plans. The executive benefits plan endorsement waives the surrender charges (deferred charges) on the contract (policy) to which it is attached subject to the following conditions:

1. the contract (policy) is surrendered and the proceeds are used to fund a new policy provided through CUNA Mutual Insurance Society or an affiliate;

2.   the contract (policy) is owned by a business or trust;

3.   the new contract (policy) is owned by the same entity;

4. the annuitant (insured) under the contract (policy) is a selected manager or a highly compensated employee (as those terms are defined by Title 1 of the Employee Retirement Income Security Act, as amended);

5. the annuitant (insured) under the new contract is also a selected manager or highly compensated employee;

6. we receive an application for the new contract (and have evidence of insurability satisfactory to us).

There is no charge for this benefit. However, if you exercise this benefit during the first two contract (policy) years, we reserve the right to charge a fee to offset expenses incurred. This fee will not exceed $150. The Executive Benefits Plan Endorsement may not be available in all states.

ANNUAL CONTRACT FEE

On each Contract Anniversary prior to the Annuity Date, the Company deducts from the Variable Contract Value an annual Contract fee of $30 to reimburse it for administrative expenses relating to the Contract. The fee is deducted from each Subaccount and from the Guaranteed Interest Option based on the proportion that the value of the Subaccount and the Guaranteed Interest Option bear to the total Contract Value. (In Texas and South Carolina, the fee is deducted from each Subaccount based on the proportion that the value of the Subaccount bears to the total Variable Contract Value.) The annual Contract fee also is deducted upon surrender of a Contract on a date other than a Contract Anniversary. A pro-rated portion of the fee is deducted upon annuitization. After the Annuity Date, the annual Contract fee is deducted from variable annuity payments. The Company does not deduct the annual Contract fee on Contracts with a Contract Value of $25,000 or more on the Contract Anniversary. The Contract fee will not be charged after the Annuity Date when a Contract with a Contract Value of $25,000 or more has been annuitized.

ASSET-BASED ADMINISTRATION CHARGE

The Company deducts a daily administration charge to compensate it for certain expenses it incurs in administration of the Contract. The charge is deducted from the assets of the Variable Account at an annual rate of 0.15%.

TRANSFER PROCESSING FEE

Currently no fee is charged for transfers. However, the Company reserves the right to charge $10 for the 13th transfer and each subsequent transfer during a Contract Year. For the purpose of assessing such a transfer fee, each written request would be considered to be one transfer, regardless of the number of Subaccounts or Guarantee Amounts affected by the transfer. The transfer fee would be deducted from the Subaccount or Guarantee Amount from which the transfer is made. If a transfer is made from more than one Subaccount or Guarantee Amount at the same time, the transfer fee would be deducted pro-rata from the remaining Variable Contract Value in such Subaccount(s) or from the remaining Guarantee Amount.

DUPLICATE CONTRACT CHARGE

You can obtain a summary of your Contract at no charge. There will be a $30 charge for a duplicate contract. In addition, a Written Request is needed to request a duplicate Contract.

MORTALITY AND EXPENSE RISK CHARGE

To compensate the Company for assuming mortality and expense risks, the Company deducts a daily mortality and expense risk charge from the assets of the Variable Account. The charge is at a daily rate of 0.003425%. On an annual basis, this equates to 1.25% (approximately 0.85% for mortality risk and 0.40% for expense risk).

The mortality risk the Company assumes is that Annuitants may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each Payee is assured that longevity will not have an adverse effect on the annuity payments received. The mortality risk that the Company assumes also includes a guarantee to pay a death benefit if the Annuitant dies before the Annuity Date. The expense risk that the Company assumes is the risk that the administrative fees and transfer fees (if imposed) may be insufficient to cover actual future expenses.

The Company may use any profits from this charge to finance other expenses, including distribution expenses related to the Contracts or any other purpose.

LOAN INTEREST CHARGE

While a loan is outstanding, loan interest is payable at the end of each Contract Year or, if earlier, on the date of loan repayment, surrender, termination, or death of the Annuitant. Loan interest is charged in arrears on the amount of an outstanding loan. Loan interest that is unpaid when due will be added to the amount of the loan at the end of each Contract Year and will bear interest at the same rate. The Company charges an annual interest rate of 6.50% on loans. After offsetting the 3.00% interest the Company guarantees it will credit to the Loan Account, the maximum guaranteed net cost of loans is 3.50% (annually).

EXECUTIVE BENEFITS PLAN ENDORSEMENT CHARGE

The Company also reserves the right to charge a fee, not to exceed $150, for each partial withdrawal or surrender if it waives surrender charges under the Executive Benefits Plan Endorsement during the first two Contract Years. This fee is intended to offset expenses incurred in providing the endorsement. If a fee is imposed, this fee will be deducted from the Contract Value at the time of the surrender or partial withdrawal.

CHANGE OF ANNUITANT ENDORSEMENT

The Company offers a Change of Annuitant Endorsement in conjunction with certain deferred compensation plans. This Endorsement permits an Owner that is a business or trust to change the Annuitant at any time when the current Annuitant is alive provided that both the current Annuitant and new Annuitant are selected managers or highly compensated employees of the Owner. Generally, there is no charge for this Endorsement, however, if the Owner exercises the rights under this Endorsement during the first two Contract Years, the Company reserves the right to charge up to $150 to offset the Company's expenses incurred in connection with the Endorsement. The Change of Annuitant Endorsement is subject to a number of conditions.

Generally, there is no charge for this endorsement, however, if the Owner exercises the rights under this endorsement during the first two Contract Years, the Company reserves the right to charge up to $150 to offset the Company's expenses incurred in connection with the endorsement. If a fee is imposed, this fee will be deducted from the Contract Value at the time of the surrender or partial withdrawal. The Change of Annuitant Endorsement is subject to a number of conditions.

INCOME PAYMENT INCREASE ENDORSEMENT

The Company offers an Income Payment Increase Endorsement on this Contract. Under this Endorsement and subject to the conditions described in the Endorsement, you may increase the annuity payments under any annuity payment option (other than Annuity Payment Option 1) by sending the Company an additional payment of up to $1 million with your Written Request electing an Income Payout Option. The Company deducts any Premium Taxes from the additional payment and the additional amount is added to the Contract Value applied to the annuity payment option. Currently there is no charge for this Endorsement; however, the Company reserves the right to charge up to $150 for the Endorsement. If a charge is assessed, it will be deducted from the additional amount received before it is added to the Contract Value applied to the Income Payment Option.

FUND EXPENSES

Because the Variable Account purchases shares or units of the various Funds, the net assets of the Variable Account will reflect the investment management fees and other operating expenses incurred by such Funds. (See EXPENSE TABLES and the accompanying current prospectus for the Ultra Series Fund) A more detailed description of these fees and expenses may be found in the Fund prospectus, which follows this Prospectus.

Please note that the Funds and their investment adviser are affiliated with the Company. In addition, as discussed under "Servicing Fees" above, the Funds pay the Company for providing certain administrative services.

PREMIUM TAXES

Various states and other governmental entities levy a premium tax on annuity contracts issued by insurance companies. Premium tax rates are subject to change from time to time by legislative and other governmental action. In addition, other government units within a state may levy such taxes. The timing of tax levies varies from one taxing authority to another. If premium taxes are applicable to a Contract, the jurisdiction may require payment (a) from purchase payments as they are received, (b) from Contract Value upon withdrawal or surrender, (c) from adjusted Contract Value upon application to an annuity payment option, or (d) upon payment of a death benefit. The Company will forward payment to the taxing jurisdiction when required by law. Although the Company reserves the right to deduct premium taxes at the time such taxes are paid to the taxing authority, currently the Company does not deduct premium tax from the Owner's Contract Value until the Contract is annuitized.

The Company, upon request, will provide current premium tax rates. To obtain this information, contact the Company at the address and telephone number shown on the first page of this prospectus. As of January 1, 20067 the Contracts offered by this Prospectus were subject to tax in the states shown below:

                   Non-
State           Qualified   Qualified
-----           ---------   ---------
California         2.35%       0.50%
Maine              2.00%       0.00%
Nevada             3.50%       0.00%
Puerto Rico        1.00%       1.00%
South Dakota       1.25%       0.00%
West Virginia      1.00%       1.00%
Wyoming            1.00%       0.00%

OTHER TAXES

Currently, no charge is made against the Variable Account for any federal, state, or local taxes (other than premium taxes) that the Company incurs or that may be attributable to the Variable Account or the Contracts. The Company may, however, make such a charge in the future from Surrender Value, death benefits, or annuity payments, as appropriate. Such taxes may include taxes (levied by any government entity) which the Company determines to have resulted from: (1) the establishment or maintenance of the Variable Account, (2) receipt by the Company of purchase payments, (3) issuance of the Contracts, or (4) the payment of annuity payments.

                             ANNUITY PAYMENT OPTIONS

ELECTION OF ANNUITY PAYMENT OPTIONS

On the Annuity Date, the adjusted Contract Value will be applied under an annuity payment option, unless the Owner elects to receive the Surrender Value in a single sum. (See DESCRIPTION OF THE CONTRACT, Annuity Payments on the Annuity Date.) If an election of an annuity payment option is not on file at the Company's Home Office on the Annuity Date, the proceeds will be paid as a life income annuity with payments for ten years guaranteed. An annuity payment option may be elected, revoked, or changed by the Owner at any time before the Annuity Date while the Annuitant is living. The election of an option and any revocation or change must be made by Written Request signed by the Owner and/or Beneficiary, as appropriate. The Owner may elect to apply any portion of the adjusted Contract Value to provide either variable annuity payments or fixed annuity payments or a combination of both.

Before the Annuity Date, the Owner can apply the entire Surrender Value under an annuity payment option, or a Beneficiary can apply the death benefit under an annuity payment option. The annuity payment options available are described below.

The Company reserves the right to refuse the election of an annuity payment option other than paying the adjusted Contract Value in a lump sum if the total amount applied to an annuity payment option would be less than $2,500, or each annuity payment would be less than $25.00.

FIXED ANNUITY PAYMENTS

Fixed annuity payments are periodic payments from the Company to the designated Payee, the amount of which is fixed and guaranteed by the Company. The amount of each payment depends only on the form and duration of the annuity payment option chosen, the age of the Annuitant, the gender of the Annuitant (if applicable), the amount applied to purchase the annuity payments, and the applicable annuity purchase rates in the Contract. The annuity purchase rates in the Contract are based on a minimum guaranteed interest rate of 3.5%. The Company may, in its sole discretion, make annuity payments in an amount based on a higher interest rate.

VARIABLE ANNUITY PAYMENTS

The dollar amount of the first variable annuity payment is determined in the same manner as that of a fixed annuity payment. Therefore, for any particular amount applied to a particular annuity payment option, the dollar amount of the first variable annuity payment and the first fixed annuity payment (assuming such fixed payment is based on the minimum guaranteed 3.5% interest rate) would be the same. Variable annuity payments after the first payment are similar to fixed annuity payments except that the amount of each payment varies to reflect the net investment performance of the Subaccount(s) selected by the Owner or Payee.

The net investment performance of a Subaccount is translated into a variation in the amount of variable annuity payments through the use of Annuity Units. The amount of the first variable annuity payment associated with each Subaccount is applied to purchase Annuity Units at the Annuity Unit value for the Subaccount on the Annuity Date. The number of Annuity Units of each Subaccount attributable to a Contract then remains fixed unless an exchange of Annuity Units is made as described below. Each Subaccount has a separate Annuity Unit value that changes with each Valuation Period in substantially the same manner as do Accumulation Units of the Subaccount.

The dollar value of each variable annuity payment after the first is equal to the sum of the amounts determined by multiplying the number of Annuity Units under a Contract of a particular Subaccount by the Annuity Unit value for the Subaccount for the Valuation Period which ends immediately preceding the date of each such payment. If the net investment return of the Subaccount for a payment period is equal to the pro-rated portion of the 3.5% annual assumed investment rate, the variable annuity payment attributable to that Subaccount for that period will equal the payment for the prior period. To the extent that such net investment return exceeds an annualized rate of 3.5% for a payment period, the payment for that period will be greater than the payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 3.5%, the payment for that period will be less than the payment for the prior period.

After the Annuity Date, a Payee may change the selected Subaccount(s) by Written Request up to four times per Contract Year. Such a change will be made by exchanging Annuity Units of one Subaccount for another on an equivalent dollar value basis. See the Statement of Additional Information for examples of Annuity Unit value calculations and variable annuity payment calculations.

DESCRIPTION OF ANNUITY PAYMENT OPTIONS

Option 1 - Interest Income. (Fixed Annuity Payments Only) The proceeds are left with the Company to earn interest at a compound annual rate to be determined by the Company but not less than 3.5%. Interest will be paid every month or every 12 months as the Owner or Payee selects. Under this option, the Payee may withdraw part or all of the proceeds at any time. This option may not be available in all states.

Option 2 - Income For a Fixed Term. (Fixed Annuity Payments Only) The proceeds are paid out in equal monthly installments for a fixed number of years between 5 and 30. In the event of the Payee's death, a successor Payee may receive the payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

Option 3A - Life Income With Specified Number of Years Guaranteed. The proceeds are paid in monthly installments during the Payee's lifetime with the guarantee that payments will be made for a period of ten years or twenty years. In the event of the Payee's death before the expiration of the specified number of years, a successor Payee may receive the remaining payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

Option 3B - Life Income With Special Specified Number of Years Guaranteed. (Fixed Annuity Payments Only) The same as Option 3A except that the specified number of years selected is at least that which is necessary for the total of all guaranteed payments to equal the amount of proceed applied under this option.

Option 3C - Life Income. The same as Option 3A except that payments are not guaranteed for a specific number of years but only for the lifetime of the Payee. UNDER THIS OPTION, A PAYEE COULD RECEIVE ONLY ONE PAYMENT IF THE ANNUITANT DIES AFTER THE FIRST PAYMENT, TWO PAYMENTS IF THE ANNUITANT DIES AFTER THE SECOND PAYMENT, ETC.

Option 4 - Joint and Survivor Life Income - 10 Year Guaranteed Period Certain. The proceeds are paid out in monthly installments for as long as either of two joint Payees (Annuitants) remain alive. If after the second Payee dies, payments have been made for fewer than 10 years, payments will be made to any successor Payee who was not a joint Annuitant or such successor Payee may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no such successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee. In addition to the 10 year guaranteed period certain, the company currently makes additional periods certain available under this option, including periods certain of 5 years, 15 years, and 20 years.

The amount of each payment will be determined from the tables in the Contract that apply to the particular option using the Payee's age (and if applicable, gender). Age will be determined from the last birthday at the due date of the first payment.

Option 5 -Life Income - Payments Adjusted For Inflation - Guaranteed Period Certain (Fixed Annuity Payments Only). The proceeds adjusted for inflation as described below are paid in monthly installments during the Payee's lifetime with the guarantee that payments will be made for a period of ten years or twenty years. In the event of the Payee's death before the expiration of the specified number of years, a successor Payee may receive the remaining payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

Option 6 - Joint and Survivor Life Income - Payments Adjusted For Inflation - 10 year Guaranteed Period Certain (Fixed Annuity Payments Only). The proceeds adjusted for inflation as described below are paid out in monthly installments for as long as either of two joint Payees (Annuitants) remain alive. If after the second Payee dies, payments have been made for fewer than 10 years, payments will be made to any successor Payee who was not a joint Annuitant or such successor Payee may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no such successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee. In addition to the 10 year guaranteed period certain, the company currently makes additional periods certain available under this option, including periods certain of 5 years, 15 years, and 20 years.

Option 7 -Life Income - Payments Adjusted For Inflation - Lifetime Payout with Cash Refund (Fixed Annuity Payments Only). We will pay monthly annuity payments adjusted for inflation as described below for as long as the original Payee lives. The total amount paid under this option will be at least equal to the Contract Value applied. If the original Payee dies and the total of all annuity payments paid is less than the Contract Value applied to this option, the difference will be payable to the successor Payee in a lump sum. If there is no successor Payee, it will be payable to the Payee's estate.

Option 8 - Joint and Survivor Life Income - Payments Adjusted For Inflation - Lifetime Payout with Cash Refund (Fixed Annuity Payments Only). We will pay monthly annuity payments adjusted for inflation as described below for as long as either of the original Payees is living. The total amount paid under this option will be at least equal to the Contract Value applied. If at the death of the second surviving Payee, the total of all annuity payments paid is less than the Contract Value applied to this option, the difference will be payable to the successor Payee in a lump sum. If there is no successor Payee, it will be payable to the last surviving Payee's estate.

Adjustments for Inflation. For Options 5, 6, 7, and 8, income payments will be adjusted for inflation at the beginning of each calendar year. The adjustment is based on the percentage increase in the Consumer Price Index - Urban Wage Earners and Clerical Workers (Current Series) for the 12-month period ended September 30 of the prior calendar year. If the change in the index is negative, no adjustment will be made. If the CPI-W is discontinued, a substitute index will be used. Such substitute index may be subject to approval by your state insurance department. We reserve the right to discontinue offering settlement options 5, 6, 7, and 8 if the U.S. Treasury Department no longer issues new Treasury Inflation Protection Securities.

Alternate Payment Option. In lieu of one of the above options, the adjusted Contract Value or death benefit, as applicable, may be applied to any other payment option made available by the Company or requested and agreed to by the Company.

                               FEDERAL TAX MATTERS

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE

INTRODUCTION

This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about specific tax implications should consult a competent tax adviser before making a transaction. This discussion is based upon the Company's understanding of the present federal income tax laws, as they are currently interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The Contract may be purchased on a non-qualified basis or purchased and used in connection with plans qualifying for favorable tax treatment. The Qualified Contract is designed for use by individuals whose purchase payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, 408A or 457 of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or annuity payments, and on the economic benefit to the Owner, the Annuitant, or the Beneficiary depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on the Company's tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Therefore, purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of a Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of a Contract. The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAX STATUS OF THE CONTRACT

Diversification Requirements. Section 817(h) of the Code provides that separate account investment underlying a contract must be "adequately diversified" in accordance with Treasury regulations in order for the contract to qualify as an annuity contract under Section 72 of the Code. The Variable Account, through each underlying Fund, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various Subaccounts may be invested. Although the Company does not have direct control over the Funds in which the Variable Account invests, we believe that each Fund in which the Variable Account owns shares will meet the diversification requirements, and therefore, the Contract will be treated as an annuity contract under the Code.

Owner Control. In some circumstances, owners of variable annuity contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the Contract, we believe that the Owner of a Contract should not be treated as the owner of the separate account assets. We reserve the right to modify the Contract to bring it into conformity with applicable standards should such modification be necessary to prevent Contract Owners from being treated as the owners of the underlying separate account assets.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to provide that: (a) if any owner dies on or after the annuity date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if any owner dies prior to the annuity date, the entire interest in the contract will be distributed within five years after the date of the owner's death. These requirements will be considered satisfied as to any portion of the owner's interest which is payable to or for the benefit of a "designated Beneficiary" and which is distributed over the life of such annuitant or over a period not extending beyond the life expectancy of that annuitant, provided that such distributions begin within one year of that owner's death. The owner's "designated Beneficiary" is the person designated by such owner as an annuitant and to whom ownership of the contract passes by reason of death and must be a natural person. However, if the owner's "designated Beneficiary" is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner.

The Non-Qualified Contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. The Company intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

TAXATION OF ANNUITIES

The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

In General. Section 72 of the Code governs taxation of annuities in general. The Company believes that an Owner who is a natural person is not taxed on increases in the value of a Contract until distribution occurs by withdrawing all or part of the Contract Value (e.g., partial withdrawals and surrenders) or as annuity payments under the payment option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Contract Value (and in the case of a Qualified Contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or payment option) is taxable as ordinary income.

Any annuity contract owner who is not a natural person generally must include in income any increase in the excess of the Contract Value over the "investment in the contract" during the taxable year. There are some exceptions to this rule, and a prospective Owner that is not a natural person may wish to discuss these with a competent tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Partial Withdrawals and Surrenders. In the case of a partial withdrawal from a Qualified Contract, under Section 72(e) of the Code, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any purchase payments paid by or on behalf of the individual under a Contract which were not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from Qualified Contracts.

In the case of a partial withdrawal (including systematic withdrawals) from a Non-Qualified Contract, under Section 72(e), any amounts received are generally first treated as taxable income to the extent that the Contract Value immediately before the partial withdrawal exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable. The Contract Value immediately before a partial withdrawal may have to be increased by any positive interest adjustment which results from such a withdrawal. There is, however, no definitive guidance on the proper tax treatment of interest adjustments, and the Owner should contact a competent tax adviser with respect to the potential tax consequences of an interest adjustment. Surrenders are treated as taxable income to the extent that the amount received exceeds the investment in the contract.

In the case of a full surrender under a Qualified or Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the "investment in the contract."

Section 1035 of the Code generally provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. Special rules and procedures apply to Section 1035 transactions. Prospective Owners wishing to take advantage of Section 1035 should consult their tax adviser.

Annuity Payments. Tax consequences may vary depending on the payment option elected under an annuity contract. Generally, under Code Section 72(b), (prior to recovery of the investment in the Contract) taxable income does not include that part of any amount received as an annuity under an annuity contract that bears the same ratio to such amount as the investment in the contract bears to the expected return at the annuity starting date. For variable annuity payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract." For fixed annuity payments, in general, there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the payments; however, the remainder of each annuity payment is taxable until the recovery of the investment in the contract, and thereafter the full amount of each annuity payment is taxable. If death occurs before full recovery of the investment in the contract, the unrecovered amount may be deducted on the Annuitant's final tax return.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of the death of the Owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments.

Penalty Tax on Certain Withdrawals. In the case of a distribution pursuant to a Non-Qualified Contract, there may be imposed a federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty on distributions:

     (1)  made on or after the taxpayer reaches age 59 1/2;

     (2) made on or after the death of the holder (or if the holder is not an individual, the death of the primary Annuitant);

     (3)  attributable to the taxpayer's becoming disabled;

     (4) as part of a series of substantially equal periodic payments not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and the designated Beneficiary;

     (5) made under certain annuities issued in connection with structured settlement agreements; and

     (6) made under an annuity contract that is purchased with a single purchase payment when the Annuity Date is no later than a year from purchase of the annuity and substantially equal periodic payments are made not less frequently than annually during the annuity payment period.

Other tax penalties may apply to certain distributions under a Qualified
Contract.

Possible Changes in Taxation. Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract. We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that Owners currently receive.

TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF A CONTRACT

A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, the selection of certain Annuity Dates or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such actions should contact a competent tax adviser with respect to the potential tax effects.

WITHHOLDING

Distributions from Contracts generally are subject to withholding for the Owner's federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect to not have tax withheld from distributions.

"Taxable eligible rollover distributions" from section 401(a) plans, section 403(b) tax-sheltered annuities, and section 457 governmental plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution of any distribution from such plans, to an employee (or employee's spouse or former spouse or beneficiary or alternate payee) except certain distributions such as distributions required by the Code, hardship distributions, or distributions in a specified annuity form. The 20% withholding does not apply, however, if the Owner chooses a "direct rollover" from the plan to another tax-qualified plan, IRA 403(b) plan, or to a governmental section 457 plan that agrees to separately account for rollover distributions.

MULTIPLE CONTRACTS

All non-qualified deferred annuity Contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one annuity Contract for purposes of determining the amount includable in gross income under Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise. There may also be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity Contracts purchased by the same Owner. Accordingly, a contract owner should consult a competent tax adviser before purchasing more than one annuity Contract.

TAXATION OF QUALIFIED PLANS

The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans.

Contractowners, the Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but the Company shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's Contract administration procedures. Brief descriptions follow of the various types of qualified retirement plans in connection with a Contract. The Company will amend the Contract as necessary to conform it to the requirements of such plans.

For qualified plans under Section 401(a), 403(b), and eligible plans under
Section 457(b), the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2. For IRAs described in Section 408, distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Owner reaches age 70 1/2. Roth IRAs under Section 408A do not require distributions at any time prior to the Owner's death.

Corporate Pension and Profit Sharing Plans and H.R. 10 Plans. Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.

The Contract includes a death benefit that in some cases may exceed the greater of the purchase payments or the Contract Value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." IRA contributions are limited each year to the lesser of a limit specified in the Code or 100% of the amount of compensation includible in the Owner's gross income and may be deductible in whole or in part depending on the individual's income. Distributions from certain other types of qualified plans, however, may be "rolled over" on a tax-deferred basis into an IRA without regard to this limit. Earnings in an IRA are not taxed while held in the IRA. All amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are also subject to a 10% penalty tax. Sales of the Contract for use with IRAs may be subject to special requirements of the Internal Revenue Service. The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRA qualifications requirements.

Roth IRAs. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA up to the lesser of a limit specified in the Code or 100% of compensation includible in the Owner's gross income. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% federal penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they were distributed during the five taxable years beginning with the year in which the conversion was made.

Simplified Employee Pension (SEP) IRAs. Employers may establish Simplified Employee Pension (SEP) IRAs under Code section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general Code rules governing IRAs, such plans are subject to certain Code requirements regarding participation and amounts of contributions.

Tax Sheltered Annuities. Section 403(b) of the Code allows employees of certain
Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments paid, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These purchase payments may be subject to FICA (Social Security) taxes. Owners of certain Section 403(b) annuities may receive Contract loans. Contract loans that satisfy certain requirements with respect to loan amount and repayment are not treated as taxable distributions. If these requirements are not satisfied, or if the Contract terminates while a loan is outstanding, the loan balance will be treated as a taxable distribution and may be subject to penalty tax, and the treatment of the Contract under Section 403(b) may be adversely affected. Owners should seek competent advice before requesting a Contract loan. The Contract includes a death benefit that in some cases may exceed the greater of the Purchase Payments or the Contract Value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

Certain Deferred Compensation Plans. Code Section 457 provides for certain deferred compensation plans. These plans may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax-exempt organizations. These plans are subject to various restrictions on contributions and distributions. The plans may permit participants to specify the form of investment for their deferred compensation account. Under a non-governmental
Section 457 plan, all investments are owned by the sponsoring employer, are subject to the claims of the general creditors of the employer, and, depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations.

POSSIBLE CHARGE FOR THE COMPANY'S TAXES

At the present time, the Company makes no charge to the Subaccounts for any Federal, state, or local taxes that the Company incurs which may be attributable to such Subaccounts or the Contracts. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Subaccounts or to the Contracts.

OTHER TAX CONSEQUENCES

As noted above, the foregoing comments about the Federal tax consequences under these Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the Federal income tax consequences discussed herein reflect the Company's understanding of current law and the law may change.

Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

Generation-skipping Transfer Tax. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

Annuity Purchases by Residents of Puerto Rico. The Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is a U.S.-source income that is generally subject to United States federal income tax.

Annuity Purchases by Nonresident Aliens and Foreign Corporations. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state and foreign taxation with respect to an annuity contract purchase.

                          DISTRIBUTION OF THE CONTRACTS

The Contracts will be offered to the public on a continuous basis. The Company does not anticipate discontinuing the offering of the Contracts, but reserves the right to discontinue the offering. Applications for Contracts are solicited by agents who are licensed by applicable state insurance authorities to sell the Company's variable annuity Contracts and who are also registered representatives of CUNA Brokerage or broker-dealers having selling agreements with CUNA Brokerage or broker-dealers having selling agreements with such broker-dealers. CUNA Brokerage is an indirect wholly-owned subsidiary of CUNA Mutual and is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

CUNA Brokerage acts as the principal underwriter, as defined in the Act, of the Contracts for the Variable Account pursuant to an underwriting agreement between the Company and CUNA Brokerage. CUNA Brokerage is not obligated to sell any specific number of Contracts. CUNA Brokerage maintains an Office of Supervisory Jurisdiction at the same address as the Company. CUNA Brokerage's principal business address is 2000 Heritage Way, Waverly, Iowa 50677.

The Company may pay sales commissions to broker-dealers up to an amount equal to 6% of the purchase payments paid under a Contract. In addition to the compensation paid for sales of the Contracts, the Company pays compensation to CUNA Brokerage when an Owner's annuitizes all or a portion of his or her Contract and elects a life contingent annuity payout. This additional compensation can be from 0% to 6 1/2% of the amount annuitized based upon the income option selected and the length of time the Contract was in force. CUNA Brokerage may pass through this compensation to selling firms. Any trail commissions paid to CUNA Brokerage for Contract sales will cease upon payments made for Owner life contingent annuitization. These broker-dealers are expected to compensate sales representatives in varying amounts from these commissions. The Company also may pay other distribution expenses such as agents' insurance and pension benefits, agency expense allowances, and overhead attributable to distribution. In addition, the Company may from time to time pay or allow additional promotional incentives in the form of cash or other compensation. These distribution expenses do not result in any additional charges under the Contracts that are not described under CHARGES AND DEDUCTIONS.

                                LEGAL PROCEEDINGS

The Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time there are not pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account or the Company.

                                  VOTING RIGHTS

In accordance with its view of current applicable law, the Company will vote Fund shares held in the Variable Account at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the 1940 Act or any regulation there under should be amended, or if the present interpretation thereof should change, or the Company otherwise determines that it is allowed to vote the shares in its own right, it may elect to do so.

The number of votes that an Owner or Annuitant has the right to instruct will be calculated separately for each Subaccount of the Variable Account, and may include fractional votes. Prior to the Annuity Date, an Owner holds a voting interest in each Subaccount to which the Contract Value is allocated. After the Annuity Date, the Annuitant has a voting interest in each Subaccount from which variable annuity payments are made.

For each Owner, the number of votes attributable to a Subaccount will be determined by dividing the Contract Value attributable to that Owner's Contract in that Subaccount by the net asset value per share of the Fund in which that Subaccount invests. For each Annuitant, the number of votes attributable to a Subaccount will be determined by dividing the liability for future variable annuity payments to be paid from that Subaccount by the net asset value per share of the Fund in which that Subaccount invests. This liability for future payments is calculated on the basis of the mortality assumptions, the 3.5% assumed investment rate used in determining the number of Annuity Units of that Subaccount credited to the Annuitant's Contract and the Annuity Unit value of that Subaccount on the date that the number of votes is determined. As variable annuity payments are made to the Annuitant, the liability for future payments decreases, as does the number of votes.

The number of votes available to an Owner or Annuitant will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of the Fund's shareholders. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established for the Fund. Each Owner or Annuitant having a voting interest in a Subaccount will receive proxy materials and reports relating to any meeting of shareholders of the Fund in which that Subaccount invests.

Fund shares for which no timely instructions are received and shares held by the Company in a Subaccount for which no Owner or Annuitant has a beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Subaccount. Voting instructions to abstain on any item to be voted upon will be applied to reduce the total number of votes eligible to be cast on a matter.

                                COMPANY HOLIDAYS

The Company is closed on the following holidays: New Year's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

The Company is closed on the day itself if those days fall Monday through Friday, the day immediately proceeding if those days fall on a Saturday, and the day immediately following if those days fall on a Sunday.

                              FINANCIAL STATEMENTS

The Company's, CUNA Mutual Life Insurance Company's and the Variable Account's financial statements are contained in the Statement of Additional Information. The Company's and CUNA Mutual Life Insurance Company's financial statements should be distinguished from the Variable Account's financial statements and you should consider the Company's financial statements only as bearing upon our ability to meet our obligations under the Policies. For a free copy of these financial statements and/or the SAI, please contact us at our Home Office.

                              FINANCIAL HIGHLIGHTS

The following information is derived from the financial statements of the Variable Account. The financial statements are included in the Statement of Additional Information. The table below gives per unit information about the financial history of each Subaccount for the fiscal years ended December 31, 1997, 1998, 1999, 2000, 2001, 2002, 2003, 2004, 2005 and 2006.

MONEY MARKET
SUBACCOUNT              2006        2005        2004         2003         2002
------------         ----------  ----------  ----------   ----------   ----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $    13.00  $    12.83  $    12.89   $    12.97   $    12.96
END OF PERIOD             13.40       13.00       12.83        12.89        12.97
PERCENTAGE
INCREASE IN UNIT
VALUE DURING PERIOD  $     3.08%       1.33%      (0.47%)      (0.62%)       0.08%
NUMBER OF UNITS
OUTSTANDING AT END
OF PERIOD             1,783,798   1,819,183   2,325,590    3,257,171    5,442,277

MONEY MARKET
SUBACCOUNT              2001        2000        1999        1998        1997
------------         ----------  ----------  ----------  ----------  ----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $    12.67  $    12.12  $    11.72  $    11.31  $    10.91
END OF PERIOD             12.96       12.67       12.12       11.72       11.31
PERCENTAGE
INCREASE IN UNIT
VALUE DURING PERIOD        2.29%       4.54%       3.41%       3.63%       3.67%
NUMBER OF UNITS
OUTSTANDING AT END
OF PERIOD             6,807,709   4,000,541   3,485,839   2,280,739   1,551,829

BOND SUBACCOUNT         2006        2005        2004          2003        2002
---------------      ----------  ----------  ----------   ----------   ----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $    16.21  $    16.03  $    15.73   $    15.48   $    14.46
END OF PERIOD             16.63       16.21       16.03        15.73        15.48
PERCENTAGE INCREASE
IN UNIT VALUE
DURING PERIOD              2.59%       1.12%       1.91%        1.61%        7.05%
NUMBER OF UNITS
OUTSTANDING AT END
OF PERIOD             3,589,718   4,739,430   5,759,328    7,714,472    9,807,227

BOND SUBACCOUNT         2001        2000        1999         1998        1997
---------------      ----------  ----------  ----------   ----------  ----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $    13.54  $    12.70  $    12.79   $    12.21  $    11.52
END OF PERIOD             14.46       13.54       12.70        12.79       12.21
PERCENTAGE INCREASE
IN UNIT VALUE
DURING PERIOD              6.79%       6.61%      (0.70%)       4.75%       5.99%
NUMBER OF UNITS
OUTSTANDING AT END
OF PERIOD             7,754,355   6,267,666   6,071,064    4,554,265   2,755,770

STRATEGIC INCOME
SUBACCOUNT              2006        2005        2004         2003         2002
----------------     ----------  ----------  ----------   ----------   ----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $    15.33  $    15.26  $    14.37   $    13.20   $    12.35
END OF PERIOD             16.13       15.33       15.26        14.37        13.20
PERCENTAGE INCREASE
IN UNIT VALUE
DURING PERIOD              5.22%       0.46%       6.19%        8.86%        6.88%
NUMBER OF UNITS
OUTSTANDING AT END
OF PERIOD               147,883     208,773     282,277      393,776      482,215

STRATEGIC INCOME
SUBACCOUNT              2001        2000        1999         1998        1997
----------------     ----------  ----------  ----------   ----------  ----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $    11.95  $    11.55  $    12.02   $    11.29  $    11.58
END OF PERIOD             12.35       11.95       11.55        12.02       11.29
PERCENTAGE INCREASE
IN UNIT VALUE
DURING PERIOD              3.35%       3.46%      (3.91%)       6.47%      (2.50%)
NUMBER OF UNITS
OUTSTANDING AT END
OF PERIOD               705,156     875.460   1,028,390    1,101,162   1,232,126

HIGH INCOME
SUBACCOUNT              2006        2005        2004        2003**
-----------          ----------  ----------  ----------   ----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $    11.77  $    11.64  $    10.84   $    10.00
END OF PERIOD             12.68       11.77       11.64        10.84
PERCENTAGE INCREASE
IN UNIT VALUE
DURING PERIOD              7.73%       1.12        7.38%        8.40%++
NUMBER OF UNITS
OUTSTANDING AT END
OF PERIOD            $   76,969   1,130,410   1,140,208      857,317

OPPENHEIMER HIGH
INCOME SUBACCOUNT       2006        2005         2004         2003         2002
-----------------    ----------  ----------  -----------  -----------  -----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $    13.61  $    13.49  $     12.55  $     10.27  $     10.67
END OF PERIOD             14.69       13.61        13.49        12.55        10.27
PERCENTAGE INCREASE
   IN UNIT VALUE
   DURING PERIOD           7.94        0.89%        7.49%       22.20%       (3.75%)
NUMBER OF UNITS
   OUTSTANDING AT
   END OF PERIOD      1,089,316   1,582,658    2,038,760    2,587,094    3,244,644

OPPENHEIMER HIGH
INCOME SUBACCOUNT        2001          2000          1999         1998         1997*
-----------------    -----------   -----------   -----------  -----------   -----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $     10.61   $     11.18   $     10.87  $     10.99   $     10.00
END OF PERIOD              10.67         10.61         11.18        10.87         10.99
PERCENTAGE INCREASE
   IN UNIT VALUE
   DURING PERIOD            0.57%        (5.10%)        2.85%       (1.09)%        9.90%++
NUMBER OF UNITS
   OUTSTANDING AT
   END OF PERIOD       3,947,096     4,352,372     4,471,934    3,561,305     1,234,868

DIVERSIFIED INCOME
SUBACCOUNT
(formerly Balanced
Subaccount)             2006        2005         2004         2003         2002
-------------------  ----------  ----------  -----------  -----------  -----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $    20.52  $    20.03  $     18.75  $     16.27  $     18.57
END OF PERIOD             22.26       20.52        20.03        18.75        16.27
PERCENTAGE INCREASE
   IN UNIT VALUE
   DURING PERIOD           8.48%       2.45%        6.83%       15.24%      (12.39%)
NUMBER OF UNITS
   OUTSTANDING AT
   END OF PERIOD      8,472,047  11,744,897   14,502,421   16,417,415   18,645,739

DIVERSIFIED INCOME
SUBACCOUNT
(formerly Balanced
Subaccount)               2001           2000          1999         1998          1997
-------------------  -------------   -----------   -----------  -----------   -----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD    $     19.43   $     18.97   $     16.80  $     15.02   $     13.03
END OF PERIOD                18.57         19.43         18.97        16.80         15.02
PERCENTAGE INCREASE
   IN UNIT VALUE
   DURING PERIOD             (4.43%)        2.42%        12.92%       11.85%        15.27%
NUMBER OF UNITS
   OUTSTANDING AT
   END OF PERIOD        22,697,132    24,438,976    22,086,578   17,694,943    12,307,622

LARGE CAP VALUE
SUBACCOUNT              2006        2005         2004         2003         2002
---------------      ----------  ----------  -----------  -----------  -----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $    26.16  $    25.12  $     22.66  $     18.25  $     23.59
END OF PERIOD             31.10       26.16        25.12        22.66        18.25
PERCENTAGE INCREASE
   IN UNIT VALUE
   DURING PERIOD          18.88%       4.14%       10.86%       24.16%      (22.64%)
NUMBER OF UNITS
   OUTSTANDING AT
   END OF PERIOD      7,847,943  10,200,402   12,677,488   14,619,498   17,051,764

LARGE CAP VALUE
SUBACCOUNT               2001          2000          1999         1998          1997
---------------      -----------   -----------   -----------  -----------   -----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $     26.80   $     26.95   $     23.17  $     19.91   $     15.36
END OF PERIOD              23.59         26.80         26.95        23.17         19.91
PERCENTAGE INCREASE
   IN UNIT VALUE
   DURING PERIOD          (11.98%)       (0.56%)       16.31%       16.37%        29.62%
NUMBER OF UNITS
   OUTSTANDING AT
   END OF PERIOD      21,418,879    23,810,026    21,928,818   18,555,957    14,176,543

LARGE CAP GROWTH
SUBACCOUNT              2006        2005         2004         2003         2002
----------------     ----------  ----------  -----------  -----------  -----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $    25.43  $    25.18  $     23.44  $     18.40  $     27.21
END OF PERIOD             27.06       25.43        25.18        23.44        18.40
PERCENTAGE INCREASE
   IN UNIT VALUE
   DURING PERIOD           6.41%       0.99%        7.42%       27.39%      (32.38%)
NUMBER OF UNITS
   OUTSTANDING AT
   END OF PERIOD      3,936,445   5,131,346    6,387,458    7,306,209    8,537,540

LARGE CAP GROWTH
SUBACCOUNT               2001          2000          1999         1998          1997
----------------     -----------   -----------   -----------  -----------   -----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $     30.37   $     29.53   $     23.91  $     20.05   $     15.45
END OF PERIOD              27.21         30.37         29.53        23.91         20.05
PERCENTAGE INCREASE
   IN UNIT VALUE
   DURING PERIOD          (10.41%)        2.84%        23.50%       19.25%        29.77%
NUMBER OF UNITS
   OUTSTANDING AT
   END OF PERIOD      10,679,690    11,514,350     9,927,977    8,586,442     6,732,473

MID CAP VALUE
SUBACCOUNT              2006        2005        2004        2003        2002         2001        2000       1999+
-------------        ----------  ----------  ----------  ----------  ----------   ----------  ----------  --------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $    19.76  $    18.16  $    15.89  $    12.28  $    15.08   $    13.76  $    11.26  $  10.00
END OF PERIOD             22.79       19.76       18.16       15.89       12.28        15.08       13.76  $  11.26
PERCENTAGE INCREASE
IN UNIT VALUE
DURING PERIOD             15.33%       8.81%      14.29%      29.40%     (18.57%)       9.59%      22.20%    12.60%++
NUMBER OF UNITS
OUTSTANDING AT END
OF PERIOD             2,393,851   2,968,858   3,434,184   3,646,272   3,752,657    3,992,522   3,024,335   835,797

MID CAP GROWTH
SUBACCOUNT              2006        2005        2004       2003**
--------------       ----------  ----------  ----------  ----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $    15.05  $    14.03  $    12.54  $    10.00
END OF PERIOD             16.53       15.05       14.03       12.54
PERCENTAGE
INCREASE IN UNIT
VALUE DURING PERIOD        9.83%       7.27%      11.88%      25.40%++
NUMBER OF UNITS
OUTSTANDING AT END
OF PERIOD             2,710,392   3,456,200   4,060,868   4,366,939

GLOBAL SECURITIES
SUBACCOUNT              2006        2005        2004       2003**
--------------       ----------  ----------  ----------  ----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $    18.36  $    16.33  $    13.98  $    10.00
END OF PERIOD             21.25       18.36       16.33       13.98
PERCENTAGE INCREASE
IN UNIT VALUE
DURING PERIOD             15.74%      12.43       16.81%      39.80%++
NUMBER OF UNITS
OUTSTANDING AT END
OF PERIOD               171,262     168,084     132,052      83,273

INTERNATIONAL
STOCK SUBACCOUNT        2006        2005        2004       2003**
--------------       ----------  ----------  ----------  ----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $    17.78  $    15.47  $    13.02  $    10.00
END OF PERIOD             21.78       17.78       15.47       13.02
PERCENTAGE INCREASE
IN UNIT VALUE
DURING PERIOD             22.50%      14.93%      18.82%      30.20++
NUMBER OF UNITS
OUTSTANDING AT END
OF PERIOD               841,879     743,923     596,552     511,849

T. ROWE
INTERNATIONAL
SUBACCOUNT              2006        2005        2004        2003        2002
-------------        ----------  ----------  ----------  ----------  ----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $    15.68  $    13.70  $    12.21  $     9.49  $    11.77
END OF PERIOD             18.42       15.68       13.70       12.21        9.49
PERCENTAGE INCREASE
IN UNIT VALUE
DURING PERIOD             17.47%      14.45%      12.20%      28.66%     (19.37%)
NUMBER OF UNITS
OUTSTANDING AT END
OF PERIOD             1,401,077   1,855,567   2,393,181   2,930,679   4,107,322

T. ROWE
INTERNATIONAL
SUBACCOUNT              2001         2000         1999        1998         1997
-------------        ----------   ----------   ----------  ----------   ----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $    15.35   $    18.95   $    14.41  $    12.61   $    12.40
END OF PERIOD             11.77        15.35        18.95       14.41        12.61
PERCENTAGE INCREASE
IN UNIT VALUE
DURING PERIOD            (23.32%)     (19.00%)      31.51%      14.27%        1.69%
NUMBER OF UNITS
OUTSTANDING AT END
OF PERIOD             5,169,250    5,960,391    5,099,856   4,955,996    4,373,475

DEVELOPING MARKETS
STOCK SUBACCOUNT        2006        2005        2004        2003        2002
------------------   ----------  ----------  ----------  ----------  ----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $    10.91  $     8.68  $     7.06  $     4.68  $     4.75
END OF PERIOD             13.79       10.91        8.68        7.06        4.68
PERCENTAGE INCREASE
IN UNIT VALUE
DURING PERIOD             26.40%      25.69%      22.95%      50.85%      (1.47%)
NUMBER OF UNITS
OUTSTANDING AT END
OF PERIOD               311,347     415,360     502,585     623,882     841,843

DEVELOPING MARKETS
STOCK SUBACCOUNT        2001         2000         1999        1998         1997*
------------------   ----------   ----------   ----------  ----------   ----------
UNIT FAIR VALUE:
BEGINNING OF PERIOD  $     5.24   $     7.82   $     5.17  $     6.64   $    10.00
END OF PERIOD              4.75         5.24         7.82        5.17         6.64
PERCENTAGE INCREASE
IN UNIT VALUE
DURING PERIOD             (9.35%)     (32.99%)      51.26%     (22.14%)     (33.60%)++
NUMBER OF UNITS
OUTSTANDING AT END
OF PERIOD             1,046,309    1,236,325    1,052,898     868,801      458,727

+    1999 data is for the eight-month period ended December 31, 1999.

++   Not annualized.

* 1997 data is for the eight-month period beginning May 1, 1997, and ending December 31, 1997.

**   This investment option became available on May 1, 2003.

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS

ADDITIONAL CONTRACT PROVISIONS
   The Contract
   Incontestability
   Misstatement of Age or Sex
   Participation

PRINCIPAL UNDERWRITER

VARIABLE ANNUITY PAYMENTS
   Assumed Investment Rate
   Amount of Variable Annuity Payments
   Annuity Unit Value

OTHER INFORMATION

EXPERTS

FINANCIAL STATEMENTS

You may obtain a copy of the Statement of Additional Information free of charge by writing to or calling us at the address or telephone number shown at the beginning of this Prospectus.

                           MEMBERS(R) VARIABLE ANNUITY

                       STATEMENT OF ADDITIONAL INFORMATION

                          CUNA MUTUAL INSURANCE SOCIETY
                                2000 Heritage Way
                               Waverly, Iowa 50677
                                 (800) 798-5500

                      CUNA MUTUAL VARIABLE ANNUITY ACCOUNT

         Individual Flexible Premium Deferred Variable Annuity Contract

This Statement of Additional Information contains additional information to that already provided in the Prospectus for the individual flexible premium deferred variable annuity contract (the "Contract") offered by CUNA Mutual Insurance Society (the "Company").

This Statement of Additional Information is not a Prospectus, and it should be read only in conjunction with Prospectuses for the Contract.

The Prospectus for the Contract is dated the same as this Statement of Additional Information. You may obtain a copy of the Prospectuses by writing or calling us at our address or phone number shown above.

                                 January 2, 2008

                                TABLE OF CONTENTS

ADDITIONAL CONTRACT PROVISIONS .............................................   1
The Contract ...............................................................   1
Incontestability ...........................................................   1
Misstatement of Age or Sex .................................................   1
Participation ..............................................................   1
Section 403(b) Contract Loans ..............................................   1
   Loan Amounts ............................................................   1
   Loan Processing .........................................................   1
   Loan Interest ...........................................................   1
PRINCIPAL UNDERWRITER ......................................................   2
VARIABLE ANNUITY PAYMENTS ..................................................   3
Assumed Investment Rate ....................................................   3
Amount of Variable Annuity Payments ........................................   3
Annuity Unit Value .........................................................   3
OTHER INFORMATION ..........................................................   4
EXPERTS ....................................................................   4
FINANCIAL STATEMENTS .......................................................   4

                         ADDITIONAL CONTRACT PROVISIONS

THE CONTRACT

The application, endorsements and all other attached papers are part of the Contract. The statements made in the application are representations and not warranties. The Company will not use any statement in defense of a claim or to void the Contract unless it is contained in the application.

INCONTESTABILITY

The Company will not contest the Contract.

MISSTATEMENT OF AGE OR SEX

If the age or sex (if applicable) of the Annuitant has been misstated, the amount which will be paid is that which the proceeds would have purchased at the correct age and sex (if applicable).

PARTICIPATION

The Contract may participate in the Company's divisible surpluses but no dividends are expected to be paid. Any dividends paid after the Annuity Date would be paid with each annuity payment.

SECTION 403(b) CONTRACT LOANS

LOAN AMOUNTS

Generally, Owners of Contracts issued in connection with Code Section 403(b) retirement programs may borrow up to the lesser of (1) the maximum loan permitted under the Code, or (2) 100% of the Surrender Value of their Contract unless a lower minimum is required by law. Loans in excess of the maximum amount permitted under the Code may be treated as a taxable distribution rather than a loan and could cause disqualification of a Section 403(b) contract. The Owner should consult a tax adviser to determine the maximum 403(b) loan permitted under the Contract. The Owner is responsible for ensuring that the loan is taken and repaid in compliance with the applicable requirements of the Code. The Company will only make Contract loans after approving a written request by the Owner. The written consent of all irrevocable beneficiaries must be obtained before a loan will be given. Loans are not permitted in connection with 403(b) retirement programs that are subject to the provisions of Title I of the Employee Retirement Income Security Act of 1974.

LOAN PROCESSING

When a loan is made, the Company transfers an amount equal to the amount borrowed from the Variable Contract Value or Fixed Contract Value to the Loan Account. The Loan Account is part of the Company's General Account and Contract Value in the Loan Account does not participate in the investment experience of any Subaccount or Fixed Account Option. The Owner must indicate in the loan application from which Subaccount or Fixed Account Option, and in what amounts, Contract Value is to be transferred to the Loan Account. Loans may be repaid by the Owner at any time before the Payout Date. Upon the repayment of any portion of a loan, an amount equal to the repayment will be transferred from the Loan Account to the Subaccount(s) or Fixed Period(s) as requested by the Owner. Any transfer to a Fixed Period must be at least $1,000. A request to transfer less will be transferred to the Money Market Subaccount. Loan repayments are not allowed to the DCA One Year Fixed Period. Amounts transferred from the Fixed Amount to the Loan Account may be subject to a market value adjustment.

LOAN INTEREST

The Company charges interest on Contract loans at an effective annual rate of 6.5%. The Company pays interest on the Contract Value in the Loan Account at rates it determines from time to time but never less than an effective annual rate of 3.0%. This rate may change at the Company's discretion and Owners should request current interest rate information from the Company. Consequently, the net cost of a loan is the difference between 6.5% and the rate being paid from time to time on the Contract Value in the Loan Account. Interest on Contract loans accrues on a daily basis from the date of the loan and is due and payable at the end of each Contract Year. If the Owner does not pay the interest due at that time, an amount equal to such interest less interest earned on the Contract Value in the Loan Account is transferred from his or her Variable Contract Value to the Loan Account. This transfer will therefore increase the loan amount.

ADDITIONAL LOAN TERMS AND LOAN DEFAULT

If at any time, the loan amount causes the Surrender Value to be equal to or less than zero, the Contract will be in default. In this event, the Company will send a Written Request of default to the Owner stating the amount of loan repayment needed to reinstate the Contract and the Owner will have 61 days, from the day the notice is mailed, to pay the stated amount. If the Company does not receive the required loan repayment within 61 days, it will terminate the Contract without value. Principal and interest must be repaid in substantially level payments either monthly or quarterly over a five-year period (or, if the loan is used to acquire the Owner's principal residence, a 10, 15 or 20-year period but not beyond the year the Owner attains age 70 1/2). The Owner is allowed a 61-day grace period from the installment due date. If the amount due by the end of the grace period is not received the outstanding loan would default and a taxable distribution of the entire amount of the outstanding principal, interest due, and any applicable charges under this Contract, including any withdrawal charge, will be made. This distribution may be subject to income and penalty tax under the Code and may adversely affect the treatment of the Contract under Code Section 403(b).

EFFECT OF DEATH ON LOAN

Any loan amount outstanding upon the death of the Owner or Annuitant is deducted from any death benefit paid. In addition, a Contract loan, whether or not repaid, will have a permanent effect on the Contract Value because the investment experience of the Variable Account does not apply to the portion of the Contract Value transferred to the Loan Account. The longer the loan remains outstanding, the greater this effect is likely to be.

                              PRINCIPAL UNDERWRITER

CUNA Brokerage Services, Inc., ("CUNA Brokerage"), an affiliate of CUNA Mutual, is the principal underwriter of the Contracts. The offering of the contract is continuous. CUNA Mutual does not anticipate discontinuing the offering of the Contract, but does reserve the right to do so.

CUNA Brokerage is an Iowa corporation and its home office is located at 2000 Heritage Way, Waverly, Iowa 50677. CUNA Brokerage is an indirect, wholly owned subsidiary of the Company, and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA. CUNA Brokerage offers the Contract through its sales representatives. CUNA Brokerage also may enter into selling agreements with other broker-dealers ("selling firms") and compensate them for their services. Sales representatives are appointed as the Company's insurance agents.

CUNA Brokerage received $2,790,005 in 2006, $886,182.55 in 2005, $1,171,412.56
in 2004, $1,315,452.03 in 2003, and $3,670,900.00 in 2002, as commissions for serving as principal underwriter of the Contracts.

The table below shows the commissions and other compensation received by each principal underwriter, who is an affiliated person of the Trust or an affiliated person of that affiliated person, directly or indirectly, from the Trust during the Trust's most recent fiscal year:

                                Net Underwriting   Compensation on
                                  Discounts and    Redemptions and    Brokerage
Name of Principal Underwriter      Commissions       Repurchases     Commissions   Other Compensation
-----------------------------   ----------------   ---------------   -----------   ------------------
CUNA Brokerage Services, Inc.      $2,790,005            None         $2,706,305         $83,700

                            VARIABLE ANNUITY PAYMENTS

ASSUMED INVESTMENT RATE

The discussion concerning the amount of variable annuity payments which follows this section is based on an assumed investment rate of 3.5% per year. The assumed investment rate is used merely in order to determine the first monthly payment per thousand dollars of applied value. THIS RATE DOES NOT BEAR ANY RELATIONSHIP TO THE ACTUAL NET INVESTMENT EXPERIENCE OF THE VARIABLE ACCOUNT OR OF ANY SUBACCOUNT.

AMOUNT OF VARIABLE ANNUITY PAYMENTS

The amount of the first variable annuity payment to a Payee will depend on the amount (i.e., the adjusted Contract Value, the Surrender Value, the death benefit) applied to effect the variable annuity payment as of the Annuity Date, the annuity payment option selected, and the age and sex (if, applicable) of the Annuitant. The Contracts contain tables indicating the dollar amount of the first annuity payment under each annuity payment option for each $1,000 applied at various ages. These tables are based upon the 1983 Table A (promulgated by the Society of Actuaries) and an assumed investment rate of 3.5% per year.

The portion of the first monthly variable annuity payment derived from a Subaccount is divided by the Annuity Unit value for that Subaccount (calculated as of the date of the first monthly payment). The number of such units will remain fixed during the annuity period, assuming the Payee makes no exchanges of Annuity Units for Annuity Units of another Subaccount.

In any subsequent month, for any Contract, the dollar amount of the variable annuity payment derived from each Subaccount is determined by multiplying the number of Annuity Units of that Subaccount attributable to that Contract by the value of such Annuity Unit at the end of the Valuation Period immediately preceding the date of such payment.

The Annuity Unit value will increase or decrease from one payment to the next in proportion to the net investment return of the Subaccount or Subaccounts supporting the variable annuity payments, less an adjustment to neutralize the 3.5% assumed investment rate referred to above. Therefore, the dollar amount of annuity payments after the first will vary with the amount by which the net investment return of the appropriate Subaccounts is greater or less than 3.5% per year. For example, for a Contract using only one Subaccount to generate variable annuity payments, if that Subaccount has a cumulative net investment return of 5% over a one year period, the first annuity payment in the next year will be approximately 1 1/2% greater than the payment on the same date in the preceding year. If such net investment return is 1% over a one year period, the first annuity payment in the next year will be approximately 2 1/2 percentage points less than the payment on the same date in the preceding year. (See also "Variable Annuity Payments" in the Prospectus.)

ANNUITY UNIT VALUE

The value of an Annuity Unit is calculated at the same time that the value of an Accumulation Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. (See "Variable Contract Value" in the Prospectus.) The Annuity Unit value for each Subaccount's first Valuation Period was set at $100. The Annuity Unit value for a Subaccount is calculated for each subsequent Valuation Period by dividing (1) by (2), then multiplying this quotient by (3) and then multiplying the result by (4), where:

     (1)  is the Accumulation Unit value for the current Valuation Period;

     (2) is the Accumulation Unit value for the immediately preceding Valuation Period;

     (3) is the Annuity Unit value for the immediately preceding Valuation Period; and

     (4) is a special factor designed to compensate for the assumed investment rate of 3.5% built into the table used to compute the first variable annuity payment.

The following illustrations show, by use of hypothetical examples, the method of determining the Annuity Unit value and the amount of several variable annuity payments based on one Subaccount.

ILLUSTRATION OF CALCULATION OF ANNUITY UNIT VALUE

1.  Accumulation Unit value for current Valuation Period                           12.56
2.  Accumulation Unit value for immediately preceding Valuation Period             12.55
3.  Annuity Unit value for immediately preceding Valuation Period                 103.41
4.  Factor to compensate for the assumed investment rate of 3.5%              0.99990575
5.  Annuity Unit value of current Valuation Period ((1) / (2)) x (3) x (4)        103.48

ILLUSTRATION OF VARIABLE ANNUITY PAYMENTS

1.  Number of Accumulation Units at Annuity Date                                1,000.00
2.  Accumulation Unit value                                                  $     18.00
3.  Adjusted Contract Value (1)x(2)                                          $ 18,000.00
4.  First monthly annuity payment per $1,000 of adjusted Contract Value      $      5.63
5.  First monthly annuity payment (3)x(4) / 1,000                            $    101.34
6.  Annuity Unit value                                                       $     98.00
7.  Number of Annuity Units (5)/(6)                                                1.034
8.  Assume Annuity Unit value for second month equal to                      $     99.70
9.  Second monthly annuity payment (7)x(8)                                   $    103.09
10. Assume Annuity Unit value for third month equal to                       $     95.30
11. Third monthly annuity payment (7)x(10)                                   $     98.54

                                OTHER INFORMATION

A registration statement ("Registration Statement") has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this SAI. Statements contained in this SAI concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                                     EXPERTS

The financial statements of the Subaccounts comprising the CUNA Mutual Life Variable Annuity Account as of December 31, 2006 and for each of the two years in the period ended December 31, 2006, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, dated March 16, 2007, appearing herein, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

The financial statements of CUNA Mutual Life Insurance Company and subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, dated March 9, 2007, appearing herein, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

The financial statements of CUNA Mutual Insurance Society and its Consolidated Subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, dated March 9, 2007 and March 17, 2006, appearing herein (such reports state that Deloitte & Touche LLP did not audit the consolidated financial statements of The CUMIS Group Limited and Subsidiaries, CMG Mortgage Insurance Company, and CMG Mortgage Assurance Company, all of which were audited by other auditors whose reports have been furnished to Deloitte & Touche LLP, whose opinion, insofar as it relates to the aforementioned companies that were not audited by Deloitte & Touche LLP, is based solely on the reports of other auditors), and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

The financial statements of The CUMIS Group Limited and Subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, which are accounted for on a consolidated basis of accounting in the consolidated financial statements of CUNA Mutual Insurance Society, have been audited by KPMG LLP, independent auditors, as stated in their reports, dated February 16, 2007, February 21, 2006 and February 21, 2005. Such reports have been included herein on the authority of such firm as experts in accounting and auditing.

The financial statements of CMG Mortgage Insurance Company and CMG Mortgage Assurance Company as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, which are accounted for on the equity method of accounting in the consolidated financial statements of CUNA Mutual Insurance Society, have been audited by Ernst & Young LLP, independent auditors, as stated in their reports, dated February 14, 2007 and February 10, 2006. Such reports have been included herein on the authority of such firm as experts in accounting and auditing.


                              FINANCIAL STATEMENTS

The Company's, CUNA Mutual Life Insurance Company's and the Variable Account's financial statements are contained in this Statement of Information ("SAI"). The CUNA Mutual Insurance Society and CUNA Mutual Life Insurance Company's financial statements should be distinguished from the Variable Account's financial statements and you should consider the Company's and CUNA Mutual Life Insurance Company's financial statements only as bearing upon its ability to meet each Company's obligations under the Policies.

(DELOITTE LOGO)                                           DELOITTE & TOUCHE LLP
                                                          111 S. Wacker Drive
                                                          Chicago, IL 60606-4301
                                                          USA
                                                          Tel: + 1 312 486 1000
                                                          Fax: + 1 312 486 1486
                                                          www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CUNA Mutual Insurance Society:

We have audited the accompanying consolidated balance sheets of CUNA Mutual Insurance Society and its subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in policyholders' surplus, comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of The CUMIS Group Limited and subsidiaries, the Company's majority owned subsidiary, which statements reflect total assets constituting 18% and 17% of consolidated total assets at December 31, 2005 and 2004, respectively, and total revenues constituting 13% and 12% and net income constituting 12% and 12% of consolidated total revenues and net income, respectively, for the years then ended. We also did not audit the financial statements of the Company's investment in CMG Mortgage Insurance Company and CMG Mortgage Assurance Company (the "unconsolidated affiliates"), which are accounted for by use of the equity method. The Company's equity of $120 million and $104 million in the unconsolidated affiliates' net assets at December 31, 2005 and 2004, respectively, and of $11 million and $9 million in the unconsolidated affiliates' net income for the respective years then ended are included in the accompanying consolidated financial statements. The financial statements of the consolidated and unconsolidated subsidiaries were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the consolidated and unconsolidated subsidiaries, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the reports of the other auditors, such financial statements present fairly, in all material respects, the consolidated financial position of CUNA Mutual Insurance Society and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
March 17, 2006

                                                        Member of
                                                        Deloitte Touche Tohmatsu

(DELOITTE LOGO)                                           DELOITTE & TOUCHE LLP
                                                          111 S. Wacker Drive
                                                          Chicago, IL 60606-4301
                                                          USA
                                                          TEL: +1 312 486 1000
                                                          Fax: +1 312 486 1486
                                                          www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CUNA Mutual Life Insurance Company:

We have audited the accompanying consolidated balance sheets of CUNA Mutual Life Insurance Company and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, comprehensive income, changes in policyholders' surplus, and cash flows for the three years ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CUNA Mutual Life Insurance Company and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the three years ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
March 9, 2007

                                                        Member of
                                                        Deloitte Touche Tohmatsu

(DELOITTE LOGO)                                           DELOITTE & TOUCHE LLP
                                                          111 S. Wacker Drive
                                                          Chicago, II 60606-4301
                                                          USA
                                                          Tel:+1 312 486 1000
                                                          Fax:+1 312 486 1486
                                                          www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CUNA Mutual Insurance Society:

We have audited the accompanying consolidated balance sheets of CUNA Mutual Insurance Society and its subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in policyholders' surplus, comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of The CUMIS Group Limited and subsidiaries, the Company's majority owned subsidiary, which statements reflect total assets constituting 17% and 18% of consolidated total assets at December 31, 2006 and 2005, respectively, and total revenues constituting 11% and 13% and net income constituting 10% and 12% of consolidated total revenues and net income, respectively, for the years then ended. We also did not audit the financial statements of the Company's investment in CMG Mortgage Insurance Company and CMG Mortgage Assurance Company (the "unconsolidated affiliates"), which are accounted for by use of the equity method. The Company's equity of $121 million and $120 million in the unconsolidated affiliates' net assets at December 31, 2006 and 2005, respectively, and of $17 million and $11 million in the unconsolidated affiliates' net income for the respective years then ended are included in the accompanying consolidated financial statements. The financial statements of the consolidated and unconsolidated subsidiaries were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the consolidated and unconsolidated subsidiaries, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the reports of the other auditors, such financial statements present fairly, in all material respects, the consolidated financial position of CUNA Mutual Insurance Society and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
March 9, 2007

                                                        Member of
                                                        Deloitte Touche Tohmatsu

CUNA MUTUAL INSURANCE
SOCIETY AND SUBSIDIARIES, PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE
THREE YEARS ENDED DECEMBER 31, 2006

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Balance Sheets - Unaudited
December 31, 2006 and 2005
(000s omitted)

                                                                          2006          2005
                                                                      -----------   -----------
                              ASSETS
Debt securities, available for sale at fair value                     $ 6,508,844   $ 6,980,279
Equity securities, available for sale at fair value                       624,559       533,080
Equity in unconsolidated affiliates                                       152,646       134,816
Mortgage loans                                                            437,021       225,079
Real estate, at cost less accumulated depreciation (2006 - $65,780;
   2005 - $60,559)                                                         61,213        62,269
Policy loans                                                              106,406       108,289
Short-term investments                                                    348,350       313,831
Other invested assets                                                     100,706        53,492
Cash and cash equivalents                                                 249,275       197,580
                                                                      -----------   -----------
Total cash and investments                                              8,589,020     8,608,715
Accrued investment income                                                  77,341        79,847
Reinsurance recoverables                                                  188,339       230,240
Deferred policy acquisition costs                                         598,981       487,472
Premiums receivable                                                       156,756       149,552
Office properties, equipment and computer software at cost less
   accumulated depreciation (2006 - $344,748; 2005 - $328,239)            192,443       181,555
Federal income taxes receivable                                            30,120         9,636
Deferred tax asset                                                         21,422        43,566
Receivables from affiliates                                                 4,866         4,264
Other assets and receivables                                              318,825       231,712
Separate account assets                                                 4,908,098     4,377,676
                                                                      -----------   -----------
Total assets                                                          $15,086,211   $14,404,235
                                                                      ===========   ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Balance Sheets - Unaudited, continued
December 31, 2006 and 2005
(000s omitted)

                                                                      2006          2005
                                                                  -----------   -----------
            LIABILITIES AND POLICYHOLDERS' SURPLUS
Insurance reserves - life and health                              $ 2,509,776   $ 2,459,039
Insurance reserves - property and casualty                            461,398       422,884
Policyholder account balances                                       3,840,995     3,963,595
Unearned premiums                                                     589,905       551,488
Dividends payable to policyholders                                     16,082        16,314
Reinsurance payable                                                    19,718        21,842
Accrued postretirement benefit liability                              192,407       188,965
Payables to affiliates                                                    181           292
Accounts payable and other liabilities                                621,503       688,009
Separate account liabilities                                        4,908,098     4,377,676
                                                                  -----------   -----------
Total liabilities                                                  13,160,063    12,690,104
                                                                  -----------   -----------
Minority interest                                                      43,022        39,014
                                                                  -----------   -----------
Accumulated other comprehensive income, net
   of tax (2006 - $21,451; 2005- $14,495)                             114,055        92,647
Retained earnings                                                   1,769,071     1,582,470
                                                                  -----------   -----------
Total policyholders' surplus                                        1,883,126     1,675,117
                                                                  -----------   -----------
Total liabilities, minority interest and policyholders' surplus   $15,086,211   $14,404,235
                                                                  ===========   ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Statements of Operations - Unaudited
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                      2006         2005         2004
                                                                   ----------   ----------   ----------
Revenues:
   Life and health premiums                                        $1,230,932   $1,204,398   $  987,190
   Property and casualty premiums                                     651,842      570,906      499,134
   Net investment income                                              438,888      364,197      186,967
   Net realized investment gains                                       22,647       21,271       22,779
   Contract charges                                                    69,959       80,457           --
   Other income                                                       298,273      313,965      239,748
                                                                   ----------   ----------   ----------
Total revenues                                                      2,712,541    2,555,194    1,935,818
                                                                   ----------   ----------   ----------
Benefits and expenses:
   Life and health insurance claims and benefits                      741,659      760,765      634,162
   Property and casualty insurance loss and loss adjustment
      expenses                                                        416,671      385,863      301,227
   Interest credited to policyholder account
      balances                                                        149,137      149,479       60,787
   Policyholder dividends                                              29,300       29,223        3,106
   Operating and other expenses                                     1,148,919    1,098,927      822,155
                                                                   ----------   ----------   ----------
Total benefits and expenses                                         2,485,686    2,424,257    1,821,437
                                                                   ----------   ----------   ----------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest          226,855      130,937      114,381
Income tax expense                                                     57,635       15,292       24,267
                                                                   ----------   ----------   ----------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                    169,220      115,645       90,114
Equity in income of unconsolidated affiliates, net
   of tax (2006 - $6,501; 2005 - $13,345; 2004 - $19,018)              19,096       11,972       11,684
                                                                   ----------   ----------   ----------
Income from continuing operations before minority interest            188,316      127,617      101,798
Minority interest in loss (income)                                     (3,153)       1,105       (2,988)
                                                                   ----------   ----------   ----------
Income from continuing operations                                     185,163      128,722       98,810
Gain (loss) from discontinued operations, net of tax
   (2006 - $(174); 2005 - $1,663; 2004 - $415)                          1,438       (1,510)      (1,623)
                                                                   ----------   ----------   ----------
Net income                                                         $  186,601   $  127,212   $   97,187
                                                                   ==========   ==========   ==========

CUNA MUTUAL INSURANCE
SOCIETY AND SUBSIDIARIES, PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Balance Sheet - Unaudited
September 30, 2007
(000s omitted)

                                                                          2007
                                                                      -----------
                              ASSETS
Debt securities, available for sale at fair value                     $ 6,304,541
Equity securities, available for sale at fair value                       574,300
Equity in unconsolidated affiliates                                       160,846
Mortgage loans                                                            621,847
Real estate, at cost less accumulated depreciation (2007 - $62,612)        52,910
Policy loans                                                              105,684
Short-term investments                                                    236,466
Other invested assets                                                     268,446
Cash and cash equivalents                                                 265,352
                                                                      -----------
Total cash and investments                                              8,590,392
Accrued investment income                                                  81,197
Reinsurance recoverables                                                  258,227
Deferred policy acquisition costs                                         639,047
Premiums receivable                                                       317,940
Office properties, equipment and computer software at cost less
   accumulated depreciation (2007 - $360,746)                             215,555
Federal income taxes receivable                                                --
Deferred tax asset                                                        106,588
Other assets and receivables                                              262,394
Separate account assets                                                 5,176,104
                                                                      -----------
Total assets                                                          $15,647,444
                                                                      ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Balance Sheet - Unaudited, continued
September 30, 2007
(000s omitted)

                                                                      2007
                                                                  -----------
            LIABILITIES AND POLICYHOLDERS' SURPLUS
Insurance reserves - life and health                              $ 2,711,036
Insurance reserves - property and casualty                            587,478
Policyholder account balances                                       3,633,340
Unearned premiums                                                     641,140
Dividends payable to policyholders                                     17,556
Reinsurance payable                                                    53,644
Accrued postretirement benefit liability                              197,922
Income Taxes Payable                                                   23,250
Accounts payable and other liabilities                                653,762
Separate account liabilities                                        5,176,083
                                                                  -----------
Total liabilities                                                  13,695,211
                                                                  -----------
Minority interest                                                      26,658
                                                                  -----------
Accumulated other comprehensive income, net
   of tax (2007 - $45,428)                                            (14,328)
Retained earnings                                                   1,939,903
                                                                  -----------
Total policyholders' surplus                                        1,925,575
                                                                  -----------
Total liabilities, minority interest and policyholders' surplus   $15,647,444
                                                                  ===========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES, PRO FORMA
Consolidated Statement of Operations - Unaudited
Nine Months Ended September 30, 2007
(000s omitted)

                                                                      2007
                                                                   ----------
Revenues:
   Life and health premiums                                        $  935,468
   Property and casualty premiums                                     586,404
   Net investment income                                              351,257
   Net realized investment gains                                        4,767
   Contract charges                                                    61,681
   Other income                                                       251,016
                                                                   ----------
Total revenues                                                      2,190,593
                                                                   ----------
Benefits and expenses:
   Life and health insurance claims and benefits                      558,174
   Property and casualty insurance loss and loss adjustment
      expenses                                                        354,721
   Interest credited to policyholder account
      balances                                                        115,379
   Policyholder dividends                                              22,311
   Operating and other expenses                                       915,003
                                                                   ----------
Total benefits and expenses                                         1,965,588
                                                                   ----------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest          225,005
Income tax expense                                                     66,372
                                                                   ----------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                    158,633
Equity in income of unconsolidated affiliates, net
   of tax (2007 - $2,498)                                              13,873
                                                                   ----------
Income from continuing operations before minority interest            172,506
Minority interest in (income)                                          (1,672)
                                                                   ----------
Net income                                                         $  170,834
                                                                   ==========

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
    STATEMENT OF ASSETS AND LIABILITIES AS OF SEPTEMBER 30, 2007 (UNAUDITED)


----------------------------------------------------------------------------------------------------------------------------
                                    CONSERVATIVE       MODERATE          AGGRESSIVE            MONEY
                                     ALLOCATION       ALLOCATION         ALLOCATION           MARKET              BOND
                                     SUBACCOUNT       SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
  Conservative Allocation Fund,
  2,513,922 shares at net asset
  value of $11.06 per share (cost
  $27,329,458)...................   $ 27,797,517        $        --         $       --       $         --       $         --
INVESTMENTS IN ULTRA SERIES FUND:
  Moderate Allocation Fund,
  8,487,842 shares at net asset
  value of $11.59 per share (cost
  $95,870,877)...................             --         98,382,282                 --                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Aggressive Allocation Fund,
  591,043 shares at net asset
  value of $12.09 per share (cost
  $6,940,499)....................             --                 --          7,144,881                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Money Market Fund, 108,234,241
  shares at net asset value of
  $1.00 per share (cost
  $108,234,281)..................             --                 --                 --        108,234,241                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Bond Fund, 27,809,267 shares at
  net asset value of $10.34 per
  share (cost $289,268,258)......             --                 --                 --                 --        287,411,138
                                    ------------        -----------         ----------       ------------       ------------
       Total assets..............    $27,797,517        $98,382,282         $7,144,881       $108,234,241       $287,411,138
                                    ------------        -----------         ----------       ------------       ------------
LIABILITIES:
  Accrued adverse mortality and
  expense charges................         21,518             79,844              5,692             91,650            257,779
  Other accrued expenses.........          1,678              7,511                476              4,273             15,137
                                    ------------        -----------         ----------       ------------       ------------
     Total liabilities...........         23,196             87,355              6,168             95,923            272,916
                                    ------------        -----------         ----------       ------------       ------------
                                     $27,774,321        $98,294,927         $7,138,713       $108,138,318       $287,138,222
                                    ============        ===========         ==========       ============       ============
NET ASSETS:
  Contracts in accumulation
  period (note 5)................    $27,774,321        $98,247,312         $7,138,713       $108,133,602       $287,053,429
  Contracts in annuitization
  period (note 2 and note 5).....             --             47,615                 --              4,716             84,793
                                    ------------        -----------         ----------       ------------       ------------
     Total Net Assets:...........    $27,774,321        $98,294,927         $7,138,713       $108,138,318       $287,138,222
                                    ============        ===========         ==========       ============       ============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES AS OF SEPTEMBER 30, 2007 (UNAUDITED)
                                   (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------
                                     STRATEGIC                          OPPENHEIMER        DIVERSIFIED         LARGE CAP
                                       INCOME        HIGH INCOME        HIGH INCOME          INCOME              VALUE
                                     SUBACCOUNT      SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN MFS VARIABLE
  INSURANCE TRUST:
  Strategic Income Series,
  204,160 shares at net asset
  value of $10.49 per share (cost
  $2,088,960)....................   $ 2,141,638        $        --        $        --       $         --       $         --
INVESTMENTS IN ULTRA SERIES FUND:
  High Income Fund, 9,461,321
  shares at net asset value of
  $10.45 per share (cost
  $96,239,647)...................            --         98,844,023                 --                 --                 --
INVESTMENTS IN OPPENHEIMER
  VARIABLE ACCOUNTS TRUST:
  High Income Fund/VA, 1,435,451
  shares at net asset value of
  $8.24 per share (cost
  $13,619,647)...................            --                 --         11,828,114                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Diversified Income Fund,
  21,265,495 shares at net asset
  value of $19.11 per share (cost
  $386,666,388)..................            --                 --                 --        406,445,216                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Large Cap Value Fund,
  13,355,440 shares at net asset
  value of $37.33 per share (cost
  $386,475,964)..................            --                 --                 --                 --        498,547,973
                                    -----------        -----------        -----------       ------------       ------------
     Total assets................     2,141,638         98,844,023         11,828,114        406,445,216        498,547,973
                                    -----------        -----------        -----------       ------------       ------------
LIABILITIES:
  Accrued adverse mortality and
  expense charges................         2,044             87,582             11,484            370,643            450,347
  Other accrued expenses.........           245              4,320              1,378             23,317             32,445
                                    -----------        -----------        -----------       ------------       ------------
     Total liabilities...........         2,289             91,902             12,862            393,960            482,792
                                    -----------        -----------        -----------       ------------       ------------
                                     $2,139,349        $98,752,121        $11,815,252       $406,051,256       $498,065,181
                                    ===========        ===========        ===========       ============       ============
NET ASSETS:
  Contracts in accumulation
  period (note 5)................    $2,137,845        $98,712,419        $11,797,768       $405,425,242       $497,671,109
  Contracts in annuitization
  period (note 2 and note 5).....         1,504             39,702             17,484            626,014            394,072
                                    -----------        -----------        -----------       ------------       ------------
     Total Net Assets:...........    $2,139,349        $98,752,121        $11,815,252       $406,051,256       $498,065,181
                                    ===========        ===========        ===========       ============       ============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES AS OF SEPTEMBER 30, 2007 (UNAUDITED)
                                   (CONTINUED)

-----------------------------------------------------------------------------------------------------------------------------
                                      LARGE CAP          MID CAP            MID CAP           SMALL CAP          SMALL CAP
                                        GROWTH            VALUE             GROWTH              VALUE             GROWTH
                                      SUBACCOUNT       SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
  Large Cap Growth Fund,
  10,485,080 shares at net asset
  value of $24.25 per share (cost
  $202,618,982)..................   $ 254,213,447       $         --       $         --           $     --           $     --
INVESTMENTS IN ULTRA SERIES FUND:
  Mid Cap Value Fund, 10,391,795
  shares at net asset value of
  $18.56 per share (cost
  $161,187,693)..................              --        192,853,352                 --                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Mid Cap Growth Fund, 19,896,745
  shares at net asset value of
  $6.62 per share (cost
  $120,624,447)..................              --                 --        131,775,385                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Small Cap Value Fund, 47,400
  shares at net asset value of
  $9.62 per share (cost
  $462,176)......................              --                 --                 --            456,110                 --
INVESTMENTS IN ULTRA SERIES FUND:
  Small Cap Growth Fund, 67,693
  shares at net asset value of
  $10.41 per share (cost
  $684,008)......................              --                 --               ----                 --            704,971
                                    -------------       ------------       ------------           --------           --------
     Total assets................     254,213,447        192,853,352        131,775,385            456,110            704,971
                                    -------------       ------------       ------------           --------           --------
LIABILITIES:
  Accrued adverse mortality and
  expense charges................         226,325            171,276            117,100                323                585
  Other accrued expenses.........          15,347              9,369              7,382                 21                 61
                                    -------------       ------------       ------------           --------           --------
     Total liabilities...........         241,672            180,645            124,482                344                646
                                    -------------       ------------       ------------           --------           --------
                                     $253,971,775       $192,672,707       $131,650,903           $455,766           $704,325
                                    =============       ============       ============           ========           ========
NET ASSETS:
  Contracts in accumulation
  period (note 5)................    $253,872,304       $192,603,876       $131,599,464           $455,766           $704,325
  Contracts in annuitization
  period (note 2 and note 5).....          99,471             68,831             51,439                 --                 --
                                    -------------       ------------       ------------           --------           --------
     Total Net Assets:...........    $253,971,775       $192,672,707       $131,650,903           $455,766           $704,325
                                    =============       ============       ============           ========           ========





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
STATEMENT OF ASSETS AND LIABILITIES AS OF SEPTEMBER 30, 2007 (UNAUDITED)
                                   (CONTINUED)

----------------------------------------------------------------------------------------------------------------
                                                                                T. ROWE PRICE
                                               GLOBAL        INTERNATIONAL      INTERNATIONAL       DEVELOPING
                                             SECURITIES          STOCK              STOCK            MARKETS
                                             SUBACCOUNT       SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
----------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
  Global Securities Fund, 2,421,735
  shares at net asset value of $15.41 per
  share (cost $28,998,049)...............   $ 37,325,541       $         --        $        --        $       --
INVESTMENTS IN ULTRA SERIES FUND:
  International Stock Portfolio,
  7,051,427 shares at net asset value of
  $15.00 per share (cost $83,907,473)....             --        105,765,792                 --                --
INVESTMENTS IN T. ROWE PRICE
  INTERNATIONAL SERIES, INC.:
  International Stock Portfolio,
  1,437,721 shares at net asset value of
  $17.97 per share (cost $19,268,736)....             --                 --         23,516,691                --
INVESTMENTS IN FRANKLIN TEMPLETON
  VARIABLE PRODUCTS SERIES FUND:
  Developing Franklin Markets Securities
  Fund, 311,637 shares at net asset value
  of $13.79 per share (cost $2,045,730)..             --                 --                 --         4,520,881
                                            ------------       ------------        -----------        ----------
     Total assets........................     37,325,541        105,765,792         23,516,691         4,520,881
                                            ------------       ------------        -----------        ----------
LIABILITIES:
  Accrued adverse mortality and expense
  charges................................         32,467             90,795             21,595             4,074
  Other accrued expenses.................          1,597              4,806              2,591               489
                                            ------------       ------------        -----------        ----------
     Total liabilities...................         34,064             95,601             24,186             4,563
                                            ------------       ------------        -----------        ----------
                                             $37,291,477       $105,670,191        $23,492,505        $4,516,318
                                            ============       ============        ===========        ==========
NET ASSETS:
  Contracts in accumulation period (note
  5).....................................    $37,269,095       $105,626,304        $23,470,060        $4,516,318
  Contracts in annuitization period (note
  2 and note 5)..........................         22,382             43,887             22,445                --
                                            ------------       ------------        -----------        ----------
     Total Net Assets:...................    $37,291,477       $105,670,191        $23,492,505        $4,516,318
                                            ============       ============        ===========        ==========





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
   STATEMENT OF OPERATIONS FOR THE PERIOD ENDED SEPTEMBER 30, 2007 (UNAUDITED)


--------------------------------------------------------------------------------------------------------------
                                        CONSERVATIVE       MODERATE    AGGRESSIVE      MONEY
                                         ALLOCATION       ALLOCATION   ALLOCATION      MARKET         BOND
                                         SUBACCOUNT       SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income.................            $  1,970    $    7,715     $    659    $3,242,875    $   198,050
  Adverse mortality and expense
     charges (note 3).............             (88,043)     (381,644)     (25,688)     (801,652)    (2,530,897)
  Administrative charges..........              (7,422)      (40,373)      (2,639)      (40,684)      (145,646)
  Net investment income (loss)....             (93,495)     (414,302)     (27,668)    2,400,539     (2,478,493)
                                              --------   -----------    ---------   -----------   ------------
REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gain(loss) on sale of
     fund shares..................                 624         6,514       (3,952)           --       (860,925)
  Realized gain distributions.....              35,695       430,542       94,820            --             --
                                              --------   -----------    ---------   -----------   ------------
  Net realized gain (loss) on
     investments..................              36,319       437,056       90,868            --       (860,925)
NET CHANGE IN UNREALIZED
  APPRECIATION OR (DEPRECIATION)
  ON INVESTMENTS:.................             475,365     2,541,937      205,228            --      7,236,796
                                              --------   -----------    ---------   -----------   ------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS......................            $418,189   $ 2,564,691    $ 268,428   $ 2,400,539   $  3,897,378
                                              ========   ===========    =========   ===========   ============





--------------------------------------------------------------------------------------------------------
                                     STRATEGIC                 OPPENHEIMER    DIVERSIFIED     LARGE CAP
                                      INCOME     HIGH INCOME   HIGH INCOME      INCOME          VALUE
                                    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income................    $ 109,500    $   16,291   $ 1,048,759    $   162,724    $   135,529
  Adverse mortality and expense
     charges (note 3)............      (21,073)     (881,935)     (132,134)    (3,824,251)    (4,663,950)
  Administrative charges.........       (2,529)      (42,287)      (15,856)      (242,328)      (336,530)
                                     ---------   -----------   -----------   ------------   ------------
  Net investment income (loss)...       85,898      (907,931)      900,769     (3,903,855)    (4,864,951)
                                     ---------   -----------   -----------   ------------   ------------
REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gains on sale of fund
     shares......................        8,607       272,057      (700,012)     2,723,015     20,894,331
  Realized gain distributions....           --        43,623            --        279,831        211,771
                                     ---------   -----------   -----------   ------------   ------------
  Net realized gain (loss) on
     investments.................        8,607       315,680      (700,012)     3,002,846     21,106,102
NET CHANGE IN UNREALIZED
  APPRECIATION OR DEPRECIATION ON
  INVESTMENTS:...................      (46,813)    2,305,942       150,355     11,973,360     11,236,147
                                     ---------   -----------   -----------   ------------   ------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.....................     $ 47,692   $ 1,713,691    $  351,112   $ 11,072,351   $ 27,477,298
                                     =========   ===========   ===========   ============   ============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
STATEMENT OF OPERATIONS FOR THE PERIOD ENDED SEPTEMBER 30, 2007 (UNAUDITED)
                                   (CONTINUED)

--------------------------------------------------------------------------------------------------------
                                      LARGE CAP       MID CAP        MID CAP      SMALL CAP    SMALL CAP
                                       GROWTH          VALUE         GROWTH         VALUE       GROWTH
                                     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
--------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income................    $    24,244    $    94,596    $        --     $    --      $    --
  Adverse mortality and expense
     charges (note 3)............     (2,223,790)    (1,780,609)    (1,185,804)       (854)      (1,286)
  Administrative charges.........       (151,190)       (97,359)       (75,632)        (56)        (135)
                                    ------------   ------------   ------------    --------     --------
  Net investment income (loss)...     (2,350,736)    (1,783,372)    (1,261,436)       (910)      (1,421)
                                    ------------   ------------   ------------    --------     --------
REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Realized gains on sale of fund
     shares......................      5,761,825      6,754,066      1,789,411         (28)      (1,078)
  Realized gain distributions....             --        311,282      1,741,110          --           --
                                    ------------   ------------   ------------    --------     --------
  Net realized gain (loss) on
     investments.................      5,761,825      7,065,348      3,530,521         (28)      (1,078)
NET CHANGE IN UNREALIZED
  APPRECIATION OR DEPRECIATION ON
  INVESTMENTS:...................     24,728,572      5,147,982     14,126,256      (6,068)      20,963
                                    ------------   ------------   ------------    --------     --------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.....................   $ 28,139,661   $ 10,429,958   $ 16,395,341    $ (7,006)    $ 18,464
                                    ============   ============   ============    ========     ========





-----------------------------------------------------------------------------------------------------
                                                                              T. ROWE
                                                GLOBAL     INTERNATIONAL   INTERNATIONAL   DEVELOPING
                                              SECURITIES       STOCK           STOCK         MARKETS
                                              SUBACCOUNT     SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
-----------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Dividend income.........................    $   55,427     $  129,369      $       --      $ 98,545
  Adverse mortality and expense charges
     (note 3).............................      (313,995)      (888,447)       (227,675)      (39,678)
  Administrative charges..................       (14,876)       (46,820)        (27,321)       (4,761)
                                             -----------    -----------     -----------     ---------
  Net investment income (loss)............      (273,444)      (805,898)       (254,996)       54,106
                                             -----------    -----------     -----------     ---------
REALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gains on sale of fund shares...       924,050      2,275,696       1,523,085       413,558
  Realized gain distributions.............       347,239      1,258,062              --       338,615
                                             -----------    -----------     -----------     ---------
  Net realized gain (loss) on
     investments..........................     1,271,289      3,533,758       1,523,085       752,173
NET CHANGE IN UNREALIZED APPRECIATION OR
  DEPRECIATION ON INVESTMENTS:............     1,613,803      6,426,097       1,438,894       175,684
                                             -----------    -----------     -----------     ---------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS...............   $ 2,611,648    $ 9,153,957     $ 2,706,983     $ 981,963
                                             ===========    ===========     ===========     =========





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED)


---------------------------------------------------------------------------------------------------------------
                                     CONSERVATIVE ALLOCATION SUBACCOUNT       MODERATE ALLOCATION SUBACCOUNT
                                    FOR PERIOD ENDED       YEAR ENDED      FOR PERIOD ENDED       YEAR ENDED
                                   SEPTEMBER 30, 2007  DECEMBER 31, 2006  SEPTEMBER 30, 2007  DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...      $   (93,495)        $   14,354         $  (414,302)        $   84,019
  Net realized gain (loss) on
     investments.................           36,319                577             437,056              1,219
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................          475,365             (7,307)          2,541,937            (30,532)
                                      ------------        -----------        ------------        -----------
     Net increase (decrease) in
       net assets from
       operations................          418,189              7,624           2,564,691             54,706
                                      ------------        -----------        ------------        -----------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................        9,348,172            837,953          48,319,574          6,762,635
  Transfers between subaccounts
     (including fixed accounts),
     net.........................       17,987,303            408,546          42,467,225          1,270,398
  Transfers for contract benefits
     and terminations............       (1,224,230)            (1,250)         (3,048,455)           (33,688)
  Contract charges and fees......           (7,578)              (408)            (59,585)            (1,372)
  Adjustments to annuity
     reserves....................               --                 --              (1,202)                --
                                      ------------        -----------        ------------        -----------
     Net increase (decrease) in
       net assets from contract
       transactions..............       26,103,667          1,244,841          87,677,557          7,997,973
                                      ------------        -----------        ------------        -----------
  Total increase (decrease) in
     net assets..................       26,521,856          1,252,465          90,242,248          8,052,679
NET ASSETS:
  Beginning of period............        1,252,465                 --           8,052,679                 --
  Ending of period...............     $ 27,774,321        $ 1,252,465        $ 98,294,927        $ 8,052,679
                                      ============        ===========        ============        ===========





---------------------------------------------------------------------------------------------------------------
                                      AGGRESSIVE ALLOCATION SUBACCOUNT           MONEY MARKET SUBACCOUNT
                                    FOR PERIOD ENDED       YEAR ENDED      FOR PERIOD ENDED       YEAR ENDED
                                   SEPTEMBER 30, 2007  DECEMBER 31, 2006  SEPTEMBER 30, 2007  DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...       $  (27,668)         $  9,040          $  2,400,539       $  2,298,375
  Net realized gain (loss) on
     investments.................           90,868                10                    --                 --
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................          205,228              (847)                   --                 --
                                       -----------         ---------         -------------      -------------
     Net increase (decrease) in
       net assets from
       operations................          268,428             8,203             2,400,539          2,298,375
                                       -----------         ---------         -------------      -------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................        1,814,685           419,618             5,241,622         13,153,890
  Transfers between subaccounts
     (including fixed accounts),
     net.........................        4,424,276           332,377            45,867,762         41,624,245
  Transfers for contract benefits
     and terminations............         (124,452)             (600)          (34,244,310)       (39,040,113)
  Contract charges and fees......           (3,822)               --              (100,563)          (428,398)
  Adjustments to annuity
     reserves....................               --                --                    46                 68
                                       -----------         ---------         -------------      -------------
     Net increase (decrease) in
       net assets from contract
       transactions..............        6,110,687           751,395            16,764,557         15,309,692
                                       -----------         ---------         -------------      -------------
  Total increase (decrease) in
     net assets..................        6,379,115           759,598            19,165,096         17,608,067
NET ASSETS:
  Beginning of period............          759,598                --            88,973,222         71,365,155
                                       -----------         ---------         -------------      -------------
  Ending of period...............      $ 7,138,713         $ 759,598         $ 108,138,318      $  88,973,222
                                       ===========         =========         =============      =============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
           STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED) (CONTINUED)

---------------------------------------------------------------------------------------------------------------
                                              BOND SUBACCOUNT                  STRATEGIC INCOME SUBACCOUNT
                                    FOR PERIOD ENDED       YEAR ENDED      FOR PERIOD ENDED       YEAR ENDED
                                   SEPTEMBER 30, 2007  DECEMBER 31, 2006  SEPTEMBER 30, 2007  DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...      $ (2,478,493)      $  9,376,976         $   85,898         $  120,710
  Net realized gain (loss) on
     investments.................          (860,925)          (927,793)             8,607             39,087
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................         7,236,796           (803,751)           (46,813)           (23,151)
                                      -------------      -------------        -----------        -----------
     Net increase (decrease) in
       net assets from
       operations................         3,897,378          7,645,432             47,692            136,646
                                      -------------      -------------        -----------        -----------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................        14,611,458         33,064,845                 --                 --
  Transfers between subaccounts
     (including fixed accounts),
     net.........................         9,932,968         28,859,270            (26,905)          (162,943)
  Transfers for contract benefits
     and terminations............       (30,943,217)       (44,831,350)          (265,673)          (787,488)
  Contact charges and fees.......          (301,810)          (437,650)            (1,428)            (2,174)
  Adjustments to annuity
     reserves....................             1,422             (4,050)                55                 64
                                      -------------      -------------        -----------        -----------
     Net increase (decrease) in
       net assets from contract
       transactions..............        (6,699,179)        16,651,065           (293,951)          (952,541)
                                      -------------      -------------        -----------        -----------
  Total increase (decrease) in
     net assets..................        (2,801,801)        24,296,497           (246,259)          (815,895)
NET ASSETS:
  Beginning of period............       289,940,023        265,643,526          2,385,608          3,201,503
                                      -------------      -------------        -----------        -----------
  Ending of period...............     $ 287,138,222      $ 289,940,023        $ 2,139,349        $ 2,385,608
                                      =============      =============        ===========        ===========




---------------------------------------------------------------------------------------------------------------
                                           HIGH INCOME SUBACCOUNT           OPPENHEIMER HIGH INCOME SUBACCOUNT
                                    FOR PERIOD ENDED       YEAR ENDED      FOR PERIOD ENDED       YEAR ENDED
                                   SEPTEMBER 30, 2007  DECEMBER 31, 2006  SEPTEMBER 30, 2007  DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...      $   (907,931)      $  5,694,910        $   900,769         $ 1,276,986
  Net realized gain (loss) on
     investments.................           315,680            423,153           (700,012)         (1,208,077)
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................         2,305,942          1,083,025            150,355           1,320,103
                                      -------------      -------------       ------------        ------------
     Net increase (decrease) in
       net assets from
       operations................         1,713,691          7,201,088            351,112           1,389,012
                                      -------------      -------------       ------------        ------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................         3,869,156         10,019,719                 --                  --
  Transfers between subaccounts
     (including fixed accounts),
     net.........................         1,416,070         11,343,196           (374,962)         (1,334,039)
  Transfers for contract benefits
     and terminations............        (8,924,075)       (11,516,001)        (4,151,950)         (5,584,623)
  Contract charges and fees......          (119,385)          (148,397)            (6,617)            (11,900)
  Adjustments to annuity
     reserves....................                29                838               (690)                458
                                      -------------      -------------       ------------        ------------
     Net increase (decrease) in
       net assets from contract
       transactions..............        (3,758,205)         9,699,355         (4,534,219)         (6,930,104)
                                      -------------      -------------       ------------        ------------
  Total increase (decrease) in
     net assets..................        (2,044,514)        16,900,443         (4,183,107)         (5,541,092)
NET ASSETS:
  Beginning of period............       100,796,635         83,896,192         15,998,359          21,539,451
                                      -------------      -------------       ------------        ------------
  Ending of period...............     $  98,752,121      $ 100,796,635       $ 11,815,252        $ 15,998,359
                                      =============      =============       ============        ============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
           STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED) (CONTINUED)

---------------------------------------------------------------------------------------------------------------
                                       DIVERSIFIED INCOME SUBACCOUNT            LARGE CAP VALUE SUBACCOUNT
                                    FOR PERIOD ENDED       YEAR ENDED      FOR PERIOD ENDED       YEAR ENDED
                                   SEPTEMBER 30, 2007  DECEMBER 31, 2006  SEPTEMBER 30, 2007  DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...      $ (3,903,855)      $  5,650,452        $ (4,864,951)      $  2,932,365
  Net realized gain (loss) on
     investments.................         3,002,846         60,868,495          21,106,102         54,098,361
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................        11,973,360        (29,005,297)         11,236,147         32,990,080
                                      -------------      -------------       -------------      -------------
     Net increase (decrease) in
       net assets from
       operations................        11,072,351         37,513,650          27,477,298         90,020,806
                                      -------------      -------------       -------------      -------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................        14,601,514         21,545,488          16,496,844         32,893,982
  Transfers between subaccounts
     (including fixed accounts),
     net.........................       (10,452,621)       (11,792,871)        (19,079,149)           998,069
  Transfers for contract benefits
     and terminations............       (59,269,812)       (86,182,573)        (64,011,360)       (83,642,703)
  Contract charges and fees......          (399,185)          (753,532)           (523,104)          (705,323)
  Adjustments to annuity
     reserves....................            (1,904)             6,500               6,038             13,259
                                      -------------      -------------       -------------      -------------
     Net increase (decrease) in
       net assets from contract
       transactions..............       (55,522,008)       (77,176,988)        (67,110,731)       (50,442,716)
                                      -------------      -------------       -------------      -------------
  Total increase (decrease) in
     net assets..................       (44,449,657)       (39,663,338)        (39,633,433)        39,578,090
NET ASSETS:
  Beginning of period............       450,500,913        490,164,251         537,698,614        498,120,524
                                      -------------      -------------       -------------      -------------
  Ending of period...............     $ 406,051,256      $ 450,500,913       $ 498,065,181      $ 537,698,614
                                      =============      =============       =============      =============




---------------------------------------------------------------------------------------------------------------
                                        LARGE CAP GROWTH SUBACCOUNT              MID CAP VALUE SUBACCOUNT
                                    FOR PERIOD ENDED       YEAR ENDED      FOR PERIOD ENDED       YEAR ENDED
                                   SEPTEMBER 30, 2007  DECEMBER 31, 2006  SEPTEMBER 30, 2007  DECEMBER 31, 2006
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...      $ (2,350,736)      $ (2,263,936)       $ (1,783,372)      $   (457,577)
  Net realized gain (loss) on
     investments.................         5,761,825          2,733,722           7,065,348         34,099,379
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.................        24,728,572         15,066,364           5,147,982         (5,868,290)
                                      -------------      -------------       -------------      -------------
     Net increase (decrease) in
       net assets from
       operations................        28,139,661         15,536,150          10,429,958         27,773,512
                                      -------------      -------------       -------------      -------------
CONTRACT TRANSACTIONS:
  Payments received from contract
     owners......................         9,799,834         20,403,354           7,420,160         15,902,735
  Transfers between subaccounts
     (including fixed accounts),
     net.........................        (5,513,032)        (3,646,682)         (5,617,896)         1,519,372
  Transfers for contract benefits
     and terminations............       (28,407,894)       (37,759,630)        (18,895,025)       (22,743,153)
  Contract charges and fees......          (256,215)          (346,378)           (213,154)          (265,773)
  Adjustments to annuity
     reserves....................            (1,014)             2,258               1,095              1,252
                                      -------------      -------------       -------------      -------------
     Net increase (decrease) in
       net assets from contract
       transactions..............       (24,378,321)       (21,347,078)        (17,304,820)        (5,585,567)
                                      -------------      -------------       -------------      -------------
  Total increase (decrease) in
     net assets..................         3,761,340         (5,810,928)         (6,874,862)        22,187,945
NET ASSETS:
  Beginning of period............       250,210,435        256,021,363         199,547,569        177,359,624
                                      -------------      -------------       -------------      -------------
  Ending of period...............     $ 253,971,775      $ 250,210,435       $ 192,672,707      $ 199,547,569
                                      =============      =============       =============      =============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
           STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED) (CONTINUED)

----------------------------------------------------------------------------------------------------------------
                                     MID CAP GROWTH SUBACCOUNT              SMALL CAP VALUE SUBACCOUNT
                                FOR PERIOD ENDED       YEAR ENDED      FOR PERIOD ENDED
                               SEPTEMBER 30, 2007  DECEMBER 31, 2006  SEPTEMBER 30, 2007
----------------------------------------------------------------------------------------------------------------
OPERATIONS:
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss)..................      $ (1,261,436)      $ (1,575,676)         $   (910)
                                  -------------      -------------         ---------
  Net realized gain (loss) on
     investments.............         3,530,521         32,350,760               (28)
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.............        14,126,256        (18,813,057)           (6,068)
                                  -------------      -------------         ---------
     Net increase (decrease)
       in net assets from
       operations............        16,395,341         11,962,027            (7,006)
                                  -------------      -------------         ---------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners.........         4,247,352         12,203,088           129,032
  Transfers between
     subaccounts (including
     fixed accounts), net....        (4,886,429)         3,149,447           340,294
  Transfers for contract
     benefits and
     terminations............       (13,724,442)       (17,187,000)           (6,436)
  Contract charges and fees..          (140,992)          (179,817)             (118)
  Adjustments to annuity
     reserves................            (3,177)             1,091                --
                                  -------------      -------------         ---------
     Net increase (decrease)
       in net assets from
       contract
       transactions..........       (14,507,688)        (2,013,191)          462,772
                                  -------------      -------------         ---------
  Total increase (decrease)
     in net assets...........         1,887,653          9,948,836           455,766
NET ASSETS:
  Beginning of period........       129,763,250        119,814,414                --
                                  -------------      -------------         ---------
  Ending of period...........     $ 131,650,903      $ 129,763,250         $ 455,766
                                  =============      =============         =========




----------------------------------------------------------------------------------------------------------------
                                    SMALL CAP GROWTH SUBACCOUNT            GLOBAL SECURITIES SUBACCOUNT
                                FOR PERIOD ENDED                       FOR PERIOD ENDED       YEAR ENDED
                               SEPTEMBER 30, 2007                     SEPTEMBER 30, 2007  DECEMBER 31, 2006
----------------------------------------------------------------------------------------------------------------
OPERATIONS:
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss)..................        $ (1,421)                            $  (273,444)        $    21,656
  Net realized gain (loss) on
     investments.............          (1,078)                              1,271,289           2,259,264
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments.............          20,963                               1,613,803           2,050,409
                                    ---------                            ------------        ------------
     Net increase (decrease)
       in net assets from
       operations............          18,464                               2,611,648           4,331,329
                                    ---------                            ------------        ------------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners.........         215,245                               1,966,029           4,724,418
  Transfers between
     subaccounts (including
     fixed accounts), net....         490,316                                 967,422           5,059,219
  Transfers for contract
     benefits and
     terminations............         (19,682)                             (2,465,815)         (2,806,355)
  Contract charges and fees..             (18)                                (45,599)            (46,246)
  Adjustments to annuity
     reserves................              --                                    (956)                657
                                    ---------                            ------------        ------------
     Net increase (decrease)
       in net assets from
       contract
       transactions..........         685,861                                 421,081           6,931,693
                                    ---------                            ------------        ------------
  Total increase (decrease)
     in net assets...........         704,325                               3,032,729          11,263,022
NET ASSETS:
  Beginning of period........              --                              34,258,748          22,995,726
                                    ---------                            ------------        ------------
  Ending of period...........       $ 704,325                            $ 37,291,477        $ 34,258,748
                                    =========                            ============        ============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
           STATEMENT OF CHANGES IN NET ASSETS (UNAUDITED) (CONTINUED)

-------------------------------------------------------------------------------------------------------------
                                  INTERNATIONAL STOCK SUBACCOUNT        T-ROWE INTERNATIONAL STOCK SUBACCOUNT
                               FOR PERIOD ENDED        YEAR ENDED       FOR PERIOD ENDED        YEAR ENDED
                              SEPTEMBER 30, 2007   DECEMBER 31, 2006   SEPTEMBER 30, 2007   DECEMBER 31, 2006
-------------------------------------------------------------------------------------------------------------
OPERATIONS:
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss)................       $   (805,898)        $   309,057         $  (254,996)         $   (95,761)
  Net realized gain (loss)
     on investments........          3,533,758          10,325,401           1,523,085            1,537,448
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments...........          6,426,097           5,152,145           1,438,894            2,831,006
                                 -------------        ------------        ------------         ------------
     Net increase
       (decrease) in net
       assets from
       operations..........          9,153,957          15,786,603           2,706,983            4,272,693
                                 -------------        ------------        ------------         ------------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners.......          5,572,766          11,399,690                  --                   --
  Transfers between
     subaccounts (including
     fixed accounts), net..          3,406,220          19,767,910            (829,410)          (1,732,807)
  Transfers for contract
     benefits and
     terminations..........         (8,870,970)         (7,443,763)         (4,177,480)          (5,802,170)
  Contract charges and
     fees..................           (109,849)           (102,643)            (13,489)             (26,465)
  Adjustments to annuity
     reserves..............                609                 873              (1,393)                 434
                                 -------------        ------------        ------------         ------------
     Net increase
       (decrease) in net
       assets from contract
       transactions........             (1,224)         23,622,067          (5,021,772)          (7,561,008)
                                 -------------        ------------        ------------         ------------
  Total increase (decrease)
     in net assets.........          9,152,733          39,408,670          (2,314,789)          (3,288,315)
NET ASSETS:
  Beginning of period......         96,517,458          57,108,788          25,807,294           29,095,609
                                 -------------        ------------        ------------         ------------
  Ending of period.........      $ 105,670,191        $ 96,517,458        $ 23,492,505         $ 25,807,294
                                 =============        ============        ============         ============




-------------------------------------------------------------------------------------------------------------
                                   DEVELOPING MARKETS SUBACCOUNT
                               FOR PERIOD ENDED        YEAR ENDED
                              SEPTEMBER 30, 2007   DECEMBER 31, 2006
-------------------------------------------------------------------------------------------------------------
OPERATIONS:
INCREASE IN NET ASSETS FROM
  OPERATIONS:
  Net investment income
     (loss)................        $   54,106          $   (11,504)
  Net realized gain (loss)
     on investments........           752,173              590,876
  Net change in unrealized
     appreciation or
     (depreciation) on
     investments...........           175,684              420,768
                                  -----------         ------------
     Net increase
       (decrease) in net
       assets from
       operations..........           981,963            1,000,140
                                  -----------         ------------
CONTRACT TRANSACTIONS:
  Payments received from
     contract owners.......                --                   --
  Transfers between
     subaccounts (including
     fixed accounts), net..          (121,424)            (373,149)
  Transfers for contract
     benefits and
     terminations..........          (634,282)            (862,800)
  Contract charges and
     fees..................            (2,748)              (4,109)
  Adjustments to annuity
     reserves..............                --                   --
                                  -----------         ------------
     Net increase
       (decrease) in net
       assets from contract
       transactions........          (758,454)          (1,240,058)
                                  -----------         ------------
  Total increase (decrease)
     in net assets.........           223,509             (239,918)
NET ASSETS:
  Beginning of period......         4,292,809            4,532,727
                                  -----------         ------------
  Ending of period.........       $ 4,516,318         $  4,292,809
                                  ===========         ============





                 See accompanying Notes to Financial Statements.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                          NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION

     The CUNA Mutual Life Variable Annuity Account (the Variable Account) is a unit investment trust registered under the Investment Company Act of 1940 with the Securities and Exchange Commission (SEC). The Variable Account was established as a separate investment account within CUNA Mutual Life Insurance Company (the Company) to receive and invest net premiums paid under variable annuity contracts (Contracts).

     Although the assets in the Variable Account are the property of the Company, the assets in the Variable Account attributable to the Contracts are not chargeable with liabilities arising out of any other business which the Company may conduct. The net assets of the Variable Account are available to cover the general liabilities of the Company only to the extent that the Variable Account's assets exceed its liabilities arising under the Contracts. The Company has the right to transfer to the general account any assets of the Variable Account which are in excess of reserves and other contract liabilities. All obligations arising under the Contracts are general corporate obligations of the Company.

     The Variable Account currently sells four variable annuity products:
     MEMBERS Variable Annuity, MEMBERS Variable Annuity II, MEMBERS Choice Variable Annuity and MEMBERS Variable Annuity III.

     The accompanying financial statements include only the Contract owner deposits applicable to the variable portions of the Contracts and exclude deposits for fixed dollar benefits, which are included in the general account of the Company.

     Investments

     The Variable Account currently is divided into nineteen subaccounts but may, in the future, include additional subaccounts. Each subaccount invests exclusively in shares of a single underlying fund. (The term fund is used to mean an investment portfolio, i.e., Ultra Series Fund (Class Z shares),
     T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds, Franklin Templeton Variable Insurance Products Trust, or any other open-end management investment company or unit investment trust in which a subaccount invests.) The income, gains and losses, realized or unrealized, from the assets allocated to each subaccount are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount.

     The Variable Account invests in shares of certain funds within the Ultra Series Fund, T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds, and Franklin Templeton Variable Insurance Products Trust. Each is a management investment company of the series type with one or more funds. Each is registered with the SEC as an open-end, management investment company. Such registration does not involve supervision of the management or investment practices or policies of the companies or their funds by the SEC.

     Ultra Series Fund currently has fifteen funds available as investment options under the Contracts. T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds and Franklin Templeton Variable Insurance Products Trust each have one fund available as an investment option under the Contracts. The T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds and Franklin Templeton Variable Insurance Products Trust also have other funds that are not available under the Contracts. These fund companies may, in the future, create additional funds or classes that may or may not be available as investment options under the Contracts.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     MEMBERS Capital Advisors, Inc. serves as the investment adviser to the Ultra Series Fund and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Ultra Series Fund. The Company owns one half of MEMBERS Capital Advisors' outstanding stock and one half is owned indirectly by CUNA Mutual Insurance Society (CMIS). CMIS is joined in an agreement of permanent affiliation with the company, and the companies have a common management team and board of directors.

     T. Rowe Price International, Inc. serves as the investment adviser to the International Stock Portfolio and manages its assets in accordance with general policies and guidelines established by the board of directors of T. Rowe Price International Series, Inc.

     Massachusetts Financial Services Company (MFS) serves as the investment adviser to the MFS Strategic Income Series and manages their assets in accordance with general policies and guidelines established by the board of trustees of MFS(R) Variable Insurance Trust(SM).

     Oppenheimer Funds, Inc. serves as the investment adviser to the Oppenheimer High Income Fund/VA and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Oppenheimer Variable Account Funds.

     Templeton Asset Management Ltd. serves as the investment adviser to the Franklin Templeton Developing Markets Securities Fund and manages its assets and makes its investments decisions.

(2) SIGNIFICANT ACCOUNTING POLICIES

     Investment Valuation

     The assets of each fund are held separate from the assets of the other funds, and each fund is offered at a price equal to its respective net asset value per share. Investments in shares of the funds are stated at market value which is the net asset value per share as determined by the funds. Transactions are recorded on a trade date basis. Realized gains and losses from security transactions are reported on an average cost basis. Income from dividends and gains from realized gain distributions from each fund are recorded on the ex-dividend date and are reinvested in that fund.

     Federal Income Taxes

     The operations of the Variable Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code. The Company does not expect to incur federal income taxes on recorded earnings or the realized capital gains attributed to the Variable Account to the extent the earnings are credited under the contracts. Accordingly, no charge for income tax is currently recorded to the Variable Account. If such taxes are incurred by the Company in the future, a charge to the Variable Account may be assessed.

     Annuity Reserves

     Annuity reserves are computed for contracts in the payout stage according to the 1983a Individual Annuitant Mortality Table. The assumed investment return is 3.5%. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the variable annuity account by the Company to cover greater longevity of annuitants than expected. Conversely, if reserves exceed amounts required, transfers may be made to the Company.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


     reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

(3) FEES AND CHARGES

     Contract Charges

     SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE). At the time purchase payments are paid, no charge is deducted for sales expenses. However, a surrender charge is deducted upon surrender or partial withdrawal of purchase payments within 7 years of their being paid and, in certain circumstances, upon payment of a death benefit or the election of certain annuity payment options.

     For purchase payments withdrawn or surrendered within one year of having been paid, the charge is 7% of the amount of the payment withdrawn or surrendered. The surrender charge decreases by 1% for each full year that has elapsed since the purchase payment was made. No surrender charge is assessed upon the withdrawal or surrender of the contract value in excess of aggregate purchase payments or on purchase payments made more than 7 years prior to the withdrawal or surrender.

     Subject to certain restrictions for the first partial withdrawal (or surrender) in each contract year, an amount equal to 10% of aggregate purchase payments subject to a surrender charge (as of the time of withdrawal or surrender) may be surrendered without a surrender charge. The surrender charge also may be waived in certain circumstances as provided in the Contracts.

     ANNUAL CONTRACT FEE. On each contract anniversary (or upon surrender of the Contract) prior to the annuity date, the Company deducts an annual contract fee of $30 from the variable contract value. After the annuity date, the Company deducts this fee from variable annuity payments. A pro-rated portion of the fee is deducted upon annuitization of a Contract except on a contract anniversary. The Company currently waives this fee for contracts with $25,000 or more of contract value.

     DEATH BENEFIT RIDER CHARGES. Optional death benefit riders are available on MEMBERS Variable Annuity II and MEMBERS Choice Variable Annuity contracts. The Maximum Anniversary Value Death Benefit and 5% Annual Guarantee Death Benefit Riders are available for issue ages 0 to 75. The minimum Death Benefit Guarantee Rider is available for issue ages 76 to 85.

     On each contract anniversary (or upon surrender of the Contract) prior to the annuity date, the Company deducts rider fees from the contract value. The annual charge for each of these riders ranges from 0.15% to 0.20% of average assets during the prior contract year.

     Optional death benefit riders are also available on MEMBERS Variable Annuity III contracts. The Maximum Anniversary Value Death Benefit, 3% Annual Guarantee Death Benefit and Earnings Enhanced Death Benefit Riders are available for issue ages 0 to 75. On each contract anniversary (or upon surrender of the Contract) prior to the annuity date, the Company deducts rider fees from the contract value. The annual charge for each of these riders ranges from 0.15% to 0.35% of average assets during the prior contract year.

     LIVING BENEFIT RIDERS. Generally, for Guaranteed Minimum Withdrawal Benefit riders issued on and after October 30, 2006, the annual charge is 0.60% of the average monthly Contract Value for the prior contract year. The annual charge for Guaranteed Minimum Withdrawal riders issued prior to that date is 0.50% of the average monthly contract value. The annual charge for the Guaranteed Minimum Accumulation Benefit riders is 0.50% of the average monthly contract value for the prior contract year, subject to state availability.

     TRANSFER FEE. No charge is made for transfers. However, the Company reserves the right to charge $10 for the 13th and each subsequent transfer during a Contract year.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     PREMIUM TAXES. If state or other premium taxes are applicable to a Contract, they will be deducted either: (a) from purchase payments as they are received, (b) from contract value upon surrender or partial withdrawal,
     (c) upon application of adjusted contract value to an annuity payment option, or (d) upon payment of a death benefit. The Company, however, reserves the right to deduct premium taxes at the time it pays such taxes.

     Variable Account Charges

     MORTALITY AND EXPENSE RISK CHARGE. The Company deducts a daily mortality and expense risk charge to compensate it for assuming certain mortality and expense risks. The charge is deducted from the assets of the Variable Account at an annual rate of 1.15% to 1.25%.

     ADMINISTRATIVE CHARGE. The Company deducts a daily administrative charge to compensate it for certain expenses it incurs in administration of MEMBERS Variable Annuity and MEMBERS Variable Annuity III contracts. The charge is deducted from the assets of the Variable Account at an annual rate of 0.15%.

(4) PURCHASE AND SALES OF INVESTMENTS

     The cost of purchases and proceeds from sales of investments for the period ended September 30, 2007 were as follows:

---------------------------------------------------------------------------------------------
                                                                   PURCHASES         SALES
---------------------------------------------------------------------------------------------
Conservative Allocation.......................................   $ 27,303,885     $ 1,235,871
Moderate Allocation...........................................     89,828,981       2,053,803
Aggressive Allocation.........................................      6,642,098         458,672
Money Market Fund.............................................     70,447,154      51,264,924
Bond Fund.....................................................     24,721,792      33,911,222
Strategic Income Fund.........................................        110,072         318,530
High Income Fund..............................................      6,755,031      11,382,370
Oppenheimer High Income Fund..................................      1,047,172       4,685,765
Diversified Income Fund.......................................     13,555,984      72,763,748
Large Cap Value Fund..........................................     20,564,084      92,396,440
Large Cap Growth Fund.........................................     11,474,046      38,216,596
Mid Cap Value Fund............................................     14,713,019      33,510,798
Mid Cap Growth Fund...........................................      6,510,310      20,545,399
Small Cap Value Fund..........................................        470,070           7,864
Small Cap Growth Fund.........................................        716,192          31,106
Global Securities Fund........................................      4,489,142       3,992,991
International Stock Fund......................................     11,546,090      11,092,462
T. Rowe International Stock Fund..............................             --       5,281,126
Developing Markets Fund.......................................        429,565         795,400

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(5) CHANGES IN UNITS OUTSTANDING

     The changes in units outstanding for the period ended September 30, 2007 and year ended December 31, 2006 were as follows:

                                     CONSERVATIVE     MODERATE     AGGRESSIVE       MONEY
                                      ALLOCATION     ALLOCATION    ALLOCATION      MARKET          BOND
                                      SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                     ------------    ----------    ----------    ----------    -----------
Units outstanding at December 31,
  2005............................            --             --           --      6,419,021     20,429,498
Units issued......................       123,256        786,195       73,167     11,250,427     23,865,279
Units redeemed....................          (163)        (3,410)         (58)    (9,817,153)   (21,488,879)
                                       ---------      ---------      -------     ----------    -----------
Units outstanding at December 31,
  2006............................       123,093        782,785       73,109      7,852,295     22,805,898
Units issued......................     2,800,630      9,036,389      607,110      9,068,999     17,723,108
Units redeemed....................      (237,851)      (630,902)     (26,180)    (7,490,018)   (17,758,949)
                                       ---------      ---------      -------     ----------    -----------
Units outstanding at September 30,
  2007............................     2,685,872      9,188,272      654,039      9,431,276     22,770,057
                                       =========      =========      =======     ==========    ===========




                                      STRATEGIC       HIGH       OPPENHEIMER    DIVERSIFIED     LARGE CAP
                                       INCOME        INCOME      HIGH INCOME       INCOME         VALUE
                                     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                     ----------    ----------    -----------    -----------    -----------
Units outstanding at December 31,
  2005............................     208,773      6,654,995     1,582,658      35,143,650     33,687,603
Units issued......................           4      8,153,182            32      18,104,069     24,639,262
Units redeemed....................     (60,894)    (7,210,560)     (493,374)    (22,179,594)   (25,847,363)
                                       -------     ----------     ---------     -----------    -----------
Units outstanding at December 31,
  2006............................     147,883      7,597,617     1,089,316      31,068,125     32,479,502
Units issued......................           3      5,335,050            24      11,842,804     16,547,085
Units redeemed....................     (18,025)    (5,553,396)     (304,197)    (14,979,680)   (19,663,133)
                                       -------     ----------     ---------     -----------    -----------
Units outstanding at September 30,
  2007............................     129,861      7,379,271       785,143      27,931,249     29,363,454
                                       =======     ==========     =========     ===========    ===========




                                       LARGE CAP       MID CAP       MID CAP       SMALL CAP     SMALL CAP
                                         GROWTH         VALUE         GROWTH         VALUE        GROWTH
                                       SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                      -----------    ----------    -----------    ----------    ----------
Units outstanding at December 31,
  2005.............................    20,474,009    11,200,447     12,600,337
Units issued.......................    17,026,565     9,592,690     10,859,754
Units redeemed.....................   (17,552,924)   (9,476,154)   (10,831,528)
                                      -----------    ----------    -----------
Units outstanding at December 31,
  2006.............................    19,947,650    11,316,983     12,628,563          --            --
Units issued.......................    11,968,465     6,543,254      6,345,082      49,101        78,394
Units redeemed.....................   (13,228,629)   (7,273,357)    (7,470,731)     (1,307)       (8,276)
                                      -----------    ----------    -----------      ------        ------
Units outstanding at September 30,
  2007.............................    18,687,486    10,586,880     11,502,914      47,794        70,118
                                      ===========    ==========    ===========      ======        ======




                                                                               T. ROWE
                                               GLOBAL      INTERNATIONAL    INTERNATIONAL    DEVELOPING
                                             SECURITIES        STOCK            STOCK          MARKETS
                                             SUBACCOUNT      SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
                                             ----------    -------------    -------------    ----------
Units outstanding at December 31, 2005....    1,729,377       4,140,565       1,855,567        415,360
Units issued..............................    2,858,968       5,594,436              26             --
Units redeemed............................   (2,334,066)     (3,962,643)       (454,516)      (104,013)
                                             ----------      ----------       ---------       --------
Units outstanding at December 31, 2006....    2,254,279       5,772,358       1,401,077        311,347
Units issued..............................    1,899,138       3,684,888              18             --
Units redeemed............................   (1,852,570)     (3,624,513)       (261,427)       (50,783)
                                             ----------      ----------       ---------       --------
Units outstanding at September 30, 2007...    2,300,847       5,832,733       1,139,668        260,564
                                             ==========      ==========       =========       ========


                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(6) FINANCIAL HIGHLIGHTS

     The table below provides per unit information of each subaccount.

------------------------------------------------------------------------------------------------------------------------------
                                 AT DECEMBER 31,                                FOR THE YEAR ENDED DECEMBER 31,
                    -----------------------------------------    -------------------------------------------------------------
                     UNITS     UNIT FAIR VALUE     NET ASSETS     INVESTMENT*      EXPENSE RATIO            TOTAL RETURN
                    (000S)    LOWEST TO HIGHEST      (000S)      INCOME RATIO    LOWEST TO HIGHEST        LOWEST TO HIGHEST
------------------------------------------------------------------------------------------------------------------------------
CONSERVATIVE ALLOCATION SUBACCOUNT:
2007..............   2,686          $10.12           $27,774         0.02%             1.30%                    1.20%
2006..............     123          10.17              1,252         1.56%             1.30%                  1.70%***
MODERATE ALLOCATION SUBACCOUNT:
2007..............   9,188     $10.22 to $10.23      $98,295         0.02%             1.30%                2.3% to 2.20%
2006..............     783          10.29              8,053         2.41%             1.30%                  2.90%***
AGGRESSIVE ALLOCATION SUBACCOUNT:
2007..............     654          $10.37            $7,139         0.02%             1.30%                    3.70%
2006..............      73          10.39                760         1.78%             1.30%                  3.90%***
MONEY MARKET SUBACCOUNT:
2007..............   9,431     $11.09 to $13.74     $108,138         3.46%         1.15% to 1.40%          2.69% to 2.54%
2006..............   7,852      10.80 to 13.40        88,973         4.33%         1.15% to 1.40%          3.35% to 3.08%
2005..............   6,419      10.45 to 13.00        71,365         2.74%         1.15% to 1.40%          1.65% to 1.33%
2004..............   5,545      10.28 to 12.83        62,924         0.91%         1.15% to 1.40%         (0.29% to (0.47%)
2003..............   6,828      10.31 to 12.89        78,796         0.76%         1.15% to 1.40%        (0.39%) to (0.62%)
BOND SUBACCOUNT:
2007..............  22,770     $13.03 to $16.83     $287,138         0.07%         1.15% to 1.40%          1.40% to 1.20%
2006..............  22,806      12.85 to 16.63       289,940         4.62%         1.15% to 1.40%          2.80% to 2.59%
2005..............  20,429      12.50 to 16.21       265,644         4.14%         1.15% to 1.40%          1.38% to 1.12%
2004..............  18,801      12.33 to 16.03       252,712         4.09%         1.15% to 1.40%          2.15% to 1.91%
2003..............  19,418      12.07 to 15.73       262,584         4.39%         1.15% to 1.40%          1.86% to 1.61%
STRATEGIC INCOME SUBACCOUNT:
2007..............     130          $16.47            $2,139         4.88%             1.40%                    2.11%
2006..............     148          16.13              2,386         5.69%             1.40%                    5.22%
2005..............     209          15.33              3,202         7.09%             1.40%                    0.46%
2004..............     282          15.26              4,308         5.53%             1.40%                    6.19%
2003..............     394          14.37              5,657         5.30%             1.40%                    8.86%
HIGH INCOME SUBACCOUNT:
2007..............   7,379     $14.69 to $12.88      $98,752         0.02%         1.15% to 1.40%          1.80% to 1.58%
2006..............   7,598      14.43 to 12.68       100,797         7.29%         1.15% to 1.40%          7.93% to 7.73%
2005..............   6,655      13.37 to 11.77        83,896         6.56%         1.15% to 1.40%          1.36% to 1.12%
2004..............   5,526      13.19 to 11.64        70,925         7.10%         1.15% to 1.40%          7.67% to 7.38%
2003..............   4,030      12.25 to 10.84        48,159         6.98%         1.15% to 1.40%          17.11% to 8.40%
OPPENHEIMER HIGH INCOME SUBACCOUNT:
2007..............     785          $15.05           $11,815         7.57%             1.40%                    2.45%
2006..............   1,089          14.69             15,998         8.27%             1.40%                    7.94%
2005..............   1,583          13.61             21,539         6.90%             1.40%                    0.89%
2004..............   2,039          13.49             27,500         6.62%             1.40%                    7.49%
2003..............   2,587          12.55             32,476         7.82%             1.40%                   22.20%
DIVERSIFIED INCOME SUBACCOUNT:
2007..............  27,931     $11.87 to $22.83     $406,051         0.04%         1.15% to 1.40%          2.77% to 2.56%
2006..............  31,068      11.55 to 22.26       450,501         2.49%         1.15% to 1.40%          8.76% to 8.48%
2005..............  35,144      10.62 to 20.52       490,164         2.22%         1.15% to 1.40%          2.71% to 2.45%
2004..............  35,951      10.34 to 20.03       512,331         2.35%         1.15% to 1.40%          7.04% to 6.83%
2003..............  33,802      9.66 to 18.75        475,628         2.67%         1.15% to 1.40%         15.55% to 15.24%
LARGE CAP VALUE SUBACCOUNT:
2007..............  29,363     $12.12 to $32.72     $498,065         0.03%         1.15% to 1.40%          5.48% to 5.21%
2006..............  32,480      11.49 to 31.10       537,699         1.85%         1.15% to 1.40%         19.19% to 18.88%
2005..............  33,688      9.64 to 26.16        498,121         1.71%         1.15% to 1.40%          4.33% to 4.14%
2004..............  33,060      9.24 to 25.12        507,027         1.59%         1.15% to 1.40%         11.19% to 10.86%
2003..............  29,950      8.31 to 22.66        458,665         1.65%         1.15% to 1.40%         24.40% to 24.16%

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

------------------------------------------------------------------------------------------------------------------------------
                                 AT DECEMBER 31,                                FOR THE YEAR ENDED DECEMBER 31,
                    -----------------------------------------    -------------------------------------------------------------
                     UNITS     UNIT FAIR VALUE     NET ASSETS     INVESTMENT*      EXPENSE RATIO            TOTAL RETURN
                    (000S)    LOWEST TO HIGHEST      (000S)      INCOME RATIO    LOWEST TO HIGHEST        LOWEST TO HIGHEST
------------------------------------------------------------------------------------------------------------------------------
LARGE CAP GROWTH SUBACCOUNT:
2007..............  18,687     $9.53 to $30.24      $253,972         0.01%         1.15% to 1.40%         11.99% to 11.75%
2006..............  19,948      8.51 to 27.06        250,210         0.36%         1.15% to 1.40%          6.64% to 6.41%
2005..............  20,474      7.98 to 25.43        256,021         0.89%         1.15% to 1.40%          1.27% to 0.99%
2004..............  21,186      7.88 to 25.18        278,129         0.73%         1.15% to 1.40%          7.65% to 7.42%
2003..............  18,905      7.32 to 23.44        256,091         0.49%         1.15% to 1.40%         27.75% to 27.39%
MID CAP VALUE SUBACCOUNT:
2007..............  10,587     $18.04 to $23.91     $192,673         0.05%         1.15% to 1.40%          5.13% to 4.91%
2006..............  11,317      17.16 to 22.79       199,548         0.99%         1.15% to 1.40%         15.63% to 15.33%
2005..............  11,200      14.84 to 19.76       177,360         0.64%         1.15% to 1.40%          9.04% to 8.81%
2004..............  10,106      13.61 to 18.16       152,906         1.02%         1.15% to 1.40%         14.56% to 14.29%
2003..............   8,857      11.88 to 15.89       119,843         0.53%         1.15% to 1.40%         29.69% to 29.40%
MID CAP GROWTH SUBACCOUNT:
2007..............  11,503     $8.68 to $18.66      $131,651         0.00%         1.15% to 1.40%         13.02% to 12.89%
2006..............  12,629      7.68 to 16.53        129,763         0.00%         1.15% to 1.40%          10.19% to 9.83%
2005..............  12,600      6.97 to 15.05        119,814         0.00%         1.15% to 1.40%          7.56% to 7.27%
2004..............  11,974      6.48 to 14.03        108,534         0.03%         1.15% to 1.40%         12.11% to 11.88%
2003..............   9,588      5.78 to 12.54         84,967         0.00%         1.15% to 1.40%         31.96% to 25.40%
SMALL CAP VALUE SUBACCOUNT:
2007..............      48      $9.50 to $9.57          $456         0.00%         1.15% to 1.40%     (5.00%)*** to (4.30%)***
SMALL CAP GROWTH SUBACCOUNT:
2007..............      70     $10.10 to $10.36         $704         0.00%         1.15% to 1.40%        1.00%*** to 3.6%***
GLOBAL SECURITIES SUBACCOUNT:
2007..............   2,301     $16.06 to $22.83      $37,291         0.15%         1.15% to 1.40%          7.64% to 7.44%
2006..............   2,254      14.92 to 21.25        34,259         1.26%         1.15% to 1.40%         16.02% to 15.74%
2005..............   1,729      12.86 to 18.36        22,996         0.82%         1.15% to 1.40%         12.71% to 12.43%
2004..............   1,265      11.41 to 16.33        15,070         0.28%         1.15% to 1.40%         17.03% to 16.81%
2003..............     690      9.75 to 13.98          7,080         1.06%         1.15% to 1.40%         39.68% to 39.80%
INTERNATIONAL STOCK SUBACCOUNT:
2007..............   5,833     $17.36 to $23.79     $105,670         0.13%         1.15% to 1.40%          9.39% to 9.23%
2006..............   5,772      15.87 to 21.78        96,517         1.58%         1.15% to 1.40%         22.83% to 22.50%
2005..............   4,141      12.92 to 17.78        57,109         1.47%         1.15% to 1.40%         15.25% to 14.93%
2004..............   2,791      11.21 to 15.47        33,841         1.54%         1.15% to 1.40%         19.13% to 18.82%
2003..............   1,845      9.41 to 13.02         19,212         0.75%         1.15% to 1.40%         31.98% to 30.20%
T. ROWE INTERNATIONAL STOCK SUBACCOUNT:
2007..............   1,140          $20.61           $23,493         0.00%             1.40%                   11.89%
2006..............   1,401          18.42             25,807         1.04%             1.40%                   17.47%
2005..............   1,856          15.68             29,096         1.47%             1.40%                   14.45%
2004..............   2,393          13.70             32,791         1.03%             1.40%                   12.20%
2003..............   2,931          12.21             35,788         1.14%             1.40%                   28.66%
DEVELOPING MARKETS SUBACCOUNT:
2007..............     261          $17.33            $4,516         2.31%             1.40%                   25.67%
2006..............     311          13.79              4,293         1.13%             1.40%                   26.40%
2005..............     415          10.91              4,533         1.31%             1.40%                   25.69%
2004..............     503           8.68              4,364         1.84%             1.40%                   22.95%
2003..............     624           7.06              4,404         1.14%             1.40%                   50.85%



--------------

*     Not annualized.

**    For the period of May 1, 2003 through December 31, 2003.

***   For the period October 30, 2006 through December 31, 2006.

     For the period ended September 30, 2007.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(7) RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("Fin 48"), which is effective for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for income taxes recognized in the financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that the entity has taken or expects to take on a tax return. The Company will adopt FIN 48 for the year ending December 31, 2007. Management is currently evaluating the impact, if any, on the Company's financial statements of implementing FIN 48.

     In September 2006, FASB issued Statement of Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). This standard expands the disclosure that is required for the use of fair value to measure assets and liabilities. The new disclosure will focus on the inputs used to measure fair value and the effect, if any, on the measurements on earnings (or changes in net assets) for the period. SFAS 157 is effective for the Company for the year ending December 31, 2008. Management is currently evaluating the impact, if any, on the Company's financial statements of adopting SFAS 157.

(8) REORGANIZATION

     CUNA Mutual Insurance Society ("CMIS"), a mutual life insurance company, and CUNA Mutual Life Insurance Company ("CMLIC"), a mutual life insurance company domiciled in Iowa, have operated under a permanent affiliation agreement since 1990. In connection with a proposed merger of CMLIC and CMIS, approval was provided to CMIS and its wholly-owned subsidiaries on May 3, 2007 to change its domicile from Wisconsin to Iowa. On September 6, 2007, approval from the Iowa Insurance Commissioner and the Attorney General was provided permitting CMLIC to merge with and into CMIS, with both companies already having received the necessary approvals of their respective Boards of Directors and policyholders. The merger is expected to take place on December 31, 2007.

CUNA MUTUAL INSURANCE
SOCIETY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE
THREE YEARS ENDED DECEMBER 31, 2006

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2006 and 2005
(000s omitted)

                                                                     2006         2005
                                                                  ----------   ----------
                            ASSETS
Debt securities, available for sale at fair value                 $3,948,175   $4,133,635
Equity securities, available for sale at fair value                  385,467      368,845
Equity in unconsolidated affiliates                                  181,667      159,453
Mortgage loans                                                       195,333       39,831
Real estate, at cost less accumulated depreciation
   (2006 - $29,536; 2006 - $27,107)                                   26,209       26,242
Policy loans                                                          16,368       15,726
Short-term investments                                               213,985      160,037
Other invested assets                                                 71,890       24,149
Cash and cash equivalents                                            198,983      177,981
                                                                  ----------   ----------
Total cash and investments                                         5,238,077    5,105,899
Accrued investment income                                             46,577       44,379
Reinsurance recoverables                                             324,646      338,245
Deferred policy acquisition costs                                    282,667      217,545
Premiums receivable                                                  154,573      147,663
Office properties, equipment and computer software at cost less
   accumulated depreciation (2006 - $302,288; 2005 - $284,835)       170,912      171,039
Federal income taxes receivable                                       27,859       20,561
Deferred tax asset                                                    23,276       42,259
Receivables from affiliates                                           52,753       36,094
Other assets and receivables                                         277,609      187,786
Separate account assets                                              135,611      104,512
                                                                  ----------   ----------
Total assets                                                      $6,734,560   $6,415,982
                                                                  ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Balance Sheets, continued
December 31, 2006 and 2005
(000s omitted)

                                                                     2006         2005
                                                                  ----------   ----------
            LIABILITIES AND POLICYHOLDERS' SURPLUS
Insurance reserves life and health                                $1,684,376   $1,666,984
Insurance reserves property and casualty                             461,398      422,884
Policyholder account balances                                      1,805,732    1,783,639
Unearned premiums                                                    547,350      519,817
Dividends payable to policyholders                                     3,153        3,559
Reinsurance payable                                                   37,947       38,189
Accrued postretirement benefit liability                             162,620      159,430
Payables to affiliates                                                 2,947       11,272
Accounts payable and other liabilities                               470,042      475,911
Separate account liabilities                                         135,611      104,512
                                                                  ----------   ----------
Total liabilities                                                  5,311,176    5,186,197
                                                                  ----------   ----------
Minority interest                                                     43,022       39,014
                                                                  ----------   ----------
Accumulated other comprehensive income, net of tax
   (2006 - $19,635; 2005 - $11,245)                                   89,477       68,111
Retained earnings                                                  1,290,885    1,122,660
                                                                  ----------   ----------
Total policyholders' surplus                                       1,380,362    1,190,771
                                                                  ----------   ----------
Total liabilities, minority interest and policyholders' surplus   $6,734,560   $6,415,982
                                                                  ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Operations
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                  2006         2005         2004
                                                               ----------   ----------   ----------
Revenues:
   Life and health premiums                                    $  997,126   $  972,857   $  987,190
   Property and casualty premiums                                 651,842      570,906      499,134
   Net investment income                                          247,208      192,870      186,967
   Net realized investment gains                                   11,200        7,541       22,779
   Contract charges                                                    --           --           --
   Other income                                                   254,138      275,638      239,748
                                                               ----------   ----------   ----------
Total revenues                                                  2,161,514    2,019,812    1,935,818
                                                               ----------   ----------   ----------
Benefits and expenses:
   Life and health insurance claims and benefits                  538,757      560,992      634,162
   Property and casualty insurance loss and loss adjustment
      expenses                                                    416,671      385,863      301,227
   Interest credited to policyholder account balances              64,236       59,940       60,787
   Policyholder dividends                                           3,834        4,224        3,106
   Operating and other expenses                                   928,941      933,515      822,155
                                                               ----------   ----------   ----------
Total benefits and expenses                                     1,952,439    1,944,534    1,821,437
                                                               ----------   ----------   ----------
Income from continuing operations before income taxes,
   equity in income of unconsolidated affiliates and
   minority interest                                              209,075       75,278      114,381
Income tax expense                                                 60,173        4,589       24,267
                                                               ----------   ----------   ----------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                148,902       70,689       90,114
Equity in income of unconsolidated affiliates, net of tax
   (2006 - $3,360; 2005 - $8,270; 2004 - $7,019)                   21,038       15,114       11,684
                                                               ----------   ----------   ----------
Income from continuing operations before minority interest        169,940       85,803      101,798
Minority interest in loss (income)                                 (3,153)       1,105       (2,988)
                                                               ----------   ----------   ----------
Income from continuing operations                                 166,787       86,908       98,810
Gain (loss) from discontinued operations, net of tax
   (2006 - $(174); 2005 - $1,663; 2004 - $415)                      1,438       (1,510)      (1,623)
                                                               ----------   ----------   ----------
Net income                                                     $  168,225   $   85,398   $   97,187
                                                               ==========   ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                 2006       2005       2004
                                                               --------   --------   --------
Net income                                                     $168,225   $ 85,398   $ 97,187
                                                               --------   --------   --------
Other comprehensive income, net of tax:
   Foreign currency translation gains arising during period        (951)     5,656      6,657
   Applicable income tax on above                                   891       (944)      (575)
                                                               --------   --------   --------
   Net foreign currency translation gains (losses)                  (60)     4,712      6,082
                                                               --------   --------   --------
   Unrealized net gains (losses) on investment securities:
      Unrealized net holding gains (losses) arising during
      period                                                    (15,676)   (81,913)    29,539
      Applicable income tax on above                               (676)    29,761     (2,924)
      Reclassification adjustment for losses included in net
         income                                                  19,987     13,847    (21,982)
      Applicable income tax on above                                862     (5,031)     2,176
                                                               --------   --------   --------
      Net unrealized gains (losses)                               4,497    (43,336)     6,809
                                                               --------   --------   --------
   Minimum pension liability                                     25,910    (30,643)      (983)
   Applicable income tax on above                                (8,981)    10,728        346
                                                               --------   --------   --------
   Minimum pension liability, net of tax                         16,929    (19,915)      (637)
                                                               --------   --------   --------
Other comprehensive income (loss) subtotal                       21,366    (58,539)    12,254
                                                               --------   --------   --------
Comprehensive income                                           $189,591   $ 26,859   $109,441
                                                               ========   ========   ========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Changes in Policyholders' Surplus
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                                  2006         2005         2004
                                                               ----------   ----------   ----------
Retained earnings:
   Balance at beginning of year                                $1,122,660   $1,037,262   $  940,067
   Net income                                                     168,225       85,398       97,187
                                                               ----------   ----------   ----------
   Balance at end of year                                       1,290,885    1,122,660    1,037,262
                                                               ----------   ----------   ----------
Accumulated other comprehensive income:
   Foreign currency translation gains (losses):
      Balance at beginning of year                                  5,289          577       (5,505)
      Change in unrealized gains (losses) from foreign
         currency translation, net of tax
         (2006 - $891; 2005 - $(944); 2004 - $(575))                  (60)       4,712        6,082
                                                               ----------   ----------   ----------
      Balance at end of year                                        5,229        5,289          577
                                                               ----------   ----------   ----------
   Unrealized investment gains:
      Balance at beginning of year                                 83,901      127,237      120,428
      Unrealized gains (losses) on investment securities,
         net of tax (2006 - $(186); 2005 - $24,730;
         2004 - $1,037)                                             4,497      (43,336)       6,809
                                                               ----------   ----------   ----------
      Balance at end of year                                       88,398       83,901      127,237
                                                               ----------   ----------   ----------
   Minimum pension liability:
      Balance at beginning of year                                (21,079)      (1,164)        (527)
      Change in minimum pension liability, net of tax
         (2006 - $(8,981); 2005 - $10,728; 2004 - $346)            16,929      (19,915)        (637)
                                                               ----------   ----------   ----------
      Balance at end of year                                       (4,150)     (21,079)      (1,164)
                                                               ----------   ----------   ----------
Accumulated other comprehensive income                             89,477       68,111      126,650
                                                               ----------   ----------   ----------
Total policyholders' surplus                                   $1,380,362   $1,190,771   $1,163,912
                                                               ==========   ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                                  2006         2005          2004
                                                               ---------   -----------   -----------
Cash flows from operating activities:
   Net income                                                  $ 168,225   $    85,398   $    97,187
      Adjustments to reconcile income to net
      cash provided by operating activities:
      Equity in (income) of unconsolidated affiliates            (21,038)      (15,114)      (18,388)
      Amortization of deferred policy acquisition costs          254,933       269,093       235,395
      Policy acquisition costs deferred                         (319,750)     (278,367)     (242,003)
      Depreciation of office properties, equipment and
         software                                                 34,529        33,775        36,739
      Amortization of bond premium and discount                    2,504        15,356        10,603
      Net realized investment gains                              (11,200)       (6,207)      (28,474)
      Policyholder assessments on investment-
         type contracts                                           (7,052)       (2,683)       (2,500)
      Interest credited to policyholder account balances          64,236        59,940        59,601
      Gain on mortgage loan sales                                     --        (3,566)       (6,967)
      Origination of mortgage loans held for sale                     --    (1,128,250)   (1,250,659)
      Proceeds from sale of mortgage loans held for sale              --     1,165,983     1,249,863
   Changes in other assets and liabilities:
      Accrued investment income                                   (2,186)         (630)        1,822
      Reinsurance recoverables                                    13,844       (18,221)      (15,839)
      Premiums receivable                                         (6,850)       (5,797)        5,789
      Other assets and receivables                               (94,549)        4,115       (36,553)
      Deferred income tax                                          8,012       (11,515)        3,382
      Insurance reserves                                          54,683        93,085        98,063
      Unearned premiums                                           27,489        57,028        32,162
      Accrued income taxes                                        (7,298)      (18,957)        8,614
      Accounts payable and other liabilities                      28,972       106,642        26,827
                                                               ---------   -----------   -----------
Net cash provided by operating activities                        187,504       401,108       264,664
                                                               ---------   -----------   -----------

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows, continued
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                        2006          2005          2004
                                                    -----------   -----------   -----------
Cash flows from investing activities:
   Purchases of investments:
      Debt securities                               $(1,927,481)  $(2,843,266)  $(1,753,899)
      Equity securities                                (191,069)      (50,703)      (57,530)
      Mortgage loans                                   (177,607)         (724)       (2,039)
      Real estate                                        (2,472)       (1,717)         (991)
      Short-term investments                           (204,194)      (48,980)      (25,915)
      Other invested assets                             (82,594)      (90,661)         (553)
   Proceeds on sale or maturity of investments:
      Debt securities                                 2,093,076     2,442,362     1,484,987
      Equity securities                                 214,618        52,917        44,104
      Mortgage loans                                     22,105        14,768        23,444
      Real estate                                            76         1,506           161
      Short-term investments                            104,684        41,812        12,590
      Other invested assets                              25,509        88,056           814
   Purchases of office properties, equipment and
      computer software                                 (32,934)      (41,330)      (49,674)
   Investment in unconsolidated affiliates              (27,525)      (12,340)         (384)
   Change in policy loans and other, net                  2,891          (627)       (2,121)
                                                    -----------   -----------   -----------
Net cash used in investing activities                  (182,917)     (448,927)     (327,006)
                                                    -----------   -----------   -----------
Cash flows from financing activities:
   Deposits to policyholder account balances            680,387       392,431       671,398
   Withdrawals from policyholder account balances      (715,478)     (324,360)     (588,097)
   Dividends from unconsolidated affiliates              17,439            --            --
   Dividends to minority shareholders                        --            --          (603)
   Repurchase of minority interest shares                    --            --        (3,854)
   Stock issued to minority shareholders                     --            --           404
   Change in bank overdrafts                             34,067       (12,253)        1,081
   Changes in notes payable                                  --       (55,094)       (5,058)
                                                    -----------   -----------   -----------
Net cash provided by financing activities                16,415           724        75,271
                                                    -----------   -----------   -----------
Change in cash and cash equivalents                      21,002       (47,095)       12,929
Cash and cash equivalents at beginning of year          177,981       225,076       212,147
                                                    -----------   -----------   -----------
Cash and cash equivalents at end of year            $   198,983   $   177,981   $   225,076
                                                    ===========   ===========   ===========
Supplemental disclosure of cash information:
   Cash paid during the year for interest           $        62   $     1,576   $     3,953
   Cash paid during the year for income taxes,
      net of refunds                                     57,567        38,321        20,884
                                                    ===========   ===========   ===========

CUNA MUTUAL INSURANCE
SOCIETY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Balance Sheet - Unaudited
September 30, 2007
(000s omitted)

                                                          2007
                                                       ----------
                       ASSETS
Debt securities, available for sale at fair value      $3,921,287
Equity securities, available for sale at fair value       364,887
Equity in unconsolidated affiliates                       192,225
Mortgage loans                                            273,454
Real estate, at cost less accumulated depreciation
   of $28,614                                              22,853
Policy loans                                               16,993
Short-term investments                                    137,121
Other invested assets                                     167,822
Cash and cash equivalents                                 237,729
                                                       ----------
Total cash and investments                              5,334,371
Accrued investment income                                  49,865
Reinsurance recoverables                                  390,162
Deferred policy acquisition costs                         305,538
Premiums receivable                                       315,799
Office properties, equipment and computer software
   at cost less accumulated depreciation of $316,195      195,264
Deferred tax asset                                         77,333
Receivables from affiliates                                49,920
Other assets and receivables                              244,878
Separate account assets                                   167,067
                                                       ----------
Total assets                                           $7,130,197
                                                       ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Balance Sheet - Unaudited, continued
September 30, 2007
(000s omitted)

                                                 2007
                                              ----------
  LIABILITIES AND POLICYHOLDERS' SURPLUS
Insurance reserves - life and health          $1,796,162
Insurance reserves - property and casualty       587,478
Policyholder account balances                  1,738,112
Unearned premiums                                598,740
Dividends payable to policyholders                 4,458
Reinsurance payable                               74,615
Accrued postretirement benefit liability         168,190
Income taxes payable                              19,149
Payables to affiliates                            10,911
Accounts payable and other liabilities           493,019
Separate account liabilities                     167,067
                                              ----------
Total liabilities                              5,657,901
                                              ----------
Minority interest                                 26,658
                                              ----------
Accumulated other comprehensive income, net
   of tax (2007 - $26,495)                         1,337
Retained earnings                              1,444,301
                                              ----------
Total policyholders' surplus
                                               1,445,638
                                              ----------
Total liabilities, minority interest and
   policyholders' surplus                     $7,130,197
                                              ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Operations - Unaudited
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                                      2007         2006
                                                                   ----------   ----------
Revenues:
   Life and health premiums                                        $  751,691   $  760,176
   Property and casualty premiums                                     586,404      478,596
   Net investment income                                              196,236      178,041
   Net realized investment gains                                        9,085       10,943
   Contract charges                                                     2,184        1,545
   Other income                                                       211,846      228,924
                                                                   ----------   ----------
Total revenues                                                      1,757,446    1,658,225
                                                                   ----------   ----------
Benefits and expenses:
   Life and health insurance claims and benefits                      404,920      417,399
   Property and casualty insurance loss and loss adjustment
      expenses                                                        354,721      312,454
   Interest credited to policyholder account
      balances                                                         52,071       47,032
Policyholder dividends                                                  2,653        2,874
Operating and other expenses                                          741,942      731,164
                                                                   ----------   ----------
Total benefits and expenses                                         1,556,307    1,510,923
                                                                   ----------   ----------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest          201,139      147,302
Income tax expense                                                     62,044       49,281
                                                                   ----------   ----------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                    139,095       98,021
Equity in income of unconsolidated affiliates, net
   of tax (2007 - $(110); 2006 - $1,086)                               15,993       15,978
                                                                   ----------   ----------
Income from continuing operations before minority interest            155,088      113,999
Minority interest in (income)                                          (1,672)      (2,385)
                                                                   ----------   ----------
Net income                                                         $  153,416   $  111,614
                                                                   ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income - Unaudited
September 30, 2007 and 2006
(000s omitted)

                                                                  2007       2006
                                                               ---------   --------
Net income                                                     $ 153,416   $111,614
                                                               ---------   --------
Other comprehensive income, net of tax:
   Foreign currency translation gains arising during period       27,905      7,972
   Applicable income tax on above                                  1,781         99
                                                               ---------   --------
   Net foreign currency translation gains (losses)                29,686      8,071
                                                               ---------   --------
   Unrealized net gains (losses) on investment securities:
      Unrealized net holding gains (losses) arising
         during period                                          (149,316)     9,978
      Applicable income tax on above                              42,739     (7,071)
      Reclassification adjustment for losses included in net
         income                                                  (19,974)   (16,587)
      Applicable income tax on above                               8,724      9,466
                                                               ---------   --------
      Net unrealized gains (losses)                             (117,827)    (4,214)
                                                               ---------   --------
   Minimum pension liability                                          --         48
   Applicable income tax on above                                     --        (18)
                                                               ---------   --------
   Minimum pension liability, net of tax                              --         30
                                                               ---------   --------
Other comprehensive income (loss) subtotal                       (88,141)     3,887
                                                               ---------   --------
Comprehensive income                                           $  65,275   $115,501
                                                               =========   ========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Changes in Policyholders' Surplus - Unaudited Nine Months Ended September 31, 2007 and 2006
(000s omitted)

                                                               2007         2006
                                                            ----------   ----------
Retained earnings:
   Balance at beginning of year                             $1,290,885   $1,122,660
   Net income                                                  153,416      111,614
                                                            ----------   ----------
   Balance at end of year                                    1,444,301    1,234,274
                                                            ----------   ----------
Accumulated other comprehensive income:
   Foreign currency translation gains (losses):
      Balance at beginning of year                               5,229        5,289
      Change in unrealized gains (losses) from foreign
         currency translation, net of tax (2007 -$1,781;
         2006 - $ 99)                                           29,686        8,071
                                                            ----------   ----------
      Balance at end of year                                    34,915       13,360
                                                            ----------   ----------
   Unrealized investment gains:
      Balance at beginning of year                              88,398       83,901
      Unrealized gains (losses) on investment securities,
         net of tax (2007 - $51,463; 2006 - $2,395)           (117,826)      (4,214)
                                                            ----------   ----------
      Balance at end of year                                   (29,428)      79,687
                                                            ----------   ----------
   Minimum pension liability:
      Balance at beginning of year                              (4,150)     (21,079)
      Change in minimum pension liability, net of
         tax (2006 - $(17,643)                                      --           30
                                                            ----------   ----------
      Balance at end of year                                    (4,150)     (21,049)
                                                            ----------   ----------
Accumulated other comprehensive income                           1,337       71,998
                                                            ----------   ----------
Total policyholders' surplus                                $1,445,638   $1,306,272
                                                            ==========   ==========

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows - Unaudited
Nine Months Ended September 31, 2007 and 2006
(000s omitted)

                                                           2007        2006
                                                        ---------   ---------
Cash flows from operating activities:
   Net income                                          $  153,416   $ 111,614
      Adjustments to reconcile net income to net
         cash provided by operating activities:
      Equity in (income) of unconsolidated affiliates     (15,993)    (15,978)
      Amortization of deferred policy acquisition
         costs                                            204,600     184,786
      Policy acquisition costs deferred                  (214,660)   (195,525)
      Depreciation of office properties, equipment
         and software                                      30,793      23,120
      Amortization of bond premium and discount            (3,458)      2,132
      Net realized investment gains                        (9,085)    (10,943)
      Policyholder assessments on investment-type
         contracts                                         (6,423)     (3,019)
      Interest credited to policyholder account
         balances                                          56,250      51,024
   Changes in other assets and liabilities:
      Accrued investment income                            (4,503)     (3,155)
      Reinsurance recoverables                            (97,142)    (22,228)
      Premiums receivable                                (167,598)    (13,130)
      Other assets and receivables                         18,138     (50,435)
      Deferred income tax                                  47,444      (1,594)
      Insurance reserves                                  120,222      32,790
      Unearned premiums                                    51,390      24,708
      Accrued income taxes                                 47,008      13,370
      Accounts payable and other liabilities               57,438      68,720
                                                        ---------   ---------
Net cash provided by operating activities                 267,837     196,257
                                                        ---------   ---------

CUNA MUTUAL INSURANCE SOCIETY AND SUBSIDIARIES
Consolidated Statements of Cash Flows - Unaudited, continued
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                        2007          2006
                                                    -----------   -----------
Cash flows from investing activities:
   Purchases of investments:
      Debt securities                               $(1,003,374)  $(1,694,818)
      Equity securities                                (172,039)     (153,472)
      Mortgage loans                                   (115,687)     (150,908)
      Real estate                                        (1,252)       (2,046)
      Short-term investments                           (128,224)     (167,041)
      Other invested assets                            (107,736)      (42,070)
   Proceeds on sale or maturity of investments:
      Debt securities                                   975,698     1,752,639
      Equity securities                                 221,176       191,680
      Mortgage loans                                     37,955        27,038
      Real estate                                         4,250            76
      Short-term investments                            204,126       150,949
      Other invested assets                              24,059        19,621
   Purchases of office properties, equipment and
      computer software                                 (56,421)      (19,626)
   Investment in unconsolidated affiliates                  (58)           30
   Change in policy loans and other, net                (13,038)       (1,036)
                                                    -----------   -----------
Net cash used in investing activities                  (130,565)      (88,984)
                                                    -----------   -----------
Cash flows from financing activities:
   Deposits to policyholder account balances            602,808       472,828
   Withdrawals from policyholder account balances      (720,255)     (538,677)
   Dividends from unconsolidated affiliates              19,334        17,439
   Change in bank overdrafts                             (1,342)           34
   Changes in notes payable                                 929         6,978
                                                    -----------   -----------
Net cash provided by financing activities               (98,526)      (41,398)
                                                    -----------   -----------
Change in cash and cash equivalents                      38,746        65,875
Cash and cash equivalents at beginning of year          198,983       177,981
                                                    -----------   -----------
Cash and cash equivalents at end of year            $   237,729   $   243,856
                                                    ===========   ===========

CUNA MUTUAL LIFE INSURANCE
COMPANY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE
THREE YEARS ENDED DECEMBER 31, 2006

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2006 and 2005
(000s omitted)

                                                            2006         2005
                                                         ----------   ----------
                        ASSETS
Debt securities, available for sale at fair value        $2,560,669   $2,806,985
Equity securities, available for sale at fair value         195,033      160,002
Equity in unconsolidated affiliates                          29,020       24,637
Mortgage loans                                              241,688      185,248
Real estate, at cost less accumulated depreciation
   (2006 - $36,244; 2005 - $33,452)                          35,004       36,027
Policy loans                                                 90,038       92,563
Short-term investments                                      134,365      153,794
Other invested assets                                        28,816       29,343
Cash and cash equivalents                                    33,567       17,440
                                                         ----------   ----------
Total cash and investments                                3,348,200    3,506,039

Accrued investment income                                    30,654       35,084
Reinsurance recoverables                                    750,217      762,122
Deferred policy acquisition costs                           316,314      269,927
Office properties, equipment and computer software at
   cost less accumulated depreciation (2006 - $41,848;
   2005 - $42,798)                                           20,873       10,509
Income taxes receivable                                       1,866           --
Receivables from affiliates                                   2,969        9,093
Other assets and receivables                                 40,117       40,194
Separate account assets                                   4,772,487    4,273,164
                                                         ----------   ----------
Total assets                                             $9,283,697   $8,906,132
                                                         ==========   ==========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets, continued
December 31, 2006 and 2005
(000s omitted)

                                                 2006         2005
                                              ----------   ----------
   LIABILITIES AND POLICYHOLDERS' SURPLUS
Insurance reserves - life and health          $1,031,141   $  919,686
Policyholder account balances                  2,688,732    2,896,610
Unearned premiums                                 42,555       31,671
Dividends payable to policyholders                12,929       12,755
Income taxes payable                                  --       11,746
Deferred income tax liability                     23,329       16,110
Accrued postretirement benefit liability          29,787       29,535
Accrued pension liability                          6,375       11,336
Notes payable                                        810          866
Payables to affiliates                            50,574       32,562
Accounts payable and other liabilities           142,344      202,805
Separate account liabilities                   4,772,487    4,273,164
                                              ----------   ----------
Total liabilities                              8,801,063    8,438,846
                                              ----------   ----------
Accumulated other comprehensive income, net
   of tax (2006 - $2,746; 2005- $3,250)           23,646       24,580
Retained earnings                                458,988      442,706
                                              ----------   ----------
Total policyholders' surplus                     482,634      467,286
                                              ----------   ----------
Total liabilities, minority interest and
   policyholders' surplus                     $9,283,697   $8,906,132
                                              ==========   ==========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Operations
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                  2006       2005       2004
                                                               ---------   --------   --------
Revenues:
   Life and health premiums                                    $ 233,806   $231,541   $183,618
   Property and casualty premium s                                    --         --         --
   Net investment income                                         174,792    163,619    157,434
   Net realized investment gains                                  11,495     13,237     18,266
   Contract charges                                               67,691     77,478     76,099
   Other income                                                   13,531     12,394     11,588
                                                               ---------   --------   --------
Total revenues                                                   501,315    498,269    447,005
                                                               ---------   --------   --------
Benefits and expenses:
   Life and health insurance claims and benefits                 202,902    199,773    152,181
   Property and casualty insurance loss and
      loss adjustment expenses                                        --         --         --
   Interest credited to policyholder account
   balances                                                       84,901     89,539     93,044
   Policyholder dividends                                         25,466     24,999     25,369
   Operating and other expenses                                  178,777    142,388    125,262
                                                               ---------   --------   --------
Total benefits and expenses                                      492,046    456,699    395,856
                                                               ---------   --------   --------
Income from continuing operations before income
   taxes, equity in income of unconsolidated affiliates
   and minority interest                                           9,269     41,570     51,149
Income tax (benefit) expense                                      (5,069)     6,281     13,973
                                                               ---------   --------   --------
Income from continuing operations before equity in
   income of unconsolidated affiliates and minority interest      14,338     35,289     37,176
Equity in income of unconsolidated affiliates, net
   of tax (2006 - $1,047; 2005 - $1,692; 2004 - $1,722)            1,944      3,142      3,198
                                                               ---------   --------   --------
Net income                                                     $  16,282   $ 38,431   $ 40,374
                                                               =========   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
December 31, 2006, 2005 and 2004
(000s omitted)

                                                                 2006       2005        2004
                                                               --------   --------   --------
Net income                                                     $ 16,282   $ 38,431   $ 40,374
                                                               --------   --------   --------
Other comprehensive income, net of tax:
   Unrealized net gains (losses) on investment securities:
      Unrealized net holding gains (losses) arising
         during period                                          (34,742)   (41,165)    15,726
      Applicable income tax on above                             14,820     14,408     (5,504)
      Reclassification adjustment for losses included in net
         income                                                  30,602     (9,320)   (15,836)
      Applicable income tax on above                            (13,054)     3,262      5,543
                                                               --------   --------   --------
      Net unrealized gains (losses)                              (2,374)   (32,815)       (71)
                                                               --------   --------   --------
   Minimum pension liability                                      2,215     (2,465)        --
   Applicable income tax on above                                  (775)       863         --
                                                               --------   --------   --------
   Minimum pension liability, net of tax                          1,440     (1,602)        --
                                                               --------   --------   --------
Other comprehensive income (loss) subtotal                         (934)   (34,417)       (71)
                                                               --------   --------   --------
Comprehensive income                                           $ 15,348   $  4,014   $ 40,303
                                                               ========   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Policyholders' Surplus
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                                         2006       2005       2004
                                                                       --------   --------   --------
Retained earnings:
   Balance at beginning of year                                        $442,706   $404,275   $363,901
   Net income                                                            16,282     38,431     40,374
                                                                       --------   --------   --------
   Balance at end of period                                             458,988    442,706    404,275
                                                                       --------   --------   --------
Accumulated other comprehensive income:
   Unrealized investment gains:
      Balance at beginning of year                                       26,182     58,997     59,068
      Unrealized gains (losses) on investment securities, net of tax
         (2006 - $1,279; 2005 - $17,670; 2004 - $39)                     (2,374)   (32,815)       (71)
                                                                       --------   --------   --------
      Balance at end of period                                           23,808     26,182     58,997
                                                                       --------   --------   --------
   Minimum pension liability:
      Balance at beginning of year                                       (1,602)        --         --
      Change in minimum pension liability, net of tax
         (2006 - $(775); 2005 - $863)                                     1,440     (1,602)        --
                                                                       --------   --------   --------
      Balance at end of period                                             (162)    (1,602)        --
                                                                       --------   --------   --------
Accumulated other comprehensive income                                   23,646     24,580     58,997
                                                                       --------   --------   --------
Total policyholders' surplus                                           $482,634   $467,286   $463,272
                                                                       ========   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                          2006       2005       2004
                                                        --------   --------   --------
Cash flows from operating activities:
   Net income                                           $ 16,282   $ 38,431   $ 40,374
      Adjustments to reconcile net income to net
      cash provided by operating activities:
      Equity in (income) of unconsolidated affiliates     (1,944)    (3,142)    (3,198)
      Other investment (income) loss                       2,076      3,148     (2,712)
      Amortization of deferred policy acquisition
         costs                                            38,050     44,456     33,396
      Policy acquisition costs deferred                  (86,980)   (50,348)   (53,717)
      Depreciation of office properties, equipment
         and software                                      2,536      2,784      5,880
      Amortization of bond premium and discount            7,095      8,380     10,720
      Net realized investment gains                      (11,495)   (13,237)   (18,266)
      Policyholder assessments on investment-type
         contracts                                       (37,348)   (22,520)   (22,435)
      Interest credited to policyholder account
         balances                                         84,901     89,539     93,044
   Changes in other assets and liabilities:
      Accrued investment income                            4,430       (823)     2,498
      Other assets and receivables                        (4,665)    (8,885)    (7,077)
      Deferred income tax                                  6,935     (3,434)     7,430
      Insurance reserves                                 111,455     97,256     57,602
      Unearned premiums                                   10,480     (1,190)    (1,258)
      Accrued income taxes                               (13,612)       684      8,927
      Accounts payable and other liabilities              16,015     17,429       (983)
                                                        --------   --------   --------
Net cash provided by operating activities                144,211    198,528    150,225
                                                        --------   --------   --------

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows, continued
Years Ended December 31, 2006, 2005 and 2004
(000s omitted)

                                                        2006          2005          2004
                                                    -----------   -----------   -----------
Cash flows from investing activities:
   Purchases of investments:
      Debt securities                               $(1,211,244)  $(1,635,439)  $(1,331,845)
      Equity securities                                (100,131)      (27,121)      (74,966)
      Mortgage loans                                    (82,838)       (8,603)       (3,499)
      Real estate                                        (1,749)          777        (1,410)
      Short-term investments                            (85,396)      (15,291)      (67,827)
      Other invested assets                             (89,910)      (74,472)      (48,125)
   Proceeds on sale or maturity of investments:
      Debt securities                                 1,442,602     1,596,298     1,139,746
      Equity securities                                  87,189        74,731        18,670
      Mortgage loans                                     26,398        34,556        34,250
      Real estate                                            --            --           367
      Short-term investments                             49,998        14,562        70,288
      Other invested assets                              78,501       113,193        35,875
   Purchases of office properties, equipment and
      computer software                                 (12,900)       (1,947)         (416)
   Investment in unconsolidated affiliates                   --            --            --
   Change in policy loans and other, net                  2,525         2,011         2,695
                                                    -----------   -----------   -----------
Net cash used in investing activities                   103,045        73,255      (226,197)
                                                    -----------   -----------   -----------
Cash flows from financing activities:
   Deposits to policyholder account balances            319,210       203,445       418,562
   Withdrawals from policyholder account balances      (550,283)     (467,058)     (391,270)
   Dividends from unconsolidated affiliates                  --            --            --
   Change in bank overdrafts                                 --            --            --
   Changes in notes payable                                 (56)       (5,055)      (10,056)
                                                    -----------   -----------   -----------
Net cash provided by financing activities              (231,129)     (268,668)       17,236
                                                    -----------   -----------   -----------
Change in cash and cash equivalents                      16,127         3,115       (58,736)
Cash and cash equivalents at beginning of year           17,440        14,325        73,061
                                                    -----------   -----------   -----------
Cash and cash equivalents at end of year            $    33,567   $    17,440   $    14,325
                                                    ===========   ===========   ===========
Supplemental disclosure of cash information:
  Cash paid during the year for income taxes,
    net of refunds                                  $     1,608   $     9,031   $    (2,383)
                                                    ===========   ===========   ===========

CUNA MUTUAL LIFE INSURANCE
COMPANY AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Balance Sheet - Unaudited
September 30, 2007
(000s omitted)

                                                            2007
                                                        -----------
                        ASSETS
Debt securities, available for sale at fair value       $ 2,383,254
Equity securities, available for sale at fair value         162,657
Equity in unconsolidated affiliates                          31,380
Mortgage loans                                              348,393
Real estate, at cost less accumulated depreciation
   of $33,998                                                30,057
Policy loans                                                 88,691
Short-term investments                                       99,345
Other invested assets                                       100,624
Cash and cash equivalents                                    18,926
                                                        -----------
Total cash and investments                                3,263,327
Accrued investment income                                    31,094
Reinsurance recoverables                                    702,583
Deferred policy acquisition costs                           333,509
Premiums receivable                                           2,141
Office properties, equipment and computer software at
   cost less accumulated depreciation of $43,838             19,542
Deferred tax asset                                            4,474
Receivables from affiliates                                    (194)
Other assets and receivables                                 22,148
Separate account assets                                   5,009,037
                                                        -----------
Total assets                                            $ 9,387,661
                                                        ===========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Balance Sheet - Unaudited, continued
September 30, 2007
(000s omitted)

                                                  2007
                                              -----------
   LIABILITIES AND POLICYHOLDERS' SURPLUS
Insurance reserves - life and health          $ 1,091,926
Policyholder account balances                   2,530,792
Unearned premiums                                  42,400
Dividends payable to policyholders                 13,098
Reinsurance payable                                 8,277
Accrued postretirement benefit liability           29,732
Income tax payable                                  3,107
Payables to affiliates                             46,629
Accounts payable and other liabilities            154,527
Separate account liabilities                    5,009,016
                                              -----------
Total liabilities                               8,929,504
                                              -----------
Accumulated other comprehensive income, net
   of tax $18,933                                 (16,616)
Retained earnings                                 474,773
                                              -----------
Total policyholders' surplus                      458,157
                                              -----------
Total liabilities, minority interest and
   policyholders' surplus                     $ 9,387,661
                                              ===========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Operations - Unaudited
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                                     2007       2006
                                                                   --------   --------
Revenues:
   Life and health premiums                                        $183,777   $162,656
   Net investment income                                            137,349    126,267
   Net realized investment gains                                     (4,318)    13,951
   Contract charges                                                  59,497     48,146
   Other income                                                       5,411      9,755
                                                                   --------   --------
Total revenues                                                      381,716    360,775
                                                                   --------   --------
Benefits and expenses:
   Life and health insurance claims and benefits                    153,254    139,883
   Interest credited to policyholder account
      balances                                                       63,309     63,701
   Policyholder dividends                                            19,658     19,321
   Operating and other expenses                                     130,576    111,812
                                                                   --------   --------
Total benefits and expenses                                         366,797    334,717
                                                                   --------   --------
Income from continuing operations before income taxes, equity in
   income of unconsolidated affiliates and minority interest         14,919     26,058
Income tax expense                                                      935      1,105
                                                                   --------   --------
Income from continuing operations before equity in income of
   unconsolidated affiliates and minority interest                   13,984     24,953
Equity in income of unconsolidated affiliates, net
   of tax (2007 - $976; 2006 - $616)                                  1,801      1,145
                                                                   --------   --------
Net income                                                         $ 15,785   $ 26,098
                                                                   ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income - Unaudited
September 30, 2007 and 2006
(000s omitted)

                                                               2007       2006
                                                             --------   --------
Net income                                                   $ 15,785   $ 26,098
                                                             --------   --------
   Unrealized net gains (losses) on investment securities:
      Unrealized net holding gains (losses) arising during
         period                                               (53,686)   (45,495)
      Applicable income tax on above                           18,790     15,923
      Reclassification adjustment for gains (losses)
         included in net income                                (8,255)    31,716
      Applicable income tax on above                            2,889    (11,100)
                                                             --------   --------
      Net unrealized gains (losses)                           (40,262)    (8,956)
                                                             --------   --------
Other comprehensive income (loss) subtotal                    (40,262)    (8,956)
                                                             --------   --------
Comprehensive income                                         $(24,477)  $ 17,142
                                                             ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Policyholders' Surplus - Unaudited Nine Months Ended September 30, 2007, and 2006
(000s omitted)

                                                               2007       2006
                                                             --------   --------
Retained earnings:
   Balance at beginning of year                              $458,988   $442,706
   Net income                                                  15,785     26,098
                                                             --------   --------
   Balance at end of period                                   474,773    468,804
                                                             --------   --------
Accumulated other comprehensive income:
   Unrealized investment gains:
      Balance at beginning of year                             23,808     26,182
      Unrealized gains (losses) on investment securities,
         net of tax (2007 - $21,679; 2006 - $4,823)           (40,262)    (8,956)
                                                             --------   --------
      Balance at end of period                                (16,454)    17,226
                                                             --------   --------
   Minimum pension liability:
      Balance at beginning of year                               (162)    (1,602)
      Change in minimum pension liability, net of tax              --         --
                                                             --------   --------
      Balance at end of period                                   (162)    (1,602)
                                                             --------   --------
Accumulated other comprehensive income                        (16,616)    15,624
                                                             --------   --------
Total policyholders' surplus                                 $458,157   $484,428
                                                             ========   ========

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows - Unaudited
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                             2007       2006
                                                           --------   --------
Cash flows from operating activities:
   Net income                                              $ 15,785   $ 26,098
      Adjustments to reconcile net income to net cash
         provided by operating activities:
      Equity in (income) of unconsolidated affiliates        (1,801)    (1,145)
      Amortization of deferred policy acquisition costs      37,484     21,188
      Policy acquisition costs deferred                     (43,882)   (41,672)
      Depreciation of office properties, equipment and
         software                                             4,244      3,788
      Amortization of bond premium and discount                 166      6,353
      Net realized investment gains                           4,318    (13,951)
      Policyholder assessments on investment-type
         contracts                                          (12,051)   (13,640)
      Interest credited to policyholder account balances     83,865     85,055
   Changes in other assets and liabilities:
      Accrued investment income                                (439)     3,695
      Reinsurance recoverables                               47,634      9,519
      Premiums receivable                                        42        (76)
      Other assets and receivables                               (5)     7,590
      Deferred income tax                                    (7,245)       531
      Insurance reserves                                     60,785     54,681
      Unearned premiums                                        (959)    10,418
      Accrued income taxes                                    4,974     (1,998)
      Accounts payable and other liabilities                 12,586    (19,888)
                                                           --------   --------
Net cash provided by operating activities                   205,501    136,546
                                                           --------   --------

CUNA MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows - Unaudited, continued
Nine Months Ended September 30, 2007 and 2006
(000s omitted)

                                                                2007         2006
                                                             ---------   -----------
Cash flows from investing activities:
   Purchases of investments:
      Debt securities                                        $(391,401)  $(1,003,239)
      Equity securities                                        (47,950)     (124,094)
      Mortgage loans                                          (123,925)      (70,171)
      Real estate                                               (1,208)       (1,371)
      Short-term investments                                  (101,407)     (150,119)
      Other invested assets                                    (86,989)      (60,653)
   Proceeds on sale or maturity of investments:
      Debt securities                                          491,190     1,145,137
      Equity securities                                         86,363       113,056
      Mortgage loans                                            17,609        41,322
      Real estate                                                8,100            --
      Short-term investments                                   136,432       178,962
      Other invested assets                                     22,626        61,513
   Purchases of office properties, equipment and computer
      software                                                  (1,129)      (15,094)
   Change in policy loans and other, net                         1,342         2,160
                                                             ---------   -----------
Net cash used in investing activities                            9,653       117,409
                                                             ---------   -----------
Cash flows from financing activities:
   Deposits to policyholder account balances                   233,179       271,855
   Withdrawals from policyholder account balances             (462,933)     (511,132)
   Changes in notes payable                                        (41)        8,459
                                                             ---------   -----------
Net cash provided by financing activities                     (229,795)     (230,818)
                                                             ---------   -----------
Change in cash and cash equivalents                            (14,641)       23,137
Cash and cash equivalents at beginning of year                  33,567        17,440
                                                             ---------   -----------
Cash and cash equivalents at end of year                     $  18,926   $    40,577
                                                             =========   ===========

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
          STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2006

---------------------------------------------------------------------------------------------------------------------------------
                                       CONSERVATIVE         MODERATE          AGGRESSIVE           MONEY
                                        ALLOCATION         ALLOCATION         ALLOCATION           MARKET              BOND
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
 Conservative Allocation Fund
 118,270 shares at net asset value
 of $10.60 per share (cost
 $1,260,820).......................  $      1,253,513   $             --   $             --   $             --   $             --
INVESTMENTS IN ULTRA SERIES FUND:
 Moderate Allocation Fund 742,260
 shares at net asset value of
 $10.86 per share (cost
 $8,089,185).......................                --          8,058,653                 --                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Aggressive Allocation Fund 68,456
 shares at net asset value of
 $11.10 per share (cost
 $761,026).........................                --                 --            760,179                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Money Market Fund 89,052,011
 shares at net asset value of $1.00
 per share (cost $89,052,011)......                --                 --                 --         89,052,011                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Bond Fund 28,713,367 shares at net
 asset value of $10.11 per share
 (cost $299,318,612)...............                --                 --                 --                 --        290,224,696
                                     ----------------   ----------------   ----------------   ----------------   ----------------
     Total assets..................  $      1,253,513   $      8,058,653   $        760,179   $     89,052,011   $    290,224,696
                                     ----------------   ----------------   ----------------   ----------------   ----------------
LIABILITIES:
 Accrued adverse mortality and
 expense charges...................               927              5,285                514             74,227            269,286
 Other accrued expenses............               121                689                 67              4,562             15,387
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total liabilities...............             1,048              5,974                581             78,789            284,673
                                     ----------------   ----------------   ----------------   ----------------   ----------------
                                     $      1,252,465   $      8,052,679   $        759,598   $     88,973,222   $    289,940,023
                                     ================   ================   ================   ================   ================
NET ASSETS:
 Contracts in accumulation period
 (note 5)..........................  $      1,252,465   $      8,052,679   $        759,598   $     88,968,372   $    289,833,907
 Contracts in annuitization period
 (note 2 and note 5)...............                --                 --                 --              4,850            106,116
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total Net Assets................  $      1,252,465   $      8,052,679   $        759,598   $     88,973,222   $    289,940,023
                                     ================   ================   ================   ================   ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
    STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2006 (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                        STRATEGIC                            OPPENHEIMER                            LARGE CAP
                                          INCOME          HIGH INCOME        HIGH INCOME          BALANCED            VALUE
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN MFS VARIABLE
 INSURANCE TRUST:
 Strategic Income Series, 223,833
 shares at net asset value of
 $10.67 per share (cost
 $2,288,811).......................  $      2,388,303   $             --   $             --   $             --   $             --
INVESTMENTS IN ULTRA SERIES FUND:
 High Income Fund 9,910,495 shares
 at net asset value of $10.18 per
 share (cost $100,594,930).........                --        100,893,364                 --                 --
INVESTMENTS IN OPPENHEIMER VARIABLE
 ACCOUNTS TRUST:
 High Income Fund/VA 1,873,259
 shares at net asset value of $8.55
 per share (cost $17,958,253)......                --                 --         16,016,365                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Balanced Fund 24,425,449 shares at
 net asset value of $18.46 per
 share (cost $443,151,138).........                --                 --                 --        450,956,605
INVESTMENTS IN ULTRA SERIES FUND:
 Large Cap Value Fund 15,318,790
 shares at net asset value of
 $35.14 per share (cost
 $437,413,990).....................                --                 --                 --                 --        538,249,851
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total assets....................         2,388,303        100,893,364         16,016,365        450,956,605        538,249,851
                                     ----------------   ----------------   ----------------   ----------------   ----------------
LIABILITIES:
 Accrued adverse mortality and
 expense charges...................             2,406             92,433             16,077            428,271            514,139
 Other accrued expenses............               289              4,296              1,929             27,421             37,098
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total liabilities...............             2,695             96,729             18,006            455,692            551,237
                                     ----------------   ----------------   ----------------   ----------------   ----------------
                                     $      2,385,608   $    100,796,635   $     15,998,359   $    450,500,913   $    537,698,614
                                     ================   ================   ================   ================   ================
NET ASSETS:
 Contracts in accumulation period
 (note 5)..........................  $      2,384,043   $    100,749,770   $     15,978,925   $    449,807,581   $    537,286,024
 Contracts in annuitization period
 (note 2 and
 note 5)...........................             1,565             46,865             19,434            693,332            412,590
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total Net Assets:...............  $      2,385,608   $    100,796,635   $     15,998,359   $    450,500,913   $    537,698,614
                                     ================   ================   ================   ================   ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
    STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2006 (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                        LARGE CAP           MID CAP            MID CAP             GLOBAL         INTERNATIONAL
                                          GROWTH             VALUE              GROWTH           SECURITIES           STOCK
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN ULTRA SERIES FUND:
 Large Cap Growth Fund, 11,665,708
 shares at net asset value of
 $21.47 per share (cost
 $223,599,703).....................  $    250,465,595   $             --   $             --   $             --   $             --
INVESTMENTS IN ULTRA SERIES FUND:
 Mid Cap Value Fund, 11,385,392
 shares at net asset value of
 $17.54 per share (cost
 $173,231,406).....................                --        199,749,082                 --                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Mid Cap Growth Fund, 22,056,489
 shares at net asset value of $5.89
 per share (cost $132,870,125).....                --                 --        129,894,808                 --                 --
INVESTMENTS IN ULTRA SERIES FUND:
 Global Securities Fund, 2,387,493
 shares at net asset value of
 $14.36 per share (cost
 $27,577,849)......................                --                 --                 --         34,291,538                 --
INVESTMENTS IN ULTRA SERIES FUND:
 International Stock Portfolio,
 7,010,183 shares at net asset
 value of $13.78 per share (cost
 $81,178,150)......................                --                 --                 --                 --         96,610,371
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total assets....................       250,465,595        199,749,082        129,894,808         34,291,538         96,610,371
                                     ----------------   ----------------   ----------------   ----------------   ----------------
LIABILITIES:
 Accrued adverse mortality and
 expense charges...................           238,862            191,330            123,620             31,380             88,298
 Other accrued expenses............            16,298             10,183              7,938              1,410              4,615
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total liabilities...............           255,160            201,513            131,558             32,790             92,913
                                     ----------------   ----------------   ----------------   ----------------   ----------------
                                     $    250,210,435   $    199,547,569   $    129,763,250   $     34,258,748   $     96,517,458
                                     ================   ================   ================   ================   ================
NET ASSETS:
 Contracts in accumulation period
 (note 5)..........................  $    250,105,826   $    199,475,733   $    129,707,327   $     34,229,793   $     96,473,024
 Contracts in annuitization period
 (note 2 and
 note 5)...........................           104,609             71,836             55,923             28,955             44,434
                                     ----------------   ----------------   ----------------   ----------------   ----------------
   Total Net Assets:...............  $    250,210,435   $    199,547,569   $    129,763,250   $     34,258,748   $     96,517,458
                                     ================   ================   ================   ================   ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
    STATEMENT OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 2006 (CONTINUED)

-------------------------------------------------------------------------------------------------
                                                               T. ROWE PRICE
                                                               INTERNATIONAL        DEVELOPING
                                                                   STOCK             MARKETS
                                                                 SUBACCOUNT         SUBACCOUNT
-------------------------------------------------------------------------------------------------
ASSETS:
INVESTMENTS IN T. ROWE PRICE INTERNATIONAL SERIES, INC.:
 International Stock Portfolio, 1,437,721 shares at net
 asset value of $17.97 per share (cost $19,268,736).........  $    25,835,839    $             --
INVESTMENTS IN FRANKLIN TEMPLETON VARIABLE PRODUCTS SERIES
 FUND:
 Developing Franklin Markets Securities Fund, 311,637 shares
 at net asset value of $13.79 per share (cost $2,045,730)...               --           4,297,474
                                                              ----------------   ----------------
   Total assets.............................................       25,835,839           4,297,474
                                                              ----------------   ----------------
LIABILITIES:
 Accrued adverse mortality and expense charges..............           25,487               4,165
 Other accrued expenses.....................................            3,058                 500
                                                              ----------------   ----------------
   Total liabilities........................................           28,545               4,665
                                                              ----------------   ----------------
                                                              $    25,807,294    $      4,292,809
                                                              ================   ================
NET ASSETS:
 Contracts in accumulation period (note 5)..................  $    25,784,105    $      4,292,809
 Contracts in annuitization period (note 2 and note 5)......           23,189                  --
                                                              ----------------   ----------------
   Total Net Assets:........................................  $    25,807,294    $      4,292,809
                                                              ================   ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
          STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006

---------------------------------------------------------------------------------------------------------------------------------
                                       CONSERVATIVE         MODERATE          AGGRESSIVE           MONEY
                                        ALLOCATION         ALLOCATION         ALLOCATION           MARKET              BOND
                                      SUBACCOUNT(1)      SUBACCOUNT(1)      SUBACCOUNT(1)        SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
 Dividend income...................  $        15,801    $         91,827   $         9,806    $      3,202,759   $     12,774,209
 Adverse mortality and expense
   charges (note 3)................           (1,280)             (6,907)             (678)           (849,858)        (3,218,996)
 Administrative charges............             (167)               (901)              (88)            (54,526)          (178,237)
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net investment income (loss)......           14,354              84,019             9,040           2,298,375          9,376,976
                                     ----------------   ----------------   ----------------   ----------------   ----------------
REALIZED GAIN (LOSS) ON
 INVESTMENTS:
 Realized gain(loss) on sale of
   fund shares.....................              577                   3                10                  --           (927,793)
 Realized gain distributions.......               --               1,216                --                  --                 --
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net realized gain (loss) on
   investments.....................              577               1,219                10                  --           (927,793)
NET CHANGE IN UNREALIZED
 APPRECIATION OR (DEPRECIATION) ON
 INVESTMENTS:......................           (7,307)            (30,532)             (847)                 --           (803,751)
                                     ----------------   ----------------   ----------------   ----------------   ----------------
NET INCREASE (DECREASE) IN NET
 ASSETS RESULTING FROM
 OPERATIONS........................  $         7,624    $         54,706   $         8,203    $      2,298,375   $      7,645,432
                                     ================   ================   ================   ================   ================

---------------------------------------------------------------------------------------------------------------------------------
                                        STRATEGIC                            OPPENHEIMER                            LARGE CAP
                                          INCOME          HIGH INCOME        HIGH INCOME          BALANCED            VALUE
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
 Dividend income...................  $        160,396   $      6,816,818   $      1,540,096   $     11,548,723   $      9,522,753
 Adverse mortality and expense
   charges (note 3)................           (35,434)        (1,075,084)          (234,920)        (5,534,906)        (6,138,187)
 Administrative charges............            (4,252)           (46,824)           (28,190)          (363,365)          (452,201)
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net investment income (loss)......           120,710          5,694,910          1,276,986          5,650,452          2,932,365
                                     ----------------   ----------------   ----------------   ----------------   ----------------
REALIZED GAIN (LOSS) ON
 INVESTMENTS:
 Realized gains on sale of fund
   shares..........................            17,639            331,648         (1,208,077)        11,418,916         21,233,480
 Realized gain distributions.......            21,448             91,505                 --         49,449,579         32,864,881
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net realized gain (loss) on
   investments.....................            39,087            423,153         (1,208,077)        60,868,495         54,098,361
NET CHANGE IN UNREALIZED
 APPRECIATION OR DEPRECIATION ON
 INVESTMENTS:......................           (23,151)         1,083,025          1,320,103        (29,005,297)        32,990,080
                                     ----------------   ----------------   ----------------   ----------------   ----------------
NET INCREASE (DECREASE) IN NET
 ASSETS RESULTING FROM
 OPERATIONS........................  $        136,646   $      7,201,088   $      1,389,012   $     37,513,650   $     90,020,806
                                     ================   ================   ================   ================   ================

(1) Commenced operations on October 30, 2006.

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
    STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006 (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                        LARGE CAP           MID CAP            MID CAP             GLOBAL         INTERNATIONAL
                                          GROWTH             VALUE              GROWTH           SECURITIES           STOCK
                                        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
 Dividend income...................  $        905,858   $      1,936,534   $             --   $        368,710   $      1,256,442
 Adverse mortality and expense
   charges (note 3)................        (2,965,282)        (2,275,358)        (1,480,396)          (333,451)          (901,915)
 Administrative charges............          (204,512)          (118,753)           (95,280)           (13,603)           (45,470)
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net investment income (loss)......        (2,263,936)          (457,577)        (1,575,676)            21,656            309,057
                                     ----------------   ----------------   ----------------   ----------------   ----------------
REALIZED GAIN (LOSS) ON
 INVESTMENTS:
 Realized gains on sale of fund
   shares..........................         2,733,722          9,302,557          3,879,226          1,017,147          1,653,582
 Realized gain distributions.......                --         24,796,822         28,471,534          1,242,117          8,671,819
                                     ----------------   ----------------   ----------------   ----------------   ----------------
 Net realized gain (loss) on
   investments.....................         2,733,722         34,099,379         32,350,760          2,259,264         10,325,401
NET CHANGE IN UNREALIZED
 APPRECIATION OR DEPRECIATION ON
 INVESTMENTS:......................        15,066,364         (5,868,290)       (18,813,057)         2,050,409          5,152,145
                                     ----------------   ----------------   ----------------   ----------------   ----------------
NET INCREASE (DECREASE) IN NET
 ASSETS RESULTING FROM
 OPERATIONS........................  $     15,536,150   $     27,773,512   $     11,962,027   $      4,331,329   $     15,786,603
                                     ================   ================   ================   ================   ================

-------------------------------------------------------------------------------------------------
                                                               T. ROWE PRICE
                                                               INTERNATIONAL        DEVELOPING
                                                                   STOCK             MARKETS
                                                                 SUBACCOUNT         SUBACCOUNT
-------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
 Dividend income............................................  $        284,662   $         50,397
 Adverse mortality and expense charges (note 3).............          (339,663)           (55,269)
 Administrative charges.....................................           (40,760)            (6,632)
                                                              ----------------   ----------------
 Net investment income (loss)...............................           (95,761)           (11,504)
                                                              ----------------   ----------------
REALIZED GAIN (LOSS) ON INVESTMENTS:
 Realized gains on sale of fund shares......................         1,452,049            590,876
 Realized gain distributions................................            85,399                 --
                                                              ----------------   ----------------
 Net realized gain (loss) on investments....................         1,537,448            590,876
NET CHANGE IN UNREALIZED APPRECIATION OR DEPRECIATION ON
 INVESTMENTS:...............................................         2,831,006            420,768
                                                              ----------------   ----------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
 OPERATIONS.................................................  $      4,272,693   $      1,000,140
                                                              ================   ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                       STATEMENT OF CHANGES IN NET ASSETS

------------------------------------------------------------------------------------------------------------------------
                                                     CONSERVATIVE ALLOCATION SUBACCOUNT   MODERATE ALLOCATION SUBACCOUNT
                                                                 YEAR ENDED                         YEAR ENDED
                                                            DECEMBER 31, 2006(1)               DECEMBER 31, 2006(1)
------------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)......................           $         14,354                   $         84,019
 Net realized gain (loss) on investments...........                        577                              1,219
 Net change in unrealized appreciation or
   (depreciation) on investments...................                     (7,307)                           (30,532)
                                                              ----------------                   ----------------
   Net increase (decrease) in net assets from
     operations....................................                      7,624                             54,706
                                                              ----------------                   ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract owners............                    837,953                          6,762,635
 Transfers between subaccounts (including fixed
   accounts), net..................................                    408,546                          1,270,398
 Transfers for contract benefits and
   terminations....................................                     (1,250)                           (33,688)
 Contract charges and fees.........................                       (408)                            (1,372)
 Adjustments to annuity reserves...................                         --                                 --
                                                              ----------------                   ----------------
   Net increase (decrease) in net assets from
     contract transactions.........................                  1,244,841                          7,997,973
                                                              ----------------                   ----------------
 Total increase (decrease) in net assets...........                  1,252,465                          8,052,679
NET ASSETS:
 Beginning of period...............................                         --                                 --
                                                              ----------------                   ----------------
 Ending of period..................................           $      1,252,465                   $      8,052,679
                                                              ================                   ================

-----------------------------------------------------------------------------------------------------------------------
                                               AGGRESSIVE ALLOCATION SUBACCOUNT          MONEY MARKET SUBACCOUNT
                                                          YEAR ENDED                 YEAR ENDED          YEAR ENDED
                                                     DECEMBER 31, 2006(1)         DECEMBER 31, 2006   DECEMBER 31, 2005
-----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)................          $          9,040           $      2,298,375    $      1,015,420
 Net realized gain (loss) on investments.....                        10                         --                  --
 Net change in unrealized appreciation or
   (depreciation) on investments.............                      (847)                        --                  --
                                                       ----------------           ----------------    ----------------
   Net increase (decrease) in net assets from
     operations..............................                     8,203                  2,298,375           1,015,420
                                                       ----------------           ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract owners......                   419,618                 13,153,890          33,779,662
 Transfers between subaccounts (including
   fixed accounts), net......................                   332,377                 41,624,245          (1,168,253)
 Transfers for contract benefits and
   terminations..............................                      (600)               (39,040,113)        (25,052,734)
 Contract charges and fees...................                        --                   (428,398)           (130,719)
 Adjustments to annuity reserves.............                        --                         68              (2,019)
                                                       ----------------           ----------------    ----------------
   Net increase (decrease) in net assets from
     contract transactions...................                   751,395                 15,309,692           7,425,937
                                                       ----------------           ----------------    ----------------
 Total increase (decrease) in net assets.....                   759,598                 17,608,067           8,441,357
NET ASSETS:
 Beginning of period.........................                        --                 71,365,155          62,923,798
                                                       ----------------           ----------------    ----------------
 Ending of period............................          $        759,598           $     88,973,222    $     71,365,155
                                                       ================           ================    ================

(1) Commenced operations on October 30, 2006.

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

----------------------------------------------------------------------------------------------------------------------
                                                    BOND SUBACCOUNT                   STRATEGIC INCOME SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $      9,376,976    $      7,639,250    $        120,710    $        208,418
 Net realized gain (loss) on
   investments.........................          (927,793)            (48,459)             39,087              73,936
 Net change in unrealized appreciation
   or (depreciation) on investments....          (803,751)         (4,416,558)            (23,151)           (270,713)
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from operations............  $      7,645,432           3,174,233             136,646              11,641
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................        33,064,845          27,491,304                  --                  --
 Transfers between subaccounts
   (including fixed accounts), net.....        28,859,270          22,225,434            (162,943)            (64,458)
 Transfers for contract benefits and
   terminations........................       (44,831,350)        (39,461,944)           (787,488)         (1,050,988)
 Contract charges and fees.............          (437,650)           (494,850)             (2,174)             (2,970)
 Adjustments to annuity reserves.......            (4,050)             (2,799)                 64                  60
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................        16,651,065           9,757,145            (952,541)         (1,118,356)
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................        24,296,497          12,931,378            (815,895)         (1,106,715)
NET ASSETS:
 Beginning of period...................       265,643,526         252,712,148           3,201,503           4,308,218
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $    289,940,023    $    265,643,526    $      2,385,608    $      3,201,503
                                         ================    ================    ================    ================

----------------------------------------------------------------------------------------------------------------------
                                                HIGH INCOME SUBACCOUNT            OPPENHEIMER HIGH INCOME SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $      5,694,910    $      4,197,238    $      1,276,986    $      1,321,653
 Net realized gain (loss) on
   investments.........................           423,153             356,417          (1,208,077)         (1,042,776)
 Net change in unrealized appreciation
   or (depreciation) on investments....         1,083,025          (3,427,864)          1,320,103            (106,959)
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from operations............         7,201,088           1,125,791           1,389,012             171,918
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................        10,019,719          10,463,046                  --                  --
 Transfers between subaccounts
   (including fixed accounts), net.....        11,343,196           9,968,398          (1,334,039)         (1,407,696)
 Transfers for contract benefits and
   terminations........................       (11,516,001)         (8,456,764)         (5,584,623)         (4,699,400)
 Contract charges and fees.............          (148,397)           (127,904)            (11,900)            (25,920)
 Adjustments to annuity reserves.......               838              (1,665)                458                 443
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................         9,699,355          11,845,111          (6,930,104)         (6,132,573)
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................        16,900,443          12,970,902          (5,541,092)         (5,960,655)
NET ASSETS:
 Beginning of period...................        83,896,192          70,925,290          21,539,451          27,500,106
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $    100,796,635    $     83,896,192    $     15,998,359    $     21,539,451
                                         ================    ================    ================    ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

----------------------------------------------------------------------------------------------------------------------
                                                  BALANCED SUBACCOUNT                 LARGE CAP VALUE SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $      5,650,452    $      4,684,874    $      2,932,365    $      2,082,181
 Net realized gain (loss) on
   investments.........................        60,868,495           6,099,493          54,098,361          11,014,870
 Net change in unrealized appreciation
   or (depreciation) on investments....       (29,005,297)          1,763,157          32,990,080           7,654,659
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from operations............        37,513,650          12,547,524          90,020,806          20,751,710
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................        21,545,488          30,455,241          32,893,982          35,559,264
 Transfers between subaccounts
   (including fixed accounts), net.....       (11,792,871)         13,577,281             998,069          11,532,707
 Transfers for contract benefits and
   terminations........................       (86,182,573)        (77,976,735)        (83,642,703)        (75,995,731)
 Contract charges and fees.............          (753,532)           (765,328)           (705,323)           (754,810)
 Adjustments to annuity reserves.......             6,500              (4,269)             13,259                 432
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................       (77,176,988)        (34,713,810)        (50,442,716)        (29,658,138)
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................       (39,663,338)        (22,166,286)         39,578,090          (8,906,428)
NET ASSETS:
 Beginning of period...................       490,164,251         512,330,537         498,120,524         507,026,952
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $    450,500,913    $    490,164,251    $    537,698,614    $    498,120,524
                                         ================    ================    ================    ================

----------------------------------------------------------------------------------------------------------------------
                                              LARGE CAP GROWTH SUBACCOUNT              MID CAP VALUE SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $     (2,263,936)   $     (1,066,293)   $       (457,577)   $       (980,843)
 Net realized gain (loss) on
   investments.........................         2,733,722           1,449,973          34,099,379          12,553,558
 Net change in unrealized appreciation
   or (depreciation) on investments....        15,066,364           2,458,083          (5,868,290)          3,079,884
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from operations............        15,536,150           2,841,763          27,773,512          14,652,599
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................        20,403,354          13,316,372          15,902,735          13,486,148
 Transfers between subaccounts
   (including fixed accounts), net.....        (3,646,682)         (1,156,095)          1,519,372          12,815,371
 Transfers for contract benefits and
   terminations........................       (37,759,630)        (36,697,496)        (22,743,153)        (16,248,839)
 Contract charges and fees.............          (346,378)           (411,728)           (265,773)           (251,173)
 Adjustments to annuity reserves.......             2,258                (389)              1,252                (242)
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................       (21,347,078)        (24,949,336)         (5,585,567)          9,801,265
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................        (5,810,928)        (22,107,573)         22,187,945          24,453,864
NET ASSETS:
 Beginning of period...................       256,021,363         278,128,936         177,359,624         152,905,760
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $    250,210,435    $    256,021,363    $    199,547,569    $    177,359,624
                                         ================    ================    ================    ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

----------------------------------------------------------------------------------------------------------------------
                                               MID CAP GROWTH SUBACCOUNT             GLOBAL SECURITIES SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED          YEAR ENDED          YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005   DECEMBER 31, 2006   DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------
OPERATIONS:
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $     (1,575,676)   $     (1,393,634)   $         21,656    $        (64,764)
 Net realized gain (loss) on
   investments.........................        32,350,760          13,480,831           2,259,264             871,252
 Net change in unrealized appreciation
   or (depreciation) on investments....       (18,813,057)         (3,840,346)          2,050,409           1,648,741
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from operations............        11,962,027           8,246,851           4,331,329           2,455,229
                                         ----------------    ----------------    ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................        12,203,088          10,795,536           4,724,418           2,885,870
 Transfers between subaccounts
   (including fixed accounts), net.....         3,149,447           5,562,468           5,059,219           3,845,292
 Transfers for contract benefits and
   terminations........................       (17,187,000)        (13,146,350)         (2,806,355)         (1,232,794)
 Contract charges and fees.............          (179,817)           (176,066)            (46,246)            (28,480)
 Adjustments to annuity reserves.......             1,091              (1,895)                657                 768
                                         ----------------    ----------------    ----------------    ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................        (2,013,191)          3,033,693           6,931,693           5,470,656
                                         ----------------    ----------------    ----------------    ----------------
 Total increase (decrease) in net
   assets..............................         9,948,836          11,280,544          11,263,022           7,925,885
NET ASSETS:
 Beginning of period...................       119,814,414         108,533,870          22,995,726          15,069,841
                                         ----------------    ----------------    ----------------    ----------------
 Ending of period......................  $    129,763,250    $    119,814,414    $     34,258,748    $     22,995,726
                                         ================    ================    ================    ================

------------------------------------------------------------------------------------------------------------------------------
                                            INTERNATIONAL STOCK SUBACCOUNT       T. ROWE PRICE INTERNATIONAL STOCK SUBACCOUNT
                                            YEAR ENDED          YEAR ENDED            YEAR ENDED              YEAR ENDED
                                         DECEMBER 31, 2006   DECEMBER 31, 2005     DECEMBER 31, 2006       DECEMBER 31, 2005
------------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)..........  $        309,057    $        120,001       $        (95,761)       $         20,162
 Net realized gain (loss) on
   investments.........................        10,325,401           4,130,351              1,537,448                 389,921
 Net change in unrealized appreciation
   or (depreciation) on investments....         5,152,145           2,548,439              2,831,006               3,430,589
                                         ----------------    ----------------       ----------------        ----------------
   Net increase (decrease) in net
     assets from operations............        15,786,603           6,798,791              4,272,693               3,840,672
                                         ----------------    ----------------       ----------------        ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract
   owners..............................        11,399,690           8,134,570                     --                       4
 Transfers between subaccounts
   (including fixed accounts), net.....        19,767,910          12,466,008             (1,732,807)             (1,270,586)
 Transfers for contract benefits and
   terminations........................        (7,443,763)         (4,062,369)            (5,802,170)             (6,228,007)
 Contract charges and fees.............          (102,643)            (70,018)               (26,465)                (36,880)
 Adjustments to annuity reserves.......               873                 322                    434                    (413)
                                         ----------------    ----------------       ----------------        ----------------
   Net increase (decrease) in net
     assets from contract
     transactions......................        23,622,067          16,468,513             (7,561,008)             (7,535,882)
                                         ----------------    ----------------       ----------------        ----------------
 Total increase (decrease) in net
   assets..............................        39,408,670          23,267,304             (3,288,315)             (3,695,210)
NET ASSETS:
 Beginning of period...................        57,108,788          33,841,484             29,095,609              32,790,819
                                         ----------------    ----------------       ----------------        ----------------
 Ending of period......................  $     96,517,458    $     57,108,788       $     25,807,294        $     29,095,609
                                         ================    ================       ================        ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                 STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)

---------------------------------------------------------------------------------------------------
                                                                  DEVELOPING MARKETS SUBACCOUNT
                                                                 YEAR ENDED          YEAR ENDED
                                                              DECEMBER 31, 2006   DECEMBER 31, 2005
---------------------------------------------------------------------------------------------------
OPERATIONS:
INCREASE IN NET ASSETS FROM OPERATIONS:
 Net investment income (loss)...............................  $        (11,504)   $         (3,559)
 Net realized gain (loss) on investments....................           590,876             269,438
 Net change in unrealized appreciation or (depreciation) on
   investments..............................................           420,768             722,636
                                                              ----------------    ----------------
     Net increase (decrease) in net assets from
       operations...........................................         1,000,140             988,515
                                                              ----------------    ----------------
CONTRACT TRANSACTIONS:
 Payments received from contract owners.....................                --                  --
 Transfers between subaccounts (including fixed accounts),
   net......................................................          (373,149)           (128,607)
 Transfers for contract benefits and terminations...........          (862,800)           (686,570)
 Contract charges and fees..................................            (4,109)             (4,502)
 Adjustments to annuity reserves............................                --                  --
                                                              ----------------    ----------------
   Net increase (decrease) in net assets from contract
     transactions...........................................        (1,240,058)           (819,679)
                                                              ----------------    ----------------
 Total increase (decrease) in net assets....................          (239,918)            168,836
NET ASSETS:
 Beginning of period........................................         4,532,727           4,363,891
                                                              ----------------    ----------------
 Ending of period...........................................  $      4,292,809    $      4,532,727
                                                              ================    ================

                See accompanying Notes to Financial Statements.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION

     The CUNA Mutual Life Variable Annuity Account (the Variable Account) is a unit investment trust registered under the Investment Company Act of 1940 with the Securities and Exchange Commission (SEC). The Variable Account was established as a separate investment account within CUNA Mutual Life Insurance Company (the Company) to receive and invest net premiums paid under variable annuity contracts (Contracts).

     Although the assets in the Variable Account are the property of the Company, the assets in the Variable Account attributable to the Contracts are not chargeable with liabilities arising out of any other business which the Company may conduct. The net assets of the Variable Account are available to cover the general liabilities of the Company only to the extent that the Variable Account's assets exceed its liabilities arising under the Contracts. The Company has the right to transfer to the general account any assets of the Variable Account which are in excess of reserves and other contract liabilities. All obligations arising under the Contracts are general corporate obligations of the Company.

     The Variable Account currently sells four variable annuity products:
     MEMBERS Variable Annuity, MEMBERS Variable Annuity II, MEMBERS Choice Variable Annuity and MEMBERS Variable Annuity III.

     The accompanying financial statements include only the Contract owner deposits applicable to the variable portions of the Contracts and exclude deposits for fixed dollar benefits, which are included in the general account of the Company.

     Investments

     The Variable Account currently is divided into seventeen subaccounts but may, in the future, include additional subaccounts. Each subaccount invests exclusively in shares of a single underlying fund. (The term fund is used to mean an investment portfolio, i.e., Ultra Series Fund (Class Z shares),
     T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds, Franklin Templeton Variable Insurance Products Trust, or any other open-end management investment company or unit investment trust in which a subaccount invests.) The income, gains and losses, realized or unrealized, from the assets allocated to each subaccount are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount.

     The Variable Account invests in shares of certain funds within the Ultra Series Fund, T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds, and Franklin Templeton Variable Insurance Products Trust. Each is a management investment company of the series type with one or more funds. Each is registered with the SEC as an open-end, management investment company. Such registration does not involve supervision of the management or investment practices or policies of the companies or their funds by the SEC.

     Ultra Series Fund currently has thirteen funds available as investment options under the Contracts. T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds and Franklin Templeton Variable Insurance Products Trust each have one fund available as an investment option under the Contracts. The T. Rowe Price International Series, Inc., MFS(R) Variable Insurance Trust(SM), Oppenheimer Variable Account Funds and Franklin Templeton Variable Insurance Products Trust also have other funds that are not available under the Contracts. These fund companies may, in the future, create additional funds or classes that may or may not be available as investment options under the Contracts.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     MEMBERS Capital Advisors, Inc. serves as the investment adviser to the Ultra Series Fund and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Ultra Series Fund. The Company owns one half of MEMBERS Capital Advisors' outstanding stock and one half is owned indirectly by CUNA Mutual Insurance Society (CMIS). CMIS is joined in an agreement of permanent affiliation with the company, and the companies have a common management team and board of directors.

     T. Rowe Price International, Inc. serves as the investment adviser to the International Stock Portfolio and manages its assets in accordance with general policies and guidelines established by the board of directors of T. Rowe Price International Series, Inc.

     Massachusetts Financial Services Company (MFS) serves as the investment adviser to the MFS Strategic Income Series and manages their assets in accordance with general policies and guidelines established by the board of trustees of MFS(R) Variable Insurance Trust(SM).

     Oppenheimer Funds, Inc. serves as the investment adviser to the Oppenheimer High Income Fund/ VA and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Oppenheimer Variable Account Funds.

     Templeton Asset Management Ltd. serves as the investment adviser to the Franklin Templeton Developing Markets Securities Fund and manages its assets and makes its investments decisions.

(2) SIGNIFICANT ACCOUNTING POLICIES

     Investment Valuation

     The assets of each fund are held separate from the assets of the other funds, and each fund is offered at a price equal to its respective net asset value per share. Investments in shares of the funds are stated at market value which is the net asset value per share as determined by the funds. Transactions are recorded on a trade date basis. Realized gains and losses from security transactions are reported on an average cost basis. Income from dividends and gains from realized gain distributions from each fund are recorded on the ex-dividend date and are reinvested in that fund.

     Federal Income Taxes

     The operations of the Variable Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code. The Company does not expect to incur federal income taxes on recorded earnings or the realized capital gains attributed to the Variable Account to the extent the earnings are credited under the contracts. Accordingly, no charge for income tax is currently recorded to the Variable Account. If such taxes are incurred by the Company in the future, a charge to the Variable Account may be assessed.

     Annuity Reserves

     Annuity reserves are computed for contracts in the payout stage according to the 1983a Individual Annuitant Mortality Table. The assumed investment return is 3.5%. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the variable annuity account by the Company to cover greater longevity of annuitants than expected. Conversely, if reserves exceed amounts required, transfers may be made to the Company.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

(3) FEES AND CHARGES

     Contract Charges

     SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE). At the time purchase payments are paid, no charge is deducted for sales expenses. However, a surrender charge is deducted upon surrender or partial withdrawal of purchase payments within 7 years of their being paid and, in certain circumstances, upon payment of a death benefit or the election of certain annuity payment options.

     For purchase payments withdrawn or surrendered within one year of having been paid, the charge is 7% of the amount of the payment withdrawn or surrendered. The surrender charge decreases by 1% for each full year that has elapsed since the purchase payment was made. No surrender charge is assessed upon the withdrawal or surrender of the contract value in excess of aggregate purchase payments or on purchase payments made more than 7 years prior to the withdrawal or surrender.

     Subject to certain restrictions for the first partial withdrawal (or surrender) in each contract year, an amount equal to 10% of aggregate purchase payments subject to a surrender charge (as of the time of withdrawal or surrender) may be surrendered without a surrender charge. The surrender charge also may be waived in certain circumstances as provided in the Contracts.

     ANNUAL CONTRACT FEE. On each contract anniversary (or upon surrender of the Contract) prior to the annuity date, the Company deducts an annual contract fee of $30 from the variable contract value. After the annuity date, the Company deducts this fee from variable annuity payments. A pro-rated portion of the fee is deducted upon annuitization of a Contract except on a contract anniversary. The Company currently waives this fee for contracts with $25,000 or more of contract value.

     DEATH BENEFIT RIDER CHARGES. Optional death benefit riders are available on MEMBERS Variable Annuity II and MEMBERS Choice Variable Annuity contracts. The Maximum Anniversary Value Death Benefit and 5% Annual Guarantee Death Benefit Riders are available for issue ages 0 to 75. The minimum Death Benefit Guarantee Rider is available for issue ages 76 to 85.

     On each contract anniversary (or upon surrender of the Contract) prior to the annuity date, the Company deducts rider fees from the contract value. The annual charge for each of these riders ranges from 0.15% to 0.20% of average assets during the prior contract year.

     Optional death benefit riders are also available on MEMBERS Variable Annuity III contracts. The Maximum Anniversary Value Death Benefit, 3% Annual Guarantee Death Benefit and Earnings Enhanced Death Benefit Riders are available for issue ages 0 to 75. On each contract anniversary (or upon surrender of the Contract) prior to the annuity date, the Company deducts rider fees from the contract value. The annual charge for each of these riders ranges from 0.15% to 0.35% of average assets during the prior contract year.

     LIVING BENEFIT RIDERS. Generally, for Guaranteed Minimum Withdrawal Benefit riders issued on and after October 30, 2006, the annual charge is 0.60% of the average monthly Contract Value for the prior contract year. The annual charge for Guaranteed Minimum Withdrawal riders issued prior to that date is 0.50% of the average monthly contract value. The annual charge for the Guaranteed

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     Minimum Accumulation Benefit riders is 0.50% of the average monthly contract value for the prior contract year, subject to state availability.

     TRANSFER FEE. No charge is made for transfers. However, the Company reserves the right to charge $10 for the 13th and each subsequent transfer during a Contract year.

     PREMIUM TAXES. If state or other premium taxes are applicable to a Contract, they will be deducted either: (a) from purchase payments as they are received, (b) from contract value upon surrender or partial withdrawal,
     (c) upon application of adjusted contract value to an annuity payment option, or (d) upon payment of a death benefit. The Company, however, reserves the right to deduct premium taxes at the time it pays such taxes.

     Variable Account Charges

     MORTALITY AND EXPENSE RISK CHARGE. The Company deducts a daily mortality and expense risk charge to compensate it for assuming certain mortality and expense risks. The charge is deducted from the assets of the Variable Account at an annual rate of 1.15% to 1.25%.

     ADMINISTRATIVE CHARGE. The Company deducts a daily administrative charge to compensate it for certain expenses it incurs in administration of MEMBERS Variable Annuity and MEMBERS Variable Annuity III contracts. The charge is deducted from the assets of the Variable Account at an annual rate of 0.15%.

(4) PURCHASE AND SALES OF INVESTMENTS

     The cost of purchases and proceeds from sales of investments for the year ended December 31, 2006 were as follows:

----------------------------------------------------------------------------------------
                                                               PURCHASES       SALES
----------------------------------------------------------------------------------------
Conservative Allocation(1)..................................  $1,310,334    $     50,091
Moderate Allocation(1)......................................   8,089,661             479
Aggressive Allocation(1)....................................     761,801             786
Money Market Fund...........................................  83,764,870      66,155,329
Bond Fund...................................................  72,978,374      46,933,744
Strategic Income Fund.......................................     197,530       1,008,925
High Income Fund............................................  27,747,919      12,248,115
Oppenheimer High Income Fund................................   1,527,001       7,187,040
Balanced Fund...............................................  85,241,122     107,383,850
Large Cap Value Fund........................................  84,920,332      99,550,568
Large Cap Growth Fund.......................................  24,160,387      47,792,972
Mid Cap Value Fund..........................................  55,294,736      36,521,839
Mid Cap Growth Fund.........................................  48,416,265      23,527,687
Global Securities Fund......................................  13,176,694       4,970,602
International Stock Fund....................................  39,918,702       7,278,637
T. Rowe International Stock Fund............................     325,839       7,902,189
Developing Markets Fund.....................................      58,447       1,310,512

(1) Commenced operations on October 30, 2006.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(5) CHANGES IN UNITS OUTSTANDING

     The changes in units outstanding for the years ended December 31, 2006 and 2005 were as follows:

                                                         CONSERVATIVE      MODERATE       AGGRESSIVE       MONEY
                                                          ALLOCATION      ALLOCATION      ALLOCATION       MARKET        BOND
                                                         SUBACCOUNT(1)   SUBACCOUNT(1)   SUBACCOUNT(1)   SUBACCOUNT   SUBACCOUNT
                                                         -------------   -------------   -------------   ----------   -----------
Units outstanding at December 31, 2004.................                                                  5,544,592     18,801,122
Units issued...........................................                                                  9,323,446     19,178,542
Units redeemed.........................................                                                  (8,449,017)  (17,550,166)
                                                                                                         ----------   -----------
Units outstanding at December 31, 2005.................                                                  6,419,021     20,429,498
Units issued...........................................       123,256         786,195          73,167    11,250,427    23,865,279
Units redeemed.........................................          (163)         (3,410)            (58)   (9,817,153)  (21,488,879)
                                                          -----------     -----------     -----------    ----------   -----------
Units outstanding at December 31, 2006.................       123,093         782,785          73,109    7,852,295     22,805,898
                                                          ===========     ===========     ===========    ==========   ===========

                                                     STRATEGIC       HIGH      OPPENHEIMER                  LARGE CAP
                                                       INCOME       INCOME     HIGH INCOME    BALANCED        VALUE
                                                     SUBACCOUNT   SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                                     ----------   ----------   -----------   -----------   -----------
Units outstanding at December 31, 2004.............   282,277     5,525,981     2,038,760    35,951,162     33,059,547
Units issued.......................................         4     7,015,279            33    20,112,400     23,805,899
Units redeemed.....................................   (73,508)    (5,886,265)    (456,135)   (20,919,912)  (23,177,843)
                                                      -------     ----------    ---------    -----------   -----------
Units outstanding at December 31, 2005.............   208,773     6,654,995     1,582,658    35,143,650     33,687,603
Units issued.......................................         4     8,153,182            32    18,104,069     24,639,262
Units redeemed.....................................   (60,894)    (7,210,560)    (493,374)   (22,179,594)  (25,847,363)
                                                      -------     ----------    ---------    -----------   -----------
Units outstanding at December 31, 2006.............   147,883     7,597,617     1,089,316    31,068,125     32,479,502
                                                      =======     ==========    =========    ===========   ===========

                                                        LARGE CAP     MID CAP       MID CAP       GLOBAL     INTERNATIONAL
                                                         GROWTH        VALUE        GROWTH      SECURITIES       STOCK
                                                       SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                                       -----------   ----------   -----------   ----------   -------------
Units outstanding at December 31, 2004...............  21,186,415    10,106,300   11,973,742    1,264,667      2,791,125
Units issued.........................................  15,462,382    8,620,582    10,258,662    2,397,485      4,514,383
Units redeemed.......................................  (16,174,788)  (7,526,435)  (9,632,067)   (1,932,775)   (3,164,943)
                                                       -----------   ----------   -----------   ----------    ----------
Units outstanding at December 31, 2005...............  20,474,009    11,200,447   12,600,337    1,729,377      4,140,565
Units issued.........................................  17,026,565    9,592,690    10,859,754    2,858,968      5,594,436
Units redeemed.......................................  (17,552,924)  (9,476,154)  (10,831,528)  (2,334,066)   (3,962,643)
                                                       -----------   ----------   -----------   ----------    ----------
Units outstanding at December 31, 2006...............  19,947,650    11,316,983   12,628,563    2,254,279      5,772,358
                                                       ===========   ==========   ===========   ==========    ==========

                                                              T. ROWE PRICE
                                                              INTERNATIONAL    DEVELOPING
                                                                  STOCK         MARKETS
                                                                SUBACCOUNT     SUBACCOUNT
                                                              --------------   ----------
Units outstanding at December 31, 2004......................    2,393,181        502,585
Units issued................................................           35             --
Units redeemed..............................................     (537,649)       (87,225)
                                                                ---------       --------
Units outstanding at December 31, 2005......................    1,855,567        415,360
Units issued................................................           26             --
Units redeemed..............................................     (454,516)      (104,013)
                                                                ---------       --------
Units outstanding at December 31, 2006......................    1,401,077        311,347
                                                                =========       ========

(1) Commenced operations on October 30, 2006.

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(6) FINANCIAL HIGHLIGHTS

     The table below provides per unit information of each subaccount.

-------------------------------------------------------------------------------------------------------------------------
                                   AT DECEMBER 31,                           FOR THE YEAR ENDED DECEMBER 31,
                       ---------------------------------------   --------------------------------------------------------
                       UNITS     UNIT FAIR VALUE    NET ASSETS   INVESTMENT(1)   EXPENSE RATIO(2)      TOTAL RETURN(3)
                       (000S)   LOWEST TO HIGHEST     (000S)     INCOME RATIO    LOWEST TO HIGHEST    LOWEST TO HIGHEST
-------------------------------------------------------------------------------------------------------------------------
CONSERVATIVE ALLOCATION SUBACCOUNT:
2006.................    123         $10.17            $1,252         1.56%            1.30%               1.70%***
MODERATE ALLOCATION SUBACCOUNT:
2006.................    783         $10.29            $8,053         2.41%            1.30%               2.90%***
AGGRESSIVE ALLOCATION SUBACCOUNT:
2006.................     73         $10.39              $760         1.78%            1.30%               3.9%***
MONEY MARKET SUBACCOUNT:
2006.................  7,852    $10.80 to $13.40      $88,973         4.33%       1.15% to 1.40%        3.35% to 3.08%
2005.................  6,419    $10.45 to $13.00      $71,365         2.74%       1.15% to 1.40%        1.65% to 1.33%
2004.................  5,545     10.28 to 12.83        62,924         0.91%       1.15% to 1.40%      (0.29%) to (0.47%)
2003.................  6,828     10.31 to 12.89        78,796         0.76%       1.15% to 1.40%      (0.39%) to (0.62%)
2002.................  9,769     10.35 to 12.97       115,338         1.48%       1.15% to 1.40%        0.29% to 0.08%
BOND SUBACCOUNT:
2006.................  22,806   $12.85 to $16.63     $289,940         4.62%       1.15% to 1.40%        2.80% to 2.59%
2005.................  20,429   $12.50 to $16.21     $265,644         4.14%       1.15% to 1.40%        1.38% to 1.12%
2004.................  18,801    12.33 to 16.03       252,712         4.09%       1.15% to 1.40%        2.15% to 1.91%
2003.................  19,418    12.07 to 15.73       262,584         4.39%       1.15% to 1.40%        1.86% to 1.61%
2002.................  18,843    11.85 to 15.48       258,868         5.26%       1.15% to 1.40%        7.34% to 7.05%
STRATEGIC INCOME SUBACCOUNT:*
2006.................    148         $16.13            $2,386         5.69%            1.40%                5.22%
2005.................    209         $15.33            $3,202         7.09%            1.40%                0.46%
2004.................    282          15.26             4,308         5.53%            1.40%                6.19%
2003.................    394          14.37             5,657         5.30%            1.40%                8.86%
2002.................    482          13.20             6,365         3.80%            1.40%                6.88%
HIGH INCOME SUBACCOUNT:
2006.................  7,598    $14.43 to $12.68     $100,797         7.29%       1.15% to 1.40%        7.93% to 7.73%
2005.................  6,655    $13.37 to $11.77      $83,896         6.56%       1.15% to 1.40%        1.36% to 1.12%
2004.................  5,526     13.19 to 11.64        70,925         7.10%       1.15% to 1.40%        7.67% to 7.38%
2003.................  4,030     12.25 to 10.84        48,159         6.98%       1.15% to 1.40%      17.11% to 8.40%**
2002.................  1,434          10.46            14,998         8.45%            1.15%                1.95%
OPPENHEIMER HIGH INCOME SUBACCOUNT:*
2006.................  1,089         $14.69           $15,998         8.27%            1.40%                7.94%
2005.................  1,583         $13.61           $21,539         6.90%            1.40%                0.89%
2004.................  2,039          13.49            27,500         6.62%            1.40%                7.49%
2003.................  2,587          12.55            32,476         7.82%            1.40%                22.20%
2002.................  3,245          10.27            33,317        10.94%            1.40%               (3.75%)
BALANCED SUBACCOUNT:
2006.................  31,068   $11.55 to $22.26     $450,501         2.49%       1.15% to 1.40%        8.76% to 8.48%
2005.................  35,144   $10.62 to $20.52     $490,164         2.22%       1.15% to 1.40%        2.71% to 2.45%
2004.................  35,951    10.34 to 20.03       512,331         2.35%       1.15% to 1.40%        7.04% to 6.83%
2003.................  33,802     9.66 to 18.75       475,628         2.67%       1.15% to 1.40%       15.55% to 15.24%
2002.................  31,341     8.36 to 16.27       409,569         2.99%       1.15% to 1.40%     (12.18%) to (12.39%)
LARGE CAP VALUE SUBACCOUNT:
2006.................  32,480   $11.49 to $31.10     $537,699         1.85%       1.15% to 1.40%       19.19% to 18.88%
2005.................  33,688    $9.64 to $26.16     $498,121         1.71%       1.15% to 1.40%        4.33% to 4.14%
2004.................  33,060     9.24 to 25.12       507,027         1.59%       1.15% to 1.40%       11.19% to 10.86%
2003.................  29,950     8.31 to 22.66       458,665         1.65%       1.15% to 1.40%       24.40% to 24.16%
2002.................  27,219     6.68 to 18.25       379,088         1.29%       1.15% to 1.40%     (22.42%) to (22.64%)
LARGE CAP GROWTH SUBACCOUNT:
2006.................  19,948    $8.51 to $27.06     $250,210         0.36%       1.15% to 1.40%        6.64% to 6.41%
2005.................  20,474    $7.98 to $25.43     $256,021         0.89%       1.15% to 1.40%        1.27% to 0.99%
2004.................  21,186     7.88 to 25.18       278,129         0.73%       1.15% to 1.40%        7.65% to 7.42%
2003.................  18,905     7.32 to 23.44       256,091         0.49%       1.15% to 1.40%       27.75% to 27.39%
2002.................  16,585     5.73 to 18.40       203,225         0.22%       1.15% to 1.40%     (32.19%) to (32.38%)

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

-------------------------------------------------------------------------------------------------------------------------
                                   AT DECEMBER 31,                           FOR THE YEAR ENDED DECEMBER 31,
                       ---------------------------------------   --------------------------------------------------------
                       UNITS     UNIT FAIR VALUE    NET ASSETS   INVESTMENT(1)   EXPENSE RATIO(2)      TOTAL RETURN(3)
                       (000S)   LOWEST TO HIGHEST     (000S)     INCOME RATIO    LOWEST TO HIGHEST    LOWEST TO HIGHEST
-------------------------------------------------------------------------------------------------------------------------
MID-CAP VALUE SUBACCOUNT:
2006.................  11,317   $17.16 to $22.79     $199,548         0.99%       1.15% to 1.40%       15.63% to 15.33%
2005.................  11,200   $14.84 to $19.76     $177,360         0.64%       1.15% to 1.40%        9.04% to 8.81%
2004.................  10,106    13.61 to 18.16       152,906         1.02%       1.15% to 1.40%       14.56% to 14.29%
2003.................  8,857     11.88 to 15.89       119,843         0.53%       1.15% to 1.40%       29.69% to 29.40%
2002.................  7,465      9.16 to 12.28        80,076         0.51%       1.15% to 1.40%     (18.36%) to (18.57%)
MULTI-CAP GROWTH SUBACCOUNT:
2006.................  12,629    $7.68 to $16.53     $129,763         0.00%       1.15% to 1.40%       10.19% to 9.83%
2005.................  12,600    $6.97 to $15.05     $119,814         0.00%       1.15% to 1.40%        7.56% to 7.27%
2004.................  11,974     6.48 to 14.03       108,534         0.03%       1.15% to 1.40%       12.11% to 11.88%
2003.................  9,588      5.78 to 12.54        84,967         0.00%       1.15% to 1.40%      31.96% to 25.40%**
2002.................  2,557          4.38             11,206         0.01%            1.15%               (26.14%)
GLOBAL SECURITIES SUBACCOUNT:
2006.................  2,254    $14.92 to $21.25      $34,259         1.26%       1.15% to 1.40%       16.02% to 15.74%
2005.................  1,729    $12.86 to $18.36      $22,996         0.82%       1.15% to 1.40%       12.71% to 12.43%
2004.................  1,265     11.41 to 16.33        15,070         0.28%       1.15% to 1.40%       17.03% to 16.81%
2003.................    690      9.75 to 13.98         7,080         1.06%       1.15% to 1.40%      39.68% to 39.80%**
2002.................    439          6.98              3,067         0.49%            1.15%               (22.62%)
INTERNATIONAL STOCK SUBACCOUNT:
2006.................  5,772    $15.87 to $21.78      $96,517         1.58%       1.15% to 1.40%       22.83% to 22.50%
2005.................  4,141    $12.92 to $17.78      $57,109         1.47%       1.15% to 1.40%       15.25% to 14.93%
2004.................  2,791     11.21 to 15.47        33,841         1.54%       1.15% to 1.40%       19.13% to 18.82%
2003.................  1,845      9.41 to 13.02        19,212         0.75%       1.15% to 1.40%      31.98% to 30.20%**
2002.................    748          7.13              5,329         1.11%            1.15%               (9.06%)
T. ROWE PRICE INTERNATIONAL STOCK SUBACCOUNT:*
2006.................  1,401         $18.42           $25,807         1.04%            1.40%                17.47%
2005.................  1,856         $15.68           $29,096         1.47%            1.40%                14.45%
2004.................  2,393          13.70            32,791         1.03%            1.40%                12.20%
2003.................  2,931          12.21            35,788         1.14%            1.40%                28.66%
2002.................  4,107          9.49             38,963         0.84%            1.40%               (19.37%)
DEVELOPING MARKETS SUBACCOUNT:*
2006.................    311         $13.79            $4,293         1.13%            1.40%                26.40%
2005.................    415         $10.91            $4,533         1.31%            1.40%                25.69%
2004.................    503          8.68              4,364         1.84%            1.40%                22.95%
2003.................    624          7.06              4,404         1.14%            1.40%                50.85%
2002.................    842          4.68              3,938         1.44%            1.40%               (1.47%)

------------------------

(1) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests.

(2) These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded. Prior to 2004, only two products were available; therefore, these two products represent the low and high values of the range presented for those years. An additional product was added in 2004 with an expense ratio of 1.30%.

(3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

*   This subaccount is available in the MEMBERS Variable Annuity product only.

**  For the period of May 1, 2003 through December 31, 2003.

*** For the period October 30, 2006 through December 31, 2006.
------------------------

                   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(7) RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("Fin 48"), which is effective for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for income taxes recognized in the financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that the entity has taken or expects to take on a tax return. The Company will adopt FIN 48 for the year ending December 31, 2007. Management is currently evaluating the impact, if any, on the Company's financial statements of implementing FIN 48.

     In September 2006, FASB issued Statement of Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). This standard expands the disclosure that is required for the use of fair value to measure assets and liabilities. The new disclosure will focus on the inputs used to measure fair value and the effect, if any, on the measurements on earnings (or changes in net assets) for the period. SFAS 157 is effective for the Company for the year ending December 31, 2008. Management is currently evaluating the impact, if any, on the Company's financial statements of adopting SFAS 157.

(8) REORGANIZATION

     CMIS and its wholly owned subsidiaries currently domiciled in Wisconsin have received permission from the Wisconsin Insurance Department to redomicile to Iowa during 2007, subject to final approval by the CMIS's policyholders. Once approval is received from the CMIS's policyholders, CMIS and its Wisconsin domiciled subsidiaries will apply to domicile in Iowa. No objections have been received from Iowa and approval to redomesticate is expected in 2007.

     CMIS and the Company have been joined in a permanent affiliation agreement since 1990. CMIS and the Company plan to apply to the Iowa Insurance Department to merge the two companies with CMIS as the surviving company. If the Board of Directors and the policyholders of both companies and the Iowa Insurance Department approve the merger, CMIS and the Company plan to complete the merger by December 31, 2007.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of CUNA Mutual Life Insurance Company and Contract Owners of CUNA Mutual Life Variable Annuity Account:

We have audited the accompanying statement of assets and liabilities of the Conservative Allocation, Moderate Allocation, Aggressive Allocation, Money Market, Bond, Strategic Income, High Income, Oppenheimer High Income, Balanced, Large Cap Value, Large Cap Growth, Mid Cap Value, Mid Cap Growth, Global Securities, International Stock, T. Rowe Price International Stock, and Developing Markets Subaccounts (the "Subaccounts") comprising CUNA Mutual Life Variable Annuity Account (the "Variable Account") of CUNA Mutual Life Insurance Company as of December 31, 2006, the related statements of operations for the periods during the year then ended and the statements of changes in net assets for the periods during the two years then ended. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Subaccounts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Subaccounts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Subaccounts of the CUNA Mutual Life Variable Annuity Account of CUNA Mutual Life Insurance Company as of December 31, 2006, the results of their operations and the changes in their net assets for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Chicago, Illinois
March 16, 2007

[KPMG LLP LOGO]
                     KPMG LLP                           Telephone (416) 777-8800
                     Chartered Accountants              Telephone (416) 777-8800
                     Suite 3300 Commerce Court West     Internet   www.kpmg.ca
                     PO Box 31 Stn Commerce Court
                     Toronto ON    M5L 1B2
                     Canada



AUDITORS' REPORT TO THE SHAREHOLDERS



We have audited the consolidated balance sheet of The CUMIS Group Limited as at December 31, 2006 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.


(signed) KPMG LLP


Chartered Accountants

Toronto, Canada

February 16, 2007



               KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss cooperative.

[KPMG LLP LOGO]
                     KPMG LLP                           Telephone (416) 777-8800
                     Chartered Accountants              Telephone (416) 777-8800
                     Suite 3300 Commerce Court West     Internet   www.kpmg.ca
                     PO Box 31 Stn Commerce Court
                     Toronto ON    M5L 1B2
                     Canada



AUDITORS' REPORT TO THE SHAREHOLDERS



We have audited the consolidated balance sheet of The CUMIS Group Limited as at December 31, 2005 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP


Chartered Accountants

Toronto, Canada

February 21, 2006



               KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss cooperative.

[KPMG LLP LOGO]
                     KPMG LLP                          Telephone (416) 777-8800
                     Chartered Accountants             Telephone (416) 777-8800
                     Suite 3300 Commerce Court West    Internet   www.kpmg.ca
                     PO Box 31 Stn Commerce Court
                     Toronto ON M5L 1B2
                     Canada



AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the consolidated balance sheet of The CUMIS Group Limited as at December 31, 2004 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP


Chartered Accountants

Toronto, Canada

February 21, 2005


                           KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss cooperative.

                         Report of Independent Auditors

Board of Directors
CMG Mortgage Insurance Company

We have audited the accompanying balance sheets of CMG Mortgage Insurance Company (the Company) as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMG Mortgage Insurance Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

February 10, 2006
Los Angeles, California

                         Report of Independent Auditors

Board of Directors
CMG Mortgage Assurance Company

We have audited the accompanying balance sheets of CMG Mortgage Assurance Company (the Company) as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMG Mortgage Assurance Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

February 10, 2006
Los Angeles, California

                         Report of Independent Auditors

Board of Directors
CMG Mortgage Insurance Company

We have audited the accompanying balance sheets of CMG Mortgage Insurance Company (the Company) as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMG Mortgage Insurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

February 14, 2007
Los Angeles, California

                         Report of Independent Auditors

Board of Directors
CMG Mortgage Assurance Company

We have audited the accompanying balance sheets of CMG Mortgage Assurance Company (the Company) as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMG Mortgage Assurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

February 14, 2007
Los Angeles, California

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

     All required financial statements are included in Part B.

(b)  Exhibits

     1.(a) Certified resolution of the board of directors of Century Life of America (the "Company") establishing Century Variable Annuity Account (the "Account"). Incorporated herein by reference to post-effective amendment number 5 to this Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 19, 1996.

     1.(b) Certified resolution of the board of directors of CUNA Mutual Insurance Society approving the merger between CUNA Mutual Insurance Society and CUNA Mutual Life Insurance Company and changing the name of the Variable Account Filed herewith.

     2.       Not Applicable.

     3.(a)i Distribution Agreement Between CUNA Mutual Life Insurance Company and CUNA Brokerage Services, Inc. for Variable Annuity Contracts dated January 1, 1997. Incorporated herein by reference to post-effective amendment number 6 to this Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 18, 1997.

     (a)ii Amended and Restated Distribution Agreement Between CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. for Variable Annuity Contracts effective January 1, 2008. Filed herewith.

     (b)i Servicing Agreement related to the Distribution Agreement between CUNA Mutual Life Insurance Company and CUNA Brokerage Services, Inc. for Variable Annuity Contracts dated January 1, 1997. Incorporated herein by reference to post-effective amendment number 6 to this Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 18, 1997.

     (b)ii Amended and Restated Servicing Agreement related to the Distribution Agreement between CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. for Variable Annuity Contracts effective January 1, 2008. Filed herewith.

     4.(a) Variable Annuity Contract. Incorporated herein by reference to post-effective amendment number 6 to this Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 18, 1997.

     (b) State Variations to Contract Form No. 2800. Incorporated herein by reference to post-effective amendment number 10 to this Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 27, 2000.

     (c) TSA Endorsement. Incorporated herein by reference to post-effective amendment number 7 to this Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 17, 1998.

     (d) IRA Endorsement. Incorporated herein by reference to post-effective amendment number 6 to this Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 18, 1997.

     (e) Roth IRA Endorsement. Incorporated herein by reference to post-effective amendment number 9 to this Form N-4 registration statement (File NO. 33-73738) filed with the Commission on April 22, 1999.

     (f) Executive Benefit Plan Endorsement. Incorporated herein by reference to post-effective amendment number 8 to this Form N-4 registration statement (File No. 33-73738) filed with the Commission on February 24, 1999.

     (g) Amendment to Contract, form no. 2002-VAIAMEND. Incorporated herein by reference to post-effective amendment number 12 to this Form N-4 registration statement (File No. 33-73738) filed with the Commission on February 28, 2002.

     (h) CUNA Mutual Life Insurance Company and CUNA Mutual Insurance Society Merger Endorsement effective December 31, 2007. Filed herewith.

     5.(a) Variable Annuity Application. Incorporated herein by reference to post-effective amendment number 8 to this Form N-4 registration statement (File No. 33-73738) filed with the Commission on February 24, 1999.

     (b) State Variations to Application Form No. 1676. Incorporated herein by reference to post-effective amendment number 9 to this Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 22, 1999.

     (c) State Variations to Application Form No. 99-VAAPP. Incorporated herein by reference to post-effective amendment number 9 to this Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 22, 1999.

     (d) Variable Annuity Application, Form No. VAAPP-2005. Incorporated herein by reference to post-effective amendment number 17 to this Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 26, 2006.

     6.(a) Certificate of Existence of CUNA Mutual Insurance Society. Filed herewith.

     (b) Amended and Restated Articles of Incorporation of CUNA Mutual Insurance Society. Filed herewith.

     (c) Amended and Restated Bylaws of CUNA Mutual Insurance Society. Filed herewith.

     7.       Not Applicable.

     8.(a)i Letter Agreement between Rowe Price-Fleming International, Inc. and the Company dated April 1, 1997. Incorporated herein by reference to post-effective amendment number 8 to this Form N-4 registration statement (File No. 33-73738) filed with the Commission on February 24, 1999.

     (a)ii Amendment to Participation Agreement Among T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and CUNA Mutual Life Insurance Company dated October 1, 2002. Incorporated herein by reference to post-effective amendment number 14 to this Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 29, 2003.

     (a)iii Amendment to Participation Agreement Among T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and CUNA Mutual Insurance Society effective December 31, 2007. Filed herewith.

     (b) Participation Agreement between MFS Variable Insurance Trust and the Company dated November 21, 1997. Incorporated herein by reference to post-effective amendment number 8 to this Form N-4 registration statement (File No. 33-73738) filed with the Commission on February 24, 1999. First Amendment to Participation Agreement dated October 1, 2002. Incorporated herein by reference to post-effective amendment number 14 to this Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 29, 2003.

     (b)ii Amendment to Participation Agreement Between MFS Variable Insurance Trust, Massachusetts Financial Services Company and CUNA Mutual Insurance Society effective December 31, 2007. Filed herewith.

     (c)i Participation Agreement between Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and the Company, dated February 20, 1997. Incorporated herein by reference to post-effective amendment number 8 to this Form N-4 registration statement (File No. 33-73738) filed with the Commission on February 24, 1999. Amendment No. 2 to Participation Agreement Among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and CUNA Mutual Life Insurance Company dated October 1, 2002. Incorporated herein by reference to post-effective amendment number 14 to this Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 29, 2003.

     (c)ii Fourth Amendment to Participation Agreement Between Oppenheimer Variable Account Funds, OppenheimerFunds, Inc., and CUNA Mutual Insurance Society effective December 31, 2007. Filed herewith.

     (d)i Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. and the Company dated May 1, 2000. Incorporated herein by reference to post-effective amendment number 11 to this Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 17, 2001. Amendment to Participation Agreement dated October 2, 2002. Incorporated herein by reference to post-effective amendment number 14 to this Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 29, 2003.

     (d)ii Amendment to Participation Agreement Between Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., and CUNA Mutual Insurance Society effective December 31, 2007. Filed herewith.

     (e)i Rule 22c-2 Shareholder Information Agreement between Ultra Series Fund and CUNA Mutual Life Insurance Company dated October 16, 2006. Incorporated herein by reference to Form N-4 post effective amendment no. 9 (File No. 33-73738) filed with the Commission on April 27, 2007.

     (e)ii Amendment to Rule 22c-2 Shareholder Information Agreement between Ultra Series Fund and CUNA Mutual Insurance Society effective October 16, 2006. Filed herewith.

     (f)i Rule 22c-2 Shareholder Information Agreement between T. Rowe Price Investment Services, Inc. and CUNA Mutual Life Insurance Company dated October 16, 2006. Incorporated herein by reference to Form N-4 post effective amendment no. 9 (File No. 33-73738) filed with the Commission on April 27, 2007.

     (f)ii Amendment to Rule 22c-2 Shareholder Information Agreement between T.Rowe Price Investment Services, Inc., and CUNA Mutual Insurance Society effective December 31, 2007. Filed herewith.

     (g)i Rule 22c-2 Shareholder Information Agreement between MFS Fund Distributors, Inc. and CUNA Mutual Insurance Society Company dated October 16, 2006. Incorporated herein by reference to Form N-4 post effective amendment no. 9 (File No. 33-73738) filed with the Commission on April 27, 2007.

     9.(a) Opinion of Counsel from Barbara L. Secor, Esquire. Incorporated herein by reference to post-effective amendment number 7 to this Form N-4 registration Statement (File No. 33-73738) filed with the Commission on April 17, 1998.

     9.(b)    Opinion of Counsel. Filed herewith.

     10.        i) Deloitte & Touche LLP Consent. Filed herewith.

               ii) KPMG Consent. Filed herewith.

              iii) Ernst & Young Consent. Filed herewith.

     11.      Not applicable.

     12.      Not applicable.

     13.      Powers of Attorney. Filed herewith.

ITEM 25. DIRECTORS AND OFFICERS OF THE COMPANY

 NAME AND PRINCIPAL BUSINESS ADDRESS       POSITIONS AND OFFICE WITH DEPOSITOR
-------------------------------------   ----------------------------------------
Eldon R. Arnold                         Director
5401 West Dirksen Pkwy
Peoria, IL 61607

James L. Bryan                          Director
777 E. Campbell Road
Richardson, TX 75081-1891

Loretta M. Burd                         Director & Chairman of the Board
1430 National Road
Columbus, IN 47201

William B. Eckhardt                     Director
4000 Credit Union Drive, #600
Anchorage, AK 99503

Joseph J. Gasper, Jr.                   Director
5525 Parkcenter Circle
Dublin, OH 73017

Bert J. Hash, Jr.                       Director
7 East Redwood Street, 17th Floor
Baltimore, MD 21202

Victoria W. Miller                      Director
One CNN Center
Atlanta, GA 30303

C. Alan Peppers                         Director & Vice Chairman of the Board
3700 East Alameda Avenue
Denver, CO 80209

Jeff Post                               Director
5910 Mineral Point Road
Madison, WI 53705

Neil A. Springer                        Director
1755 South Naperville Road, Suite 100
Wheaton, IL 60187

Farouk D.G. Wang                        Director
2525 Maile Way
Honolulu, HI 96822

Larry T. Wilson                         Director
1000 Saint Albans Drive
Raleigh, NC 27609

James W. Zilinski                       Director
700 South Street
Pittsfield, MA 01201

EXECUTIVE OFFICERS
------------------
David P. Marks*      CUNA Mutual Insurance Society
                     Executive Vice President and Chief Investment Officer

Jeffrey D. Holley*   CUNA Mutual Insurance Society
                     Executive Vice President and Chief Finance Officer

David Lundgren*      CUNA Mutual Insurance Society
                     Executive Vice President and Chief Administrative Officer

Jeff Post*           CUNA Mutual Insurance Society
                     President and Chief Executive Officer

Robert N. Trunzo*    CUNA Mutual Insurance Society
                     Executive Vice President and Chief Sales Officer

----------
*    Principal place of business is 5910 Mineral Point Road, Madison, WI 53705.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. The Company is a mutual life insurance company and therefore is controlled by its contractowners. Nonetheless, various companies and other entities are controlled by the Company and may be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth on the following organization charts.

CUNA Mutual Insurance Society is a mutual life insurance company and therefore is controlled by its contract owners. Various companies and other entities are controlled by CUNA Mutual Insurance Society and various companies may be considered to be under common control with CUNA Mutual Insurance Society. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth in the following organization charts. By virtue of a merger effective January 1, 2008, CUNA Mutual Life Insurance Company (of Iowa) has merged with and into CUNA Mutual Insurance Society.

                          CUNA Mutual Insurance Society
                   Organizational Chart As Of January 1, 2008

CUNA Mutual Insurance Society
State of domicile: Iowa

CUNA Mutual Insurance Society, either directly or indirectly, is the controlling company of the following wholly-owned subsidiaries:

1.   CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

     CUNA Mutual Investment Corporation is the owner of the following subsidiaries:

          a.   CUMIS Insurance Society, Inc.
               State of domicile: Iowa

               CUMIS Insurance Society, Inc. is the owner of the following subsidiary:

                    (1)  CUMIS Specialty Insurance Company, Inc.
                         State of domicile: Iowa

          b.   CUNA Brokerage Services, Inc.
               State of domicile: Wisconsin

          c.   CUNA Mutual General Agency of Texas, Inc.
               State of domicile: Texas

                    (1)  MEMBERS Financial Services, Inc.
                         Ownership: For regulatory purposes, MEMBERS Financial Services, Inc. is currently owned by two individuals, each owning 50% of the stock. State of domicile: Texas

          d.   MEMBERS Life Insurance Company
               State of domicile: Iowa

          e.   International Commons, Inc.
               State of domicile: Wisconsin

          f.   CUNA Mutual Insurance Agency, Inc.
               State of domicile: Wisconsin

               CUNA Mutual Insurance Agency, Inc. is the 100% owner of the following subsidiary:

                    (1)  CUNA Mutual Casualty Insurance Agency of Mississippi,
                         Inc.
                         State of domicile: Mississippi

          g.   Stewart Associates Incorporated
               State of domicile: Wisconsin

          h.   CUNA Mutual Business Services, Inc.
               State of domicile: Wisconsin

          i.   Lending Call Center Services, LLC
               92% ownership by CUNA Mutual Investment Corporation State of domicile: Delaware

          j.   Lenders Protection, LLC
               50% ownership by CUNA Mutual Insurance Society
               State of domicile: Delaware

          k.   Union Charter Holding, LLC
               State of domicile: Delaware

               Union Charter Holding, LLC is the owner of the following subsidiary:

                    (1)  Union Financial Services, LLC
                         Industrial Loan Company
                         State of domicile: Utah

          l.   MEMBERS Biz Source, LLC
               State of domicile: Delaware

          m.   MEMBERS Capital Advisors, Inc.
               50% ownership by CUNA Mutual Investment Corporation 50% ownership by CUNA Mutual Insurance Society
               State of domicile: Iowa
               MCA is the investment adviser to the Ultra Series Fund

2.   CUNA Caribbean Insurance Society Limited
     Country of domicile: Trinidad and Tobago

     CUNA Caribbean Insurance Society Limited is the owner of the following subsidiary:

          a.   CUNA Caribbean Insurance Services Limited
               Country of domicile: Trinidad and Tobago

3.   CUNA Mutual Australia Holding Co. Pty. Ltd.
     Country of domicile: Australia

     CUNA Mutual Australia Holding Co. Pty. Ltd. is the owner of the following subsidiary:

          a.   CUNA Mutual Life Australia, Ltd.
               Country of domicile: Australia

4.   CUNA Mutual Group, Limited
     Country of domicile: U.K.

5.   CUNA Mutual Group Holdings Europe, Ltd.
     Country of domicile: Ireland

          a.   CUNA Mutual Group Services (Ireland) Limited
               Country of domicile: Ireland

          b.   CUNA Mutual Life Assurance (Europe), Limited
               Country of domicile: Ireland

CUNA Mutual Insurance Society, either directly or through a wholly-owned subsidiary, has a partial ownership interest in the following:

1.   The CUMIS Group Limited
     87.4% ownership by CUNA Mutual Insurance Society
     Country of domicile: Canada

     The CUMIS Group Limited is the 100% owner of the following companies:

          a.   CUMIS Life Insurance Company
               Country of domicile: Canada

          b.   CUMIS General Insurance Company
               Country of domicile: Canada

          c.   MemberCARE Financial Services Limited
               Country of domicile: Canada

          d.   MemberCARE Financial Services Partnership
               Country of domicile: Canada

          e.   CUMIS Services Limited
               Country of domicile: Canada

          f.   WESTCU Insurance Services Limited
               Country of domicile: Westminster, Canada

          The CUMIS Group Limited is the 50% owner of the following company:

          a.   Credential Financial, Inc.
               Country of domicile: Canada

2.   MEMBERS Development Company LLC
     49% ownership by CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

     The following company is a wholly-owned subsidiary of MEMBERS Development Company, LLC:

          a.   CU Biz Source, LLC
               State of domicile: Delaware

3.   MEMBERS Trust Company
     17.31% ownership by MEMBERS Development Company
     State of domicile: Florida

4.   CMG Mortgage Insurance Company
     50% ownership by CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

5.   CMG Mortgage Assurance Company
     50% ownership by CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

6.   CMG Mortgage Reinsurance Company
     50% ownership by CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

7.   Credit Union Service Corporation
     10% ownership by CUNA Mutual Insurance Society
     State of domicile: Georgia

8.   CUNA Mutual Australia Limited
     100% ownership by CUNA Mutual Australia Holding Company Pty. Limited Country of domicile: Australia

     CUNA Mutual Australia Limited is the 100% owner of the following companies:

          a.   CUNA Mutual Insurance Brokers Pty Limited
               Country of Domicile: Australia

          b. CUNA Mutual Technology Services Australia Pty Limited Country of Domicile: Australia

               The following company is owned 100% by CUNA Mutual Technology Services Australia Pty Limited:

                    (1) CUNA Mutual Insurance Brokers Pty Limited Country of Domicile: Australia

9.   CUNA Strategic Services, Inc.
     1.4% of ownership by CUNA Mutual Insurance Society
     State of domicile: Wisconsin

10.  CMIA Wisconsin, Inc.
     State of domicile: Wisconsin

          a.  League Insurance Agency, Inc.
              State of domicile: Wisconsin

                    (1)  Members Protection Insurance Plans
                         State of domicile: Connecticut

11.  Producers Ag Insurance Group
     24.6% of ownership by CUNA Mutual Insurance Society
     State of domicile: Delaware

Partnerships

1.   CM CUSO Limited Partnership, a Washington Partnership
     CUMIS Insurance Society, Inc. - General Partner
     State of domicile: Washington

2.   The Center for Credit Union Innovation LLC
     33.3% ownership by CUNA Mutual Insurance Society
     33.3% ownership by CUNA & Affiliates
     State of domicile: Wisconsin

3.   HRValue Group LLC
     30% ownership by CUNA Mutual Investment Corporation
     State of domicile: Wisconsin

Affiliated (Nonstock)

1.   CUNA Mutual Group Foundation, Inc.
     Non-profit foundation 501(c)(3)
     State of domicile: Wisconsin

ITEM 27. NUMBER OF CONTRACTOWNERS

     As of October 31, 2007 there were 5,859 non-qualified contracts outstanding and 9,694 qualified contracts outstanding.

ITEM 28. INDEMNIFICATION.

     Section 10 of the Amended and Restated Bylaws of the Company and Article XI of the Company's Amended and Restated Articles of Incorporation together provide for indemnification of officers or directors of the Company against claims and liabilities the officers or directors become subject to by reason of having served as officer or director of the Company or any subsidiary or affiliate company. Such indemnification covers liability for all actions alleged to have been taken, omitted, or neglected by such person in the line of duty as director or officer, except liability arising out of the officers' or directors' willful misconduct.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

     (a) CUNA Brokerage is the registrant's principal underwriter and for certain variable life insurance contracts issued by CUNA Mutual Variable Annuity Account and CUNA Mutual Variable Life Insurance Account. CUNA Brokerage is also principal underwriter for the Ultra Series Fund, an underlying Fund for the Company's variable products. CUNA Brokerage is the distributor of MEMBERS Mutual Funds, a group of open-end investment companies.

     (b)  Officers and Directors of CUNA Brokerage.

 NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICE WITH UNDERWRITER
-------------------------------------  -----------------------------------------
Mark E. Backes**                       Director, Vice Chairman & President/CEO

John A. Chosy*                         Assistant Secretary

Steve H. Dowden*                       Director & Chairman

Mark Everson                           Director
14985 Glazier Avenue
Apple Valley, Minnesota, 55124-7440

Katherine I. Grete**                   Assistant Treasurer

Timothy Halevan**                      Chief Compliance Officer

David J. Hughes**                      Secretary & Treasurer

Sheila M. Kittleson**                  Assistant Treasurer

Kevin T. Lenz*                         Director

Tracy K. Lien*                         Assistant Secretary

James H. Metz*                         Director

John R. Ridge                          Director
400 North Lakewood Parkway
Vernon Hills, Illinois 60061

Steve R. Suleski*                      Vice President

Mark T. Warshauer*                     Director

----------
* The principal business address of these persons is: 5910 Mineral Point Road, Madison, Wisconsin 53705.

** The principal business address of these persons is: 2000 Heritage Way, Waverly, Iowa 50677.

     (c) CUNA Brokerage Services is the only principal underwriter. The Distribution Agreement between the Company and CUNA Brokerage Services and the Related Servicing Agreement between the Company and CUNA Brokerage Services specify the services provided by each party. Those contracts have been filed as exhibits under Item 24(b)(3). The Company pays a dealer concession of approximately six percent, as more fully described in Schedule A of the Servicing Agreement. The total dealer's concession for the year ended December 31, 2006, was $2,790,005. The contracts provide that the Company performs certain functions on behalf of the distributor. For example, the Company sends confirmation statements to Owners and the Company maintains payroll records for the registered representatives. Some of the dealer concession is used to reimburse the Company for the services it performs on behalf of the distributor.

                                       (2)
                                Net Underwriting         (3)             (4)
             (1)                  Discounts and    Compensation on    Brokerage         (5)
Name of Principal Underwriter      Commissions        Redemption     Commissions   Compensation
-----------------------------   ----------------   ---------------   -----------   ------------
CUNA Brokerage Services, Inc.      $2,790,005             0           $2,706,305      $83,700

ITEM 30. LOCATION BOOKS AND RECORDS

     All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Company at 2000 Heritage Way, Waverly, Iowa 50677 or at MEMBERS Capital Advisors, Inc. or CUNA Mutual Group, both at 5910 Mineral Point Road, Madison, Wisconsin 53705.

ITEM 31. MANAGEMENT SERVICES

     All management contracts are discussed in Part A or Part B of this registration statement.

ITEM 32. UNDERTAKINGS AND REPRESENTATIONS

     (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the Contracts offered herein are being accepted.

     (b) The registrant undertakes that it will include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove and send to the Company for a statement of additional information.

     (c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.

     (d) CUNA Mutual Insurance Society represents that in connection with its offering of the Contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

     (e) CUNA Mutual Insurance Society represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by CUNA Mutual Insurance Society.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed in its behalf by the undersigned, duly authorized, in the City of Madison, and State of Wisconsin on this 2nd day of January, 2008.


                                        CUNA MUTUAL VARIABLE ANNUITY ACCOUNT
                                        (REGISTRANT)


                                        By: /s/ Jeff Post
                                           -------------------------------------
                                           Jeff Post
                                           President and Chief Executive Officer


                                        CUNA MUTUAL INSURANCE SOCIETY
                                        (DEPOSITOR)


                                        By: /s/ Jeff Post
                                           -------------------------------------
                                           Jeff Post
                                           President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE AND TITLE                           DATE
-------------------                     ---------------


By: /s/Andrew Michie                    January 2, 2008
    ---------------------------------
    Andrew Michie
    VP - Corporate Controller


By: /s/Jeffrey D. Holley                January 2, 2008
    ---------------------------------
    Jeffrey D. Holley
    Chief Financial Officer


By: /s/Jeff Post                        January 2, 2008
    ---------------------------------
    Jeff Post
    Director, President and Chief
    Executive Officer


By: /s/ Eldon R. Arnold*                January 2, 2008
    ---------------------------------
    Eldon R. Arnold
    Director


By: /s/ James L. Bryan*                 January 2, 2008
    ---------------------------------
    James L. Bryan
    Director


By: /s/ Loretta M. Burd*                January 2, 2008
    ---------------------------------
    Loretta M. Burd
    Director and Chairman of the
    Board


By: /s/ William B. Eckhardt*            January 2, 2008
    ---------------------------------
    William B. Eckhardt
    Director


By: /s/ Joseph J. Gasper*               January 2, 2008
    ---------------------------------
    Joseph J. Gasper
    Director


By: /s/ Bert J. Hash, Jr.*              January 2, 2008
    ---------------------------------
    Bert J. Hash, Jr.
    Director


By: /s/ Victoria W. Miller*             January 2, 2008
    ---------------------------------
    Victoria W. Miller
    Director


By: /s/ C. Alan Peppers*                January 2, 2008
    ---------------------------------
    C. Alan Peppers
    Director and Vice Chairman of the
    Board


By: /s/ Neil A. Springer*               January 2, 2008
    ---------------------------------
    Neil A. Springer
    Director


By: /s/ Farouk D. G. Wang*              January 2, 2008
    ---------------------------------
    Farouk D. G. Wang
    Director


By: /s/ Larry T. Wilson*                January 2, 2008
    ---------------------------------
    Larry T. Wilson
    Director



By: /s/ James W. Zilinski*              January 2, 2008
    ---------------------------------
    James W. Zilinski
    Director

* Signed pursuant to Power of Attorney dated December 7, 2007, filed electronically with the Registration Statement on January 2, 2008.


By: /s/ Steven R. Suleski
    ---------------------------------
    Steven R. Suleski
    Vice President

                                  EXHIBIT INDEX

1.(b) Certified resolution of the board of directors of CUNA Mutual Insurance Society approving the merger between CUNA Mutual Insurance Society and CUNA Mutual Life Insurance Company and changing the name of the Variable Account.

3(a)ii Amended and Restated Distribution Agreement Between CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. effective January 1, 2008.

3(b)ii Amended and Restated Servicing Agreement related to the Distribution Agreement between CUNA Mutual Insurance Society and CUNA Brokerage Services, Inc. effective January 1, 2008.

4(h) CUNA Mutual Life Insurance Company and CUNA Mutual Insurance Society Merger Endorsement effective January 1, 2008.

6.(a)     Certificate of Existence of CUNA Mutual Insurance Society.

6(b) Amended and Restated Articles of Incorporation of CUNA Mutual Insurance Society.

6(c)      Amended and Restated Bylaws of CUNA Mutual Insurance Society.

8(a)iii Amendment to Participation Agreement Among T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and CUNA Mutual Insurance Society effective December 31, 2007.

8(b)ii Amendment to Participation Agreement Between MFS Variable Insurance Trust, Massachusetts Financial Services Company and CUNA Mutual Insurance Society effective December 31, 2007.

8(c)ii Fourth Amendment to Participation Agreement Between Oppenheimer Variable Account Funds, OppenheimerFunds, Inc., and CUNA Mutual Insurance Society effective December 31, 2007.

8(d)ii Amendment to Participation Agreement Between Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., and CUNA Mutual Insurance Society effective December 31, 2007.

8(e)ii Amendment to Rule 22c-2 Shareholder Information Agreement between Ultra Series Fund and CUNA Mutual Insurance Society effective October 16, 2006.

8(f)ii Amendment to Rule 22c-2 Shareholder Information Agreement between T.Rowe Price Investment Services, Inc., and CUNA Mutual Insurance Society effective December 31, 2007.

9(b)      Opinion of Counsel.

10.         i) Deloitte & Touche LLP Consent.

           ii) KPMG Consent.

          iii) Ernst & Young Consent.

13.       Powers of Attorney.